Exhibit 2.1

CONTRIBUTION AGREEMENT

BY AND AMONG

INERGY, L.P. INERGY GP, LLC

INERGY SALES & SERVICE, INC.

AND

SUBURBAN PROPANE PARTNERS, L.P.

April 25, 2012

i

Exhibits

Exhibit A	–	Definitions

Schedules

Schedule 2.1(a)	–	Retained Assets (Contributor Parties)
Schedule 2.1(a)(iii)	–	Assigned Liabilities (Contributor Parties)
Schedule 2.4(a)(vi)	–	Consents, Approvals and Waivers (Contributor Parties)
Schedule 2.4(a)(xvi)	–	Assumed Liabilities (Contributor Parties)
Schedule 2.4(b)(vii)	–	Consents, Approvals and Waivers (Acquirer)
Schedule 3.2	–	Subsidiaries (Contributor Parties)
Schedule 3.4	–	Non-Contravention (Contributor Parties)
Schedule 3.5	–	Governmental Approvals (Contributor Parties)
Schedule 3.6(a)	–	Capitalization (Contributor Parties)
Schedule 3.6(c)	–	Preemptive and Other Repurchase Rights (Contributor Parties)
Schedule 3.6(e)	–	Ownership of Equity and Debt Securities (Contributor Parties)
Schedule 3.7(c)	–	Voting Agreements (Contributor Parties)
Schedule 3.8	–	Compliance with Law (Contributor Parties)
Schedule 3.9(e)	–	Indebtedness of the Propane Group Entities (Contributor Parties)
Schedule 3.10	–	Absence of Certain Changes (Contributor Parties)
Schedule 3.11(a)	–	Leased Real Property (Contributor Parties)
Schedule 3.11(b)	–	Owned Real Property (Contributor Parties)
Schedule 3.11(c)	–	Liens on Owned Real Property (Contributor Parties)
Schedule 3.11(e)	–	Leases (Contributor Parties)
Schedule 3.11(f)	–	Condemnation Proceedings (Contributor Parties)
Schedule 3.12(b)	–	Tangible Property; Sufficiency of Assets (Contributor Parties)
Schedule 3.13(a)	–	Intellectual Property (Contributor Parties)
Schedule 3.14	–	Environmental Matters (Contributor Parties)
Schedule 3.15(a)	–	Material Contracts (Contributor Parties)
Schedule 3.15(b)	–	Invalid and Non-Binding Material Contracts (Contributor Parties)
Schedule 3.16	–	Legal Proceedings (Contributor Parties)
Schedule 3.17	–	Permits (Contributor Parties)
Schedule 3.18	–	Taxes (Contributor Parties)
Schedule 3.19(a)	–	Propane Group Benefit Plans (Contributor Parties)
Schedule 3.19(c)	–	Other Benefits Matters (Contributor Parties)
Schedule 3.19(f)	–	Other Benefits Matters (Contributor Parties)
Schedule 3.19(g)	–	Other Benefits Matters (Contributor Parties)
Schedule 3.19(i)	–	Retiree Medical and Life Insurance Benefits (Contributor Parties)
Schedule 3.19(k)	–	Labor Matters (Contributor Parties)
Schedule 3.19(l)	–	Certain Employees (Contributor Parties)
Schedule 3.22	–	Insurance (Contributor Parties)
Schedule 4.3	–	Non-Contravention (Acquirer)
Schedule 4.4	–	Governmental Approvals (Acquirer)
Schedule 4.6	–	Compliance with Law (Acquirer)
Schedule 4.8	–	Absence of Certain Changes (Acquirer)
Schedule 4.9	–	Environmental Matters (Acquirer)

v

Schedule 4.10	–	Legal Proceedings (Acquirer)
Schedule 4.11	–	Taxes (Acquirer)
Schedule 5.1(a)	–	Ordinary Course Conduct of Business (Contributor Parties)
Schedule 5.1(b)	–	Conduct of Business – Restricted Actions (Contributor Parties)
Schedule 5.1(c)	–	Ordinary Course Conduct of Business (Acquirer)
Schedule 5.1(d)	–	Conduct of Business – Restricted Actions (Acquirer)
Schedule 5.19	–	Credit Support Instruments (Contributor Parties)
Schedule 5.22(a)	–	Excluded Employees (Acquirer and Contributor Parties)
Schedule 5.22(b)	–	Excluded Benefit Plans (Contributor Parties)
Schedule 5.22(i)	–	Acquirer Severance Programs (Acquirer)
Schedule 5.23(a)	–	Intercompany Arrangements (Contributor Parties)

Annexes

Annex A-1	–	Form of Inergy Propane Debt Assumption Agreement
Annex A-2	–	Form of Acquirer Debt Assumption Agreement
Annex B	–	Form of Assignment of LLC Interests
Annex C	–	Form of Bill of Sale
Annex D	–	Form of Transition Services Agreement
Annex E	–	Form of Unitholder Agreement
Annex F	–	Form of NRGY Support Agreement
Annex G	–	Legal Opinion Matters (Vinson & Elkins L.L.P.)
Annex H	–	Legal Opinion Matters (Richards, Layton & Finger, P.A.)
Annex I	–	Legal Opinion Matters (Proskauer Rose LLP)
Annex J	–	Legal Opinion Matters (Morris, Nichols, Arsht & Tunnell LLP)
Annex K	–	Inergy Propane Amendment
Annex L	–	Liberty Propane Amendment
Annex M	–	Acquired Assets
Annex N	–	Example of Calculation of Final Working Capital

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of April 25, 2012 (the “Execution Date”), is made and entered into by and among Inergy, L.P., a Delaware limited partnership (“NRGY”), Inergy GP, LLC, a Delaware limited liability company and the general partner of NRGY (“NRGY GP”), Inergy Sales & Service, Inc., a Delaware corporation (“Inergy Sales”), and Suburban Propane Partners, L.P., a Delaware limited partnership (“Acquirer”).

NRGY, NRGY GP and Inergy Sales are sometimes referred to individually in this Agreement as a “Contributor Party” and are sometimes collectively referred to in this Agreement as the “Contributor Parties.”

Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

R E C I T A L S

WHEREAS, NRGY owns 100% of the limited liability company interests (the “Inergy Propane Interests”) in Inergy Propane, LLC, a Delaware limited liability company (“Inergy Propane”);

WHEREAS, immediately following the Pre-Contribution Closing Transactions (as defined below) and immediately prior to the Contribution Closing (as defined below), Inergy Propane will own only the following interests (together with the Inergy Propane Interests, the “Acquired Interests”):

(i) 100% of the limited partner interests (representing 98% of the partnership interests) in Liberty Propane, L.P., a Delaware limited partnership (“Liberty Propane”), which in turn owns 100% of the limited liability company interests in Liberty Propane Operations, LLC, a Delaware limited liability company (“Liberty Operations”); and

(ii) 100% of the limited liability company interests in Liberty Propane GP, LLC, a Delaware limited liability company (“Liberty Propane GP”), which in turn owns 100% of the general partner interest (representing 2% of the partnership interests) in Liberty Propane.

WHEREAS, NRGY desires to contribute, assign, transfer and deliver to Acquirer, and Acquirer desires to acquire from NRGY, the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests) (the “NRGY Contribution”) subject to the NRGY Notes Indebtedness (as defined below) and, in exchange, Acquirer desires to issue to NRGY the NRGY Equity Consideration (as defined below) and the NRGY Cash Consideration (as defined below), if any, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, substantially concurrent with the NRGY Contribution, Inergy Sales desires to contribute, assign, transfer and deliver to Acquirer, and Acquirer desires to acquire from Inergy Sales, the assets of Inergy Sales set forth in Annex M (the “Acquired Assets”) and, in exchange, Acquirer desires to issue to Inergy Sales the Inergy Sales Equity Consideration (as defined below) and the Inergy Sales Cash Consideration (as defined below), if any, on the terms and subject to the conditions set forth in this Agreement (the “Inergy Sales Contribution” and, together with the NRGY Contribution, the “Contribution”);

WHEREAS, in connection with the Parties’ entry into this Agreement, as promptly as practicable after the Execution Date, Acquirer will commence the Exchange Offer (as defined below) of Exchange Notes (as defined below) for NRGY Notes (as defined below); and

WHEREAS, as promptly as practicable after the Form S-1 (as defined below) is declared effective by the SEC, NRGY desires to distribute to the NRGY Unitholders (as defined below), pro rata, the Spin-Off Units (as defined below), for no consideration (the “Spin-Off”).

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.

Section 1.2 Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

ARTICLE II

CONTRIBUTION; SPIN-OFF

Section 2.1 Pre-Contribution Closing Transactions. Immediately prior to the closing of the Contribution (the “Contribution Closing”), (a) Inergy Propane will distribute, assign, transfer and deliver to NRGY (i) 100% of Inergy Propane’s right, title and interest in (A) L & L Transportation, LLC, a Delaware limited liability company, (B) Inergy Transportation, LLC, a Delaware limited liability company, (C) Inergy Canada Company, a Nova Scotia unlimited company, (D) Stellar Propane Service, LLC, a Delaware limited liability company, (E) Inergy Sales and (F) all rights, interests, assets and properties described in Schedule 2.1(a) (all of the entities and assets listed in clauses (A) through (F), together with all of the assets held by the entities listed in clauses (A) through (D), the “Retained Assets”), (ii) the employment agreements (common law or otherwise) for the Excluded Employees to the extent that such employment agreements are with a Propane Group Entity and (iii) the liabilities identified in Schedule 2.1(a)(iii); (b) Inergy Propane will cause the Inergy Propane Amendment and the Liberty Propane Amendment to be executed and made effective; and (c) Inergy Propane shall assume from NRGY the NRGY Notes Indebtedness pursuant to the Inergy Propane Debt Assumption Agreement. The transactions described in this Section 2.1 are collectively referred to as the “Pre-Contribution Closing Transactions.” The Parties acknowledge and agree that any Taxes associated with the Pre-Contribution Closing Transactions are included in Excluded Taxes.

Section 2.2 Acquisition of the Acquired Interests and the Acquired Assets. Upon the terms and subject to the satisfaction or written waiver of the conditions contained in this Agreement, at the Contribution Closing, the following transactions shall occur in the order set forth below:

(a) Acquirer shall assume from the NRGY Notes Issuers and Inergy Propane the NRGY Notes Indebtedness pursuant to the Acquirer Debt Assumption Agreement;

(b) NRGY shall contribute, assign, transfer and deliver to Acquirer, and Acquirer shall acquire from NRGY, the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests), and Acquirer shall issue and deliver to NRGY the NRGY Equity Consideration and the NRGY Cash Consideration, if any;

(c) Inergy Sales shall contribute, assign, transfer and deliver to Acquirer, and Acquirer shall acquire from Inergy Sales, the Acquired Assets, and Acquirer shall issue and deliver to Inergy Sales the Inergy Sales Equity Consideration and the Inergy Sales Cash Consideration, if any; and

(d) the Exchange Offer shall be consummated.

Section 2.3 Time and Place of Contribution Closing. The Contribution Closing will take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002 on the fifth (5th) Business Day after all of the conditions set forth in Article VI (other than those conditions which by their terms are only capable of being satisfied at the Contribution Closing but subject to the satisfaction or written waiver of those conditions) have been satisfied or waived by the Party or Parties entitled to waive such conditions, unless another time, date and place are agreed to in writing by the Parties. The date of the Contribution Closing is referred to in this Agreement as the “Contribution Closing Date.” The Contribution Closing will be deemed effective as of 12:01 a.m., New York, New York time, on the Contribution Closing Date.

Section 2.4 Deliveries and Actions at Contribution Closing.

(a) At the Contribution Closing, the Contributor Parties shall deliver, or shall cause to be delivered, the following to Acquirer:

(i) Acquirer Debt Assumption Agreement. A counterpart of a debt assumption agreement, a form of which is attached hereto as Annex A-2 (the “Acquirer Debt Assumption Agreement”), duly executed by the NRGY Notes Issuers and Inergy Propane;

(ii) Assignment of Interests. A counterpart of an assignment (the “Assignment of Interests”), a form of which is attached hereto as Annex B, evidencing the contribution, assignment, transfer and delivery to Acquirer of the Inergy Propane Interests, duly executed by NRGY;

(iii) Bill of Sale. A counterpart of a bill of sale (the “Bill of Sale”), a form of which is attached hereto as Annex C, evidencing the contribution, assignment, transfer and delivery to Acquirer of the Acquired Assets, duly executed by Inergy Sales;

(iv) FIRPTA Certificates. A certificate of each of NRGY and Inergy Sales in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv) that NRGY or Inergy Sales, as applicable, is not a “foreign person” within the meaning of Section 1445 of the Code, duly executed by NRGY and Inergy Sales;

(v) Contribution Closing Certificate. The certificate contemplated by Section 6.2(c);

(vi) Required Consents. The consents, approvals and waivers set forth on Schedule 2.4(a)(vi);

(vii) Transition Services Agreement. A counterpart of a transition services agreement, a form of which is attached hereto as Annex D (the “Transition Services Agreement”), duly executed by NRGY;

(viii) Resignations. The resignations provided for in Section 5.15;

(ix) Unitholder Agreement. A unitholder agreement in the form attached hereto as Annex E (the “Unitholder Agreement”), duly executed by John J. Sherman, President and Chief Executive Officer of NRGY GP;

(x) Amendments to Organizational Documents. Executed copies of the Inergy Propane Amendment and the Liberty Propane Amendment;

(xi) NRGY Support Agreement Documents. A support agreement for the Guaranteed Debt (the “NRGY Support Agreement”) on the terms and conditions described in Annex F and such other ancillary documents as may reasonably be required by Acquirer to evidence the NRGY Support Agreement, duly executed by NRGY;

(xii) Legal Opinions. An opinion from Vinson & Elkins L.L.P., counsel to the Contributor Parties, dated as of the Contribution Closing Date and reasonably satisfactory to Acquirer and the Contributor Parties with respect to the matters set forth on Annex G and an opinion from Richards, Layton & Finger, P.A., special Delaware counsel to the Contributor Parties, dated as of the Contribution Closing Date and reasonably satisfactory to Acquirer and the Contributor Parties with respect to the matters set forth on Annex H;

(xiii) Comfort Letter. A letter from Ernst & Young LLP, independent accountant of the Propane Group Entities, addressed to Acquirer and dated as of the Contribution Closing Date, containing statements and information of the type ordinarily included in accountants’ bring-down “comfort letters” to underwriters with respect to financial statements and certain financial information contained in the Exchange Offer Documents and in the Form S-1; provided, however, that the Contributor Parties shall only be required to use their reasonable efforts to obtain such bring-down comfort letter (excluding information provided by Acquirer);

(xiv) Books and Records. All books, operating and financial records (including Tax Returns Tax bills, Tax exemption certificates and related work papers), correspondence, files, vendor lists, customer lists, customer account information, sales brochures and other data used in or relating to the Propane Business, together with the minute books and membership, stock or comparable records of each Propane Group Entity;

(xv) Releases of Subsidiary Guarantees and Liens. Evidence to the effect that each of the Propane Group Entities has been released as a “subsidiary guarantor” under the NRGY Credit Agreement and under the indentures relating to all issued and outstanding senior unsecured notes of the NRGY Notes Issuers and evidence to the effect that the Liens, other than Permitted Liens, relating to the Acquired Assets or the Propane Group Entities have been released; and

(xvi) Cash. Cash in an amount equal to (a) the amount of accrued and unpaid interest, through the Contribution Closing Date on the NRGY Notes tendered by holders thereof, and accepted by Acquirer, for exchange in connection with the Exchange Offer (“Accrued Interest”), plus (b) amounts owing through the Contribution Closing Date associated with the items set forth on Schedule 2.4(a)(xvi) (the items in subclauses (a) and (b) being referred to as the “Assumed Liabilities”), less (c) $35,000,000 (provided, that if the foregoing calculation results in a negative number, then the absolute value of such negative number shall be added to the Cash Consideration).

(b) At the Contribution Closing, Acquirer shall deliver, or shall cause to be delivered, the following to the Contributor Parties:

(i) Acquirer Debt Assumption Agreement. A counterpart of the Acquirer Debt Assumption Agreement, duly executed by Acquirer;

(ii) Assignment of Interests. A counterpart of the Assignment of Interests, duly executed by Acquirer;

(iii) Bill of Sale. A counterpart of the Bill of Sale, duly executed by Acquirer;

(iv) Equity Consideration. The Equity Consideration issued to NRGY and Inergy Sales and recorded on the books and records of Acquirer’s transfer agent, as evidenced by an executed certificate of Acquirer’s transfer agent, in a form acceptable to NRGY and Inergy Sales, certifying as to the book entry issuance of the Suburban Common Units comprising the Equity Consideration;

(v) Cash Consideration. The Cash Consideration (as may be adjusted pursuant to Section 2.4(a)(xvi), Section 2.5 and Section 5.4);

(vi) Contribution Closing Certificate. The certificate contemplated by Section 6.3(c);

(vii) Required Consents. The consents, approvals and waivers set forth on Schedule 2.4(b)(vii);

(viii) Unitholder Agreement. A counterpart of the Unitholder Agreement, duly executed by Acquirer;

(ix) Legal Opinion. An opinion from Proskauer Rose LLP, counsel to Acquirer, dated as of the Contribution Closing Date and reasonably satisfactory to the Contributor Parties and Acquirer with respect to the matters set forth on Annex I and an opinion from Morris, Nichols, Arsht & Tunnell LLP, special Delaware counsel to Acquirer, dated as of the Contribution Closing Date and reasonably satisfactory to the Contributor Parties and Acquirer with respect to the matters set forth on Annex J;

(x) Comfort Letter. A letter from PricewaterhouseCoopers LLP, independent accountant of Acquirer, addressed to NRGY and dated as of the Contribution Closing Date, containing statements and information of the type ordinarily included in accountants’ bring-down “comfort letters” to underwriters with respect to financial statements and certain financial information contained in the Exchange Offer Documents and in the Form S-1; provided, however, that Acquirer shall only be required to use its reasonable efforts to obtain such bring-down comfort letter (excluding information provided by NRGY and/or relating to the Acquired Interests);

(xi) Transition Services Agreement. A counterpart of the Transition Services Agreement, duly executed by Acquirer; and

(xii) NRGY Support Agreement Documents. The NRGY Support Agreement on the terms and conditions described in Annex F, duly executed by Acquirer.

Section 2.5 Adjustments to Purchase Price. As soon as practicable after the Contribution Closing, and in any event within sixty (60) days following the Contribution Closing Date, Acquirer shall prepare and deliver to NRGY a statement of Final Working Capital with reasonable supporting documentation and showing the calculation thereof. Acquirer shall provide NRGY with copies of all work papers and other relevant documents, and reasonable access to the books and records and accounting personnel, used to calculate the Final Working Capital in order to permit NRGY to verify the accuracy of the Final Working Capital. Within thirty (30) days following NRGY’s receipt of the statement of Final Working Capital, NRGY shall notify Acquirer if NRGY disagrees with Acquirer’s determination of Final Working Capital. If NRGY does not so notify Acquirer within said thirty (30) day period, NRGY shall be conclusively deemed to have accepted Acquirer’s determination of the Final Working Capital. If NRGY does notify Acquirer that NRGY disagrees with Acquirer’s determination of Final Working Capital, then NRGY and Acquirer will use all commercially reasonable efforts to promptly resolve their dispute. If NRGY and Acquirer are unable to agree on the calculation of Final Working Capital within forty (40) days after NRGY’s receipt of the statement of Final Working Capital, then either Party shall have the right to require the Final Working Capital to be finally and conclusively determined by an independent accounting firm that is mutually selected by Acquirer and NRGY. If the Parties are unable to agree upon an independent accounting firm within ten (10) days after the end of such forty (40) day period, then NRGY shall select the independent accounting firm from a list of three independent accounting firms proposed by Acquirer. The determination of Final Working Capital by such accounting firm shall be final and binding on, and nonappealable by, Acquirer and NRGY, and the fees and expenses of such accounting firm shall be borne equally by NRGY and Acquirer. If the Final Working Capital, as finally and conclusively determined pursuant to this Section 2.5, is less than $50,000,000, then, within five (5) days following the final determination thereof, NRGY shall pay to Acquirer, by wire transfer of immediately available funds to the account or accounts designated in writing by Acquirer, the amount of such difference, and the Purchase Price shall be decreased by the amount of such difference. If the Final Working Capital, as finally and conclusively determined pursuant to this Section 2.5, is greater than $70,000,000, then, within five (5) days following the final determination thereof, Acquirer shall pay to NRGY, by wire transfer of immediately available funds to the account or accounts designated in writing by NRGY, the amount of such excess, and the Purchase Price shall be increased by the amount of such excess.

Section 2.6 Withholding Taxes. Each of Acquirer and Acquirer’s transfer agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under the Code, or any Tax Law, with respect to the making of such payment (“Withholding Taxes”). To the extent that Withholding Taxes are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.7 Spin-Off. As promptly as practicable after the Form S-1 is declared effective by the SEC, NRGY will consummate the Spin-Off as a registered distribution of the Spin-Off Units on the terms pursuant to the Form S-1.

Section 2.8 Tax Treatment of NRGY Contribution and Inergy Sales Contribution. The Parties intend, solely for Tax purposes, that (i) the NRGY Contribution shall be treated as (A) a contribution by NRGY to Acquirer of a portion of the Acquired Interests in exchange for the NRGY Equity Consideration in a transaction consistent with the requirements of Section 721(a) of the Code and (B) the sale by NRGY to Acquirer of a portion of the Acquired Interests in exchange for the NRGY Cash Consideration (plus assumed liabilities to the extent properly taken into account under the Code); (ii) the Acquirer shall be treated as taking the Acquired Interests subject to the NRGY Notes Indebtedness; (iii) the portion of the NRGY Notes Indebtedness represented by the 2021 Inergy Notes shall be treated as a qualified liability within the meaning of Section 1.707-5(a)(6) of the Treasury Regulations; and (iv) NRGY’s share of the Guaranteed Debt under Sections 1.752-2 and 1.707-5(a)(2)(i) of the Treasury Regulations shall be the entire amount of the Guaranteed Debt. The Parties intend that the Inergy Sales Contribution shall be treated as (A) a contribution by Inergy Sales to Acquirer of a portion of the Acquired Assets in exchange for the Inergy Sales Equity Consideration in a transaction consistent with the requirements of Section 721(a) of the Code and (B) the sale by Inergy Sales to Acquirer of a portion of the Acquired Assets in exchange for the Inergy Sales Cash Consideration. The tax treatment described in this Section 2.8 with respect to the NRGY Contribution and the Inergy Sales Contribution is referred to as the “Intended Tax Treatment.” Unless otherwise required by applicable Law, the Parties agree to file all Tax Returns and otherwise act at all times in a manner consistent with the Intended Tax Treatment, provided, however, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Tax Authority with respect to the Intended Tax Treatment, and neither Party shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging the Intended Tax Treatment.

Section 2.9 Purchase Price Allocation.

(a) The Cash Consideration, the Equity Consideration and assumed liabilities, to the extent properly taken into account under the Code, shall be allocated among the Acquired Interests and the Acquired Assets consistent with the principles of Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). Within one hundred twenty (120) days after the date the Final Working Capital is finally and conclusively determined pursuant to Section 2.5, Acquirer shall deliver the Allocation to NRGY for NRGY’s approval, which approval shall not be unreasonably withheld. NRGY and Acquirer shall work in good faith to resolve any disputes relating to the Allocation. If NRGY and Acquirer are unable to resolve any such dispute within fifteen (15) days of Acquirer’s delivery of the Allocation to NRGY, such dispute shall be resolved promptly and finally by an independent accounting firm that is mutually selected by Acquirer and NRGY. If the Parties are unable to agree upon an independent accounting firm within ten (10) days after the end of such fifteen (15) day period, then NRGY shall select the independent accounting firm from a list of three independent accounting firms proposed by Acquirer. The costs of the independent account firm shall be borne equally by NRGY and Acquirer.

(b) If the Cash Consideration is adjusted pursuant to this Agreement, the Allocation shall be adjusted in a manner consistent with the Allocation prepared pursuant to Section 2.9(a) above.

(c) Acquirer and NRGY shall file all Tax Returns consistent with the Allocation. Neither Acquirer nor NRGY shall take any Tax position inconsistent with such Allocation, and neither Acquirer nor NRGY shall agree to any proposed adjustment to the Allocation by any Tax Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Acquirer or NRGY from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither Acquirer nor NRGY shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CONTRIBUTOR PARTIES

The Contributor Parties hereby, jointly and severally, represent and warrant to Acquirer as follows:

Section 3.1 Organization; Qualification. Each of the Contributor Parties is an entity duly formed, validly existing and in good standing under the laws of the state of its formation and has all requisite limited partnership, limited liability company or corporate, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to (i) have a Propane Group Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (iii) materially impair any Contributor Party’s ability to perform its obligations under the Transaction Agreements. NRGY has made available to Acquirer true and complete copies of the Organizational Documents of each Contributor Party, as in effect on the Execution Date.

Section 3.2 Subsidiaries.

(a) Schedule 3.2 of the Contributor Disclosure Schedule sets forth (i) a true and complete list of all Subsidiaries of Inergy Propane and, for each of Inergy Propane and each such Subsidiary, its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, limited liability company interests, partnership interests or similar ownership interests and the current ownership of such shares, limited liability company interests, partnership interests or similar ownership interests and (ii) a true and complete list of each registered name under which each Propane Group Entity conducts its business and the jurisdiction in which each such registered name is used. Each Propane Group Entity has obtained all Governmental Authority approvals necessary to use each name under which it conducts its business where such approval is required, except for such approvals as would not be reasonably expected to have a Propane Group Material Adverse Effect and for such approvals that relate solely to the Retained Assets.

(b) Inergy Sales and the Propane Group Entities are the only direct and indirect Subsidiaries of NRGY and NRGY GP that engage in a business that falls within the definition of Propane Business.

(c) Other than the Subsidiaries set forth on Schedule 3.2 of the Contributor Disclosure Schedule, and giving effect to the Pre-Contribution Closing Transactions, there is no other Person in which Inergy Propane owns, of record or beneficially, any direct or indirect equity or other similar interest or any right (contingent or otherwise) to acquire the same. Other than the Subsidiaries set forth on Schedule 3.2 of the Contributor Disclosure Schedule, no Propane Group Entity is a member of (nor is any part of the Propane Business conducted through) any partnership nor is any Propane Group Entity a participant in any joint venture or similar arrangement.

(d) Except as set forth on Schedule 3.2 of the Contributor Disclosure Schedule, each of the Propane Group Entities: (i) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by it and to carry on its business as it has been and is currently conducted by it; and (iii) is duly licensed, registered or qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the properties or assets owned or leased by it or the operation of its business makes such licensing, registration or qualification necessary or desirable, except to the extent that the failure to be so licensed, registered or qualified and in good standing would not reasonably be expected to (A) have a Propane Group Material Adverse Effect or (B) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements.

(e) NRGY has made available to Acquirer true and complete copies of the Organizational Documents of each of the Propane Group Entities as in effect on the Execution Date.

Section 3.3 Authority; Enforceability.

(a) Each of the Contributor Parties has the requisite limited partnership, limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement and any other Transaction Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Contributor Party of this Agreement and any other Transaction Agreement to which it is a party, the performance by each Contributor Party of its obligations hereunder and thereunder and the consummation by each Contributor Party of the transactions contemplated hereby and thereby have been duly and validly authorized by such Contributor Party, and no other partnership, limited liability company or corporate proceedings, as applicable, on the part of any Contributor Party or its equityholders is necessary to authorize this Agreement or any other Transaction Agreement to which any Contributor Party is a party or to consummate the transactions contemplated hereby and thereby.

(b) This Agreement has been, and, upon their execution, the other Transaction Agreements to which any Contributor Party is a party shall have been, duly executed and delivered by each applicable Contributor Party, and, assuming the due authorization, execution and delivery by Acquirer, this Agreement constitutes and, upon their execution, the other Transaction Agreements to which any Contributor Party is a party shall constitute, legally valid and binding agreements of each applicable Contributor Party, enforceable against each applicable Contributor Party in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

Section 3.4 Non-Contravention. Except as set forth on Schedule 3.4 of the Contributor Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation by the Contributor Parties of the transactions contemplated hereby and thereby does not and will not: (a) violate or result in any breach of any provision of the Organizational Documents of any Contributor Party or any Propane Group Entity; (b) assuming the consents, approvals, declarations and waivers set forth on Schedule 2.4(a)(vi) and Schedule 3.5 of the Contributor Disclosure Schedule are obtained at or prior to the Contribution Closing Date, result in any breach of (including the failure to obtain a consent or waiver), constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, require any consent under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which any Contributor Party or any Propane Group Entity is a party or by which any property or asset (including the Acquired Assets) of any Contributor Party or any Propane Group Entity is bound or affected; (c) assuming compliance with the matters referred to in Section 3.5, violate any Law to which any Contributor Party or any Propane Group Entity is subject or by which any Contributor Party’s or any Propane Group Entity’s properties or assets (including the Acquired Assets) is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens and Liens that will be released at or prior to the Contribution Closing Date) on the Acquired Assets, the Acquired Interests or any asset of any Propane Group Entity, except, in the cases of clauses (b), (c) and (d), for such breaches, violations, Liens, defaults or rights of termination, cancellation, amendment or acceleration as would not reasonably be expected to (i) have a Propane Group Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (iii) materially impair the Contributor Parties’ ability to perform their respective obligations under the Transaction Agreements.

Section 3.5 Governmental Approvals. Except as set forth on Schedule 3.5 of the Contributor Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution, delivery and performance of this Agreement, and any other Transaction Agreement to which any Contributor Party is a party, by any Contributor Party or for the consummation by any Contributor Party of the transactions contemplated hereby and thereby, other than compliance with, and filings under, the HSR Act and the Securities Act and such declarations, filings, registrations, notices, authorizations, consents and approvals the failure of which to receive or provide would not reasonably be expected to (i) have a Propane Group Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (ii) materially impair any Contributor Party’s ability to perform its respective obligations under this Agreement.

Section 3.6 Capitalization.

(a) Schedule 3.6(a) of the Contributor Disclosure Schedule sets forth, as of the time immediately following the completion of the Pre-Contribution Closing Transactions through the time immediately prior to the Contribution Closing, a correct and complete description of the following: (i) all of the issued and outstanding equity interests in each of the Propane Group Entities; and (ii) the record owners of each of the outstanding equity interests in each of the Propane Group Entities. All of the issued and outstanding equity interests in each of the Propane Group Entities have been duly authorized, validly issued and fully paid and are nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-303, 18-607 and 18-804 of the Delaware LLC Act) and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. Following the completion of the Pre-Contribution Closing Transactions and through the time immediately prior to the Contribution Closing, all of the issued and outstanding equity interests in each of the Propane Group Entities are owned by the Persons set forth on Schedule 3.6(a) of the Contributor Disclosure Schedule named as owning such interests, free and clear of all Liens other than (A) transfer restrictions imposed by federal and state securities Laws, (B) any transfer restrictions contained in the Organizational Documents of the Propane Group Entities or (C) any Liens on the equity interests of a Propane Group Entity created, arising under or securing the NRGY Credit Agreement.

(b) The Acquired Interests constitute (i) 100% of the issued and outstanding limited liability company interests in Inergy Propane, which is directly owned by NRGY, (ii) 100% of the issued and outstanding limited liability company interests in Liberty Propane GP, which is directly owned by Inergy Propane, (iii) a 98% limited partner interest in Liberty Propane, which is directly owned by Inergy Propane, (iv) a 2% general partner interest in Liberty Propane, which is directly owned by Liberty Propane GP (which together with the limited partner interest referenced in clause (iii) represents 100% of the partnership interests in Liberty Propane) and (v) 100% of the issued and outstanding limited liability company interests in Liberty Operations, which is directly owned by Liberty Propane.

(c) Except as provided in Schedule 3.6(c) of the Contributor Disclosure Schedule and except for the transactions contemplated by this Agreement, there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Propane Group Entities to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in any of the Propane Group Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Propane Group Entity to repurchase, redeem or otherwise acquire any equity interests in any of the Propane Group Entities or, except with respect to the NRGY Subsidiary Guarantees, to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) Except for the NRGY Subsidiary Guarantees, no Propane Group Entity has any outstanding bonds, debentures, notes or other similar obligations not held by another Propane Group Entity.

(e) (i) Except with respect to the ownership of the equity or long-term debt securities between or among the Propane Group Entities set forth on Schedule 3.6(e) of the Contributor Disclosure Schedule, (ii) except for the NRGY Subsidiary Guarantees and (iii) giving effect to the Pre-Contribution Closing Transactions, none of the Propane Group Entities owns, directly or indirectly, any equity or debt securities of any Person.

Section 3.7 Ownership of Acquired Interests and Acquired Assets.

(a) Upon the consummation of the transactions contemplated by this Agreement, NRGY will contribute, assign, transfer and deliver to Acquirer, and Acquirer shall have, good and valid title to the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests) free and clear of all Liens (including those referenced in Section 3.6(a)(C) and the NRGY Subsidiary Guarantees) other than (i) any transfer restrictions imposed by federal and state securities Laws, (ii) any transfer restrictions contained in the Organizational Documents of the applicable Propane Group Entity or (iii) any Liens on the Acquired Interests as a result of actions by Acquirer.

(b) No Contributor Party is a party to any agreements, arrangements or commitments obligating such Contributor Party to grant, deliver or sell, or cause to be granted, delivered or sold, (i) the Acquired Interests, (ii) the Acquired Assets or (iii) any of the assets of a Propane Group Entity, in each case, by sale, lease, license or otherwise, other than, with respect to clause (i) and clause (ii), this Agreement and the transactions contemplated hereby, and, with respect to clause (ii) and clause (iii), those agreements, arrangements or commitments entered into in the ordinary course of such Contributor Party’s business.

(c) Except as provided in Schedule 3.7(c) of the Contributor Disclosure Schedule, there are no voting trusts, unitholder agreements, proxies or other agreements or understandings with respect to the voting or transfer of any equity interests in any of the Propane Group Entities.

(d) Excluding those matters that are the subject of Section 3.11, Section 3.12, Section 3.13, Section 3.15, Section 3.16, Section 3.17 and Section 3.19, Inergy Sales has good and defensible title to the Acquired Assets, free and clear of all Liens, other than any Permitted Liens, Liens arising under the NRGY Credit Agreement or Liens on the Acquired Assets as a result of actions by Acquirer.

Section 3.8 Compliance with Law. Except as set forth on Schedule 3.8 of the Contributor Disclosure Schedule, and except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit, Tax matters and Laws relating to employee benefits, employment and labor matters, (a) each Propane Group Entity is, and the Acquired Assets are, in compliance in all material respects with all applicable Laws, (b) no Propane Group Entity has received written notice of any violation in any material respect of any applicable Law and (c) none of the Propane Group Entities has received written notice that it is under investigation by any Governmental Authority for potential non-compliance in any material respect with any Law. Neither the Acquired Assets nor any Propane Group Entity is subject to any material outstanding judgment, order or decree of any Governmental Authority.

Section 3.9 NRGY SEC Reports; Financial Statements.

(a) NRGY has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by NRGY with the Securities and Exchange Commission (the “SEC”) since October 1, 2011 (such documents being collectively referred to as the “NRGY SEC Documents”). Each NRGY SEC Document (i) at the time filed or, if amended, as of the date of such amendment, complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such NRGY SEC Document and (ii) did not, at the time it was filed (or, if amended or superseded by a filing or amendment prior to the Execution Date, then at the time of such filing or amendment) contain any untrue statement of a material fact related to the Propane Business or omit to state a material fact related to the Propane Business required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The pro forma condensed consolidated financial statements of NRGY and Inergy Propane contained or incorporated by reference in the Offer to Exchange (or any amendment or supplement thereto) comply as to form in all material respects with the requirements of Regulation S-X under the Securities Act, the assumptions used in the preparation of such pro forma financial statements are, in the opinion of the management of NRGY, reasonable, and the pro forma adjustments reflected in such pro forma financial statements have been properly applied to the historical amounts in compilation of such pro forma financial statements.

(b) The Contributor Parties have provided Acquirer with true and complete copies of the Propane Group Audited Financial Statements. The Propane Group Audited Financial Statements (i) have been prepared in accordance with (A) GAAP, applied on a consistent basis throughout the periods presented thereby and (B) Regulation S-X, and (ii) fairly present, in all material respects, the consolidated financial position and operating results, equity and cash flows of Inergy Propane and its Subsidiaries, on a consolidated basis, as of, and for the periods ended on, the respective dates thereof.

(c) The Contributor Parties have provided Acquirer with true and complete copies of the Propane Group Unaudited Financial Statements. The Propane Group Unaudited Financial Statements (i) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby, and (ii) fairly present, in all material respects, the consolidated financial position and operating results, equity and cash flows of Inergy Propane and its Subsidiaries, on a consolidated basis, as of, and for the periods ended on, the respective dates thereof, subject, however, to normal year-end adjustments and the absence of notes and other textual disclosures.

(d) None of the Propane Group Entities has any Liability that would be required to be included in the financial statements of the Propane Group Entities under GAAP except for (i) Liabilities reflected or reserved against on the consolidated balance sheet dated as of December 31, 2011 contained in the Propane Group Unaudited Financial Statements, (ii) Liabilities that have arisen since December 31, 2011 in the ordinary course of business and (iii) Liabilities which would not reasonably be expected to have a Propane Group Material Adverse Effect.

(e) Except for Indebtedness relating to the Retained Assets, which will not be assumed by Acquirer, Schedule 3.9(e) of the Contributor Disclosure Schedule contains a list of all Indebtedness of the Propane Group Entities as of the Execution Date.

(f) The books of account and other financial records of the Propane Group Entities: (i) were prepared in accordance with GAAP applied on a basis consistent with the past practices of the Propane Group Entities and (ii) are in all material respects true and correct, and do not contain or reflect any material inaccuracies or discrepancies.

(g) NRGY, including with respect to the Propane Group Entities, has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by NRGY with respect to the Propane Group Entities in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to NRGY’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(h) NRGY, including with respect to the Propane Group Entities, maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements as contemplated by Section 13(b)(2)(B) of the Exchange Act and (B) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) NRGY has delivered a letter from Ernst & Young LLP, independent accountant of the Propane Group Entities, addressed to Acquirer and dated as of the Execution Date, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Exchange Offer Documents.

Section 3.10 Absence of Certain Changes. Except as set forth on Schedule 3.10 of the Contributor Disclosure Schedule, from and after October 1, 2011, (a) the Propane Business has been operated only in the ordinary course of business and consistent with past practice; (b) there has not been any Propane Group Material Adverse Effect; and (c) with respect to the Propane Business Personnel, (i) there has not been any increase or decrease in the compensation (including salary, bonus and other incentive compensation) payable by or to become payable by any Propane Group Entity to any of the officers, key employees or agents of the Propane Business, or (ii) change in any insurance, pension or other benefit plan, payment or arrangement (including rights to retention, severance or termination pay) made to, for or with any of such officers, key employees or agents or any commission or bonus paid to any of such officers, key employees or agents, except in the case of clauses (i) and (ii), in the ordinary course of business for such Propane Group Entity and consistent with past practice or as required by applicable Law. From and after December 31, 2011 up to the Execution Date, except as set forth on Schedule 3.10 of the Contributor Disclosure Schedule, no Propane Group Entity has taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in Section 5.1(b).

Section 3.11 Real Property.

(a) The Leased Real Property shown on Schedule 3.11(a) of the Contributor Disclosure Schedule is all the real property leased or licensed by Inergy Sales or any Propane Group Entity (including leased propane storage facilities and terminals) for which the monthly rent exceeds $1,200. Schedule 3.11(a) of the Contributor Disclosure Schedule shows for each such Leased Real Property the location of such parcel of Leased Real Property.

(b) The Owned Real Property shown on Schedule 3.11(b) of the Contributor Disclosure Schedule is all the real property in which Inergy Sales or any Propane Group Entity has fee title (including owned propane storage facilities and terminals) valued by Inergy Sales or the applicable Propane Group Entity at more than $250,000. Schedule 3.11(b) of the Contributor Disclosure Schedule shows for each such Owned Real Property the location of such parcel of Owned Real Property.

(c) Except as disclosed on Schedule 3.11(c) of the Contributor Disclosure Schedule, Inergy Sales or a Propane Group Entity has good and defensible title to each parcel of land constituting the Owned Real Property, free and clear of all Liens, other than Permitted Liens and Liens created, arising under or securing the NRGY Credit Agreement.

(d) Assuming good fee title vested in the applicable landlord, Inergy Sales or a Propane Group Entity has a valid and binding leasehold or license interest in each lease or license constituting part of the Leased Real Property, free and clear of all Liens, other than Permitted Liens, Liens created, arising under or securing the NRGY Credit Agreement and Liens created under the terms of such leases and/or licenses. True and complete copies of all leases for the Leased Real Property identified on Schedule 3.11(a) of the Contributor Disclosure Schedule have been made available to Acquirer.

(e) Schedule 3.11(e) of the Contributor Disclosure Schedule lists all of the written lease agreements pursuant to which Inergy Sales or a Propane Group Entity is a landlord or sub-landlord under a lease of the Leased Real Property identified on Schedule 3.11(a) or the Owned Real Property identified on Schedule 3.11(b). As of the Execution Date, to the Contributor Parties’ Knowledge, (i) all such leases and subleases are valid and binding obligations of the parties thereto; (ii) neither Inergy Sales nor such Propane Group Entity has received any written notice of default from the tenant or subtenant under any such lease or sublease and (iii) no tenant or subtenant under any such lease or sublease in default beyond all applicable grace, notice and cure periods.

(f) Except as disclosed on Schedule 3.11(f) of the Contributor Disclosure Schedule, there is no pending or, to the Contributor Parties’ Knowledge, threatened condemnation, expropriation, requisition (temporary or permanent) or similar proceeding with respect to any Real Property (or any portion thereof) as of the Execution Date.

(g) To the Knowledge of the Contributor Parties, (i) Inergy Sales or a Propane Group Entity is in peaceful and undisturbed possession of each parcel of land (or improvements thereon) included in the Real Property, (ii) there are no contractual restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is being used as of the Execution Date, and (iii) all existing water, sewer, steam, gas, electricity, telephone, cable, fiber optic cable, internet access and other utilities required for the construction, use, occupancy, operation and maintenance of the Real Property are adequate for the conduct of the business as it is conducted as of the Execution Date. To the Knowledge of the Contributor Parties, there are no material latent defects or material adverse physical conditions affecting the Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Real Property. Except as shown on Schedule 3.11(e) of the Contributor Disclosure Schedule, (i) Inergy Sales and the Propane Group Entities have not leased any parcel or any portion of any parcel of Owned Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, license, occupancy or other agreement for which the monthly rental payments exceed $1,200, and (ii) neither Inergy Sales nor any Propane Group Entity has assigned its interest under any lease listed in Schedule 3.11(a) of the Contributor Disclosure Schedule to any third party.

Section 3.12 Sufficiency of Assets; Tangible Property and Inventory.

(a) After giving effect to the contribution of the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests) and the Acquired Assets pursuant to this Agreement, the services to be provided, any licenses to be granted and the other arrangements contemplated by the Transaction Agreements, except with respect to services contained in the Retained Assets, the Acquired Assets and the properties, assets, personnel and rights of the Propane Group Entities will constitute all the properties, assets, personnel and rights used, or intended to be used in, and all such properties, assets, personnel and rights as are necessary in the conduct in all material respects of, the Propane Business by Acquirer and the Propane Group Entities immediately after the Contribution Closing in substantially the same manner as currently conducted by NRGY, Inergy Sales and the Propane Group Entities.

(b) The Propane Group Entities have good title to, or a defensible and binding leasehold or license interest in, all Tangible Property and Inventory, free and clear of any Liens other than Permitted Liens. As of the Execution Date, all of the Tangible Property and Inventory is in good operating condition and in a state of good maintenance and repair, in all material respects, in each case ordinary wear and tear excepted and subject to scheduled maintenance and turnarounds. Except as set forth on Schedule 3.12(b) of the Contributor Disclosure Schedule, neither NRGY GP nor NRGY or any Affiliate thereof (other than Inergy Sales and the Propane Group Entities) owns any material assets, including Tangible Property and Inventory, used primarily in the Propane Business.

Section 3.13 Intellectual Property.

(a) Schedule 3.13(a) of the Contributor Disclosure Schedule sets forth a true and complete list of all (i) Registered Owned Intellectual Property and (ii) unregistered material trademarks and service marks included in the Owned Intellectual Property. Each item of Registered Owned Intellectual Property (A) is subsisting and enforceable, (B) has not been adjudged invalid by any Governmental Authority and (C) is exclusively owned by Inergy Sales or a Propane Group Entity, free and clear of any Liens other than Permitted Liens and Liens created, arising under or securing the NRGY Credit Agreement.

(b) To the Knowledge of the Contributor Parties, Inergy Sales and the Propane Group Entities own or have the valid right to use pursuant to a license, sublicense or agreement all items of Intellectual Property used in the operation of the Propane Business as presently conducted.

(c) To the Knowledge of the Contributor Parties, the Propane Group Entities and the operation of the Propane Business do not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third party. No third party has asserted in writing delivered to NRGY or any of its Subsidiaries a notice or a claim that Inergy Sales or any of the Propane Group Entities is infringing, misappropriating or otherwise violating the Intellectual Property of such third party and no such claim is pending or, to the Knowledge of the Contributor Parties, threatened in writing, against NRGY or any of its Subsidiaries concerning the foregoing or concerning the ownership, validity, registerability or enforceability of any Owned Intellectual Property. Except as expressly provided in Section 5.16, the Propane Group Entities will retain the Owned Intellectual Property after the Contribution Closing.

(d) To the Knowledge of the Contributor Parties, no third party is infringing, misappropriating or otherwise violating the Owned Intellectual Property or any Intellectual Property exclusively licensed to any of the Propane Group Entities.

(e) Each of the Propane Group Entities and the Contributor Parties has taken commercially reasonable steps to maintain in confidence all material trade secrets and confidential information owned or used by the Propane Group Entities.

Section 3.14 Environmental Matters.

(a) Except as to matters set forth on Schedule 3.14 of the Contributor Disclosure Schedule or matters relating solely to the Retained Assets, and except as to matters that would not reasonably be expected to have a Propane Group Material Adverse Effect:

(i) the Acquired Assets and each of the Propane Group Entities, are, and during all surviving periods of applicable statutes of limitation have been, in compliance with all Environmental Laws, except for any noncompliance that has been fully resolved without any ongoing, pending or future fines, penalties or obligations (other than ordinary course obligations required to maintain compliance with Environmental Laws);

(ii) each of the Propane Group Entities and Inergy Sales has timely applied for or possesses all Permits required under Environmental Laws for its operations as currently conducted and is in compliance with the terms of such possessed Permits, and such possessed Permits are in full force and effect;

(iii) none of Inergy Sales, the Propane Group Entities or any of their Real Properties or operations is subject to any pending or, to the Knowledge of the Contributor Parties, threatened Proceeding arising under any Environmental Law, nor has Inergy Sales or any of the Propane Group Entities received any written notice from any Person alleging a violation of or Liability arising under any Environmental Law;

(iv) there has been no Release of Hazardous Substances on, at, under or from any of the current or, to the Knowledge of the Contributor Parties, former Real Properties of the Propane Group Entities or Inergy Sales, from or in connection with the Propane Group Entities’ or Inergy Sales’ operations, or by Inergy Sales or any Propane Group Entity in a manner that would reasonably be expected to give rise to any Remedial Action under any Environmental Law; and

(v) none of the Propane Group Entities or Inergy Sales has received a notice asserting an alleged liability or obligation under any Environmental Law with respect to Remedial Action at any real properties offsite the Real Properties where any of the Propane Group Entities transported or disposed any Hazardous Materials.

(b) NRGY has provided Acquirer copies of any material environmental assessments, audits or studies conducted during the last three (3) fiscal years relating to the Acquired Assets and the Propane Group Entities or the Real Properties or operations that are engaged exclusively in the storage and distribution of propane and which are in the possession of the Contributor Parties or the Propane Group Entities, and NRGY has provided Acquirer copies of all environmental assessments, audits or studies relating to the Acquired Assets or the Propane Group Entities or the Real Properties or operations currently or previously engaged in the on-site bulk storage of distillates and which are in the possession of the Contributor Parties or the Propane Group Entities.

(c) The representations and warranties of the Contributor Parties contained in this Section 3.14 are the only representations and warranties of the Contributor Parties in this Agreement relating to Environmental Laws, Permits issued by Governmental Authorities pursuant to Environmental Laws, Remedial Actions and Hazardous Materials, including any Releases or threatened Releases of Hazardous Materials.

Section 3.15 Material Contracts.

(a) Except for Contracts relating to the Retained Assets, which will not be assumed by Acquirer, Schedule 3.15(a) of the Contributor Disclosure Schedule lists the following Contracts as of the Execution Date (such Contracts, collectively, the “Propane Group Material Contracts”):

(i) any Contract between any Propane Group Entity or Inergy Sales, on the one hand, and NRGY or any Affiliate of NRGY (other than the Propane Group Entities or Inergy Sales), on the other hand;

(ii) any Contract that contains any provision or covenant which restricts any Propane Group Entity or Inergy Sales from engaging in any lawful business activity or competing in any line of business or with any Person or in any geographic area or during any period of time after the Execution Date;

(iii) any Contract that relates to the creation, incurrence, assumption or guarantee of any Indebtedness by any Propane Group Entity or Inergy Sales with an aggregate principal amount exceeding $100,000;

(iv) any Contract in respect of the formation of any partnership or joint venture or that otherwise relates to the joint ownership or operation of the assets owned by any of the Propane Group Entities or Inergy Sales;

(v) any Contract of the Propane Group Entities or Inergy Sales that includes the acquisition or sale of assets (other than Contracts for Inventory entered into in the ordinary course of business) (A) with a value in excess of $5,000,000 or (B) pursuant to which any Propane Group Entity or Inergy Sales has continuing “earn-out” or similar obligations (in either case, whether by merger, sale of stock, sale of assets or otherwise);

(vi) any Contract or commitment that involves a sharing of profits by any Propane Group Entity or Inergy Sales with any other Person;

(vii) any Contract that otherwise involves the annual payment or sale by or to any of the Propane Group Entities or Inergy Sales of more than $500,000 or 250,000 gallons of propane, respectively, and that cannot be terminated by the Propane Group Entities or Inergy Sales on ninety (90) days’ or less notice without the payment by the Propane Group Entities or Inergy Sales of any material penalty or other further payment;

(viii) all Contracts with independent contractors or consultants (or similar arrangements) to which any Propane Group Entity or Inergy Sales is a party involving annual payments in excess of $100,000 and that cannot be cancelled by such Propane Group Entity or Inergy Sales without penalty or further payment and without more than thirty (30) days’ notice;

(ix) all Contracts with any Governmental Authority pursuant to which a Propane Group Entity or Inergy Sales has an obligation to sell propane in quantities that are in excess of 250,000 gallons;

(x) any Contract involving annual payments in excess of $100,000 that contains most favored nations provisions or grants any exclusive rights, rights of first refusal, rights of first negotiation, participation or similar rights to any Person with respect to any assets or business opportunity of any Propane Group Entity or Inergy Sales;

(xi) any lease of personal property under which any Propane Group Entity or Inergy Sales is lessee (A) providing for the payment by such Propane Group Entity or Inergy Sales of annual rent of $50,000 or more that cannot be terminated by such Propane Group Entity or Inergy Sales on less than ninety (90) days’ notice without the payment by the Propane Group Entities or Inergy Sales of any material penalty or other further payment;

(xii) any agreement for the purchase by any Propane Group Entity or Inergy Sales of propane, heating oil, distillates, materials, supplies, goods, services, equipment or other assets with a value in excess of $100,000 that cannot be terminated by such Propane Group Entity or Inergy Sales on less than ninety (90) days’ notice without the payment by such Propane Group Entity or Inergy Sales of any material penalty or other further payment;

(xiii) any Contract relating to the transportation or storage of propane or the products therefrom, or the provision of services related thereto (including any operation, operation servicing or maintenance Contract) in each case pursuant to which any Propane Group Entity or Inergy Sales receives annual revenues or makes annual payments in excess of $100,000;

(xiv) any collective bargaining agreement to which any Propane Group Entity or Inergy Sales is a party;

(xv) except for employment agreements relating to Excluded Employees, any employment agreement with a divisional president, senior vice president or Director–Fleet/Asset Management of any Propane Group Entity;

(xvi) any Contract under which any Propane Group Entity or Inergy Sales is obligated to purchase or sell a specified volume of propane in excess of 250,000 gallons over the remaining term of such Contract, including any requirements contracts, “take-or-pay” or “ship-or-pay” Contracts;

(xvii) any Hedging Agreement;

(xviii) all licenses of Intellectual Property (A) from a Propane Group Entity or Inergy Sales to any third party and (B) to a Propane Group Entity or Inergy Sales (or a Contributor Party if utilized in or for the benefit of the Propane Business) from any third party, in each case, (1) pursuant to which any Propane Group Entity or Inergy Sales receives annual revenues or makes annual payments in excess of $100,000 and (2) excluding licenses associated with off-the-shelf software;

(xix) any Contract between any of the Propane Group Entities or Inergy Sales and any officer, director or Affiliate of any of the Propane Group Entities or Inergy Sales (other than the NRGY Entities) or any immediate family member of any of the foregoing; and

(xx) any Contract not specified above pursuant to which any Propane Group Entity or Inergy Sales has an obligation (payment or otherwise) exceeding $500,000.

(b) Except as set forth on Schedule 3.15(b) of the Contributor Disclosure Schedule, each Propane Group Material Contract has been made available to Acquirer, subject to the Clean Team Agreement, and (i) is a valid and binding obligation of the Propane Group Entity or Inergy Sales that is party thereto and (ii) is in full force and effect and enforceable in accordance with its terms against such Propane Group Entity or Inergy Sales, as applicable, and, to the Knowledge of the Contributor Parties, the other parties thereto, except in each case, as enforcement may be limited by Creditors’ Rights.

(c) None of Inergy Sales or the Propane Group Entities nor, to the Knowledge of the Contributor Parties, any other party to any Propane Group Material Contract is in default or breach, in any material respect, thereunder and no event has occurred that (i) with the giving of notice or the passage of time or both would constitute a breach or default, in any material respect, by Inergy Sales or such Propane Group Entity or, to the Knowledge of the Contributor Parties, any other party to any Propane Group Material Contract, or (ii) would permit termination, modification or acceleration under any Propane Group Material Contract by the counterparty thereto.

Section 3.16 Legal Proceedings. Except as set forth on Schedule 3.16 of the Contributor Disclosure Schedule and other than with respect to Proceedings arising under Environmental Laws or employee benefits, employment and labor matters, there are no Proceedings pending or, to the Knowledge of the Contributor Parties, threatened against (a) any Contributor Party with respect to the Acquired Assets, the Propane Group Entities, the Acquired Interests or the Propane Business or (b) the Propane Group Entities, in each case pursuant to which a party is seeking (i) damages in excess of $500,000 or (ii) injunctive, remedial or other equitable relief.

Section 3.17 Permits. Schedule 3.17 of the Contributor Disclosure Schedule sets forth a list of all the material Permits (other than Permits required under Environmental Laws and Permits that relate solely to the Retained Assets, which will not be assumed by Acquirer) that are necessary to use, own and operate the assets of the Propane Group Entities or the Acquired Assets or that otherwise relate to the operation of the Propane Business as currently conducted. Each of the Permits listed on Schedule 3.17 of the Contributor Disclosure Schedule are held by one of the Propane Group Entities or are applicable to the Acquired Assets. The Propane Group Entities are in compliance with the terms of all such Permits and no suspension or cancellation of any of such Permits is pending or, to the Knowledge of the Contributor Parties, threatened, except as such non-compliance, suspension or cancellation would not reasonably be expected to have a Propane Group Material Adverse Effect. Assuming compliance with the matters referred to in Section 3.5, none of the Permits on Schedule 3.17 of the Contributor Disclosure Schedule will be suspended or cancelled as a result of the consummation of the transactions contemplated by the Transaction Agreements.

Section 3.18 Taxes. Except as disclosed on Schedule 3.18 of the Contributor Disclosure Schedule:

(a) All material Tax Returns required to be filed by or with respect to the Propane Group Entities or with respect to the Acquired Assets have been timely filed and such Tax Returns are true, complete and correct in all material respects and all material Taxes due relating to the Acquired Assets and the Propane Group Entities have been paid in full. All Taxes of the Propane Group Entities not yet due and payable as of the date of the Propane Group Unaudited Financial Statements have been accrued and adequately disclosed and fully provided for with adequate reserves in accordance with GAAP on the Propane Group Unaudited Financial Statements, and since that date, the Propane Group Entities have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. There is no claim against any Propane Group Entity or with respect to any Acquired Assets for any material Taxes, and no material assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any amount of Taxes or Tax Returns of or with respect to any Propane Group Entity or any Acquired Assets.

(b) Except as set forth on Schedule 3.18 of the Contributor Disclosure Schedule, no Tax audits or administrative or judicial proceedings are being conducted, are pending or, to the Contributor Parties’ Knowledge, have been threatened with respect to the Acquired Assets or any Propane Group Entity.

(c) All material Taxes required to be withheld, collected or deposited by or with respect to the Acquired Assets or any Propane Group Entity have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

(d) There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for any material Tax of, or any material Taxes associated with the ownership or operation of the assets of, Inergy Sales or any Propane Group Entity.

(e) None of the Propane Group Entities is a party to any Tax sharing, allocation, indemnification or similar agreement.

(f) None of the Propane Group Entities has engaged in a transaction that would be reportable by or with respect to any Propane Group Entity pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.

(g) (i) Each of the Propane Group Entities has been treated as a partnership or as an entity disregarded as separate from its owner for U.S. federal income tax purposes at all times since its formation and (ii) none of the Propane Group Entities has elected to be treated as a corporation for U.S. federal, state or local Tax purposes.

(h) There are no material Tax liens on any of the assets (including the Acquired Assets) of Inergy Sales or the Propane Group Entities (other than Permitted Liens).

(i) No claim has ever been made (or could be made) by a Tax Authority in any jurisdiction where any Propane Group Entity does not file Tax Returns that such Propane Group Entity is or may be subject to taxation by such jurisdiction.

(j) None of the Propane Group Entities has ever been included in any consolidated, unitary or combined Tax Return provided for under Law with respect to Taxes (other than a group of which the Propane Group Entities are the only members). No Propane Group Entity has liability for the Taxes of any Person (other than Taxes of another Propane Group Entity) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(k) Acquirer will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Contribution Closing Date as a result of any of the following that occurred or exists on or prior to the Contribution Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount or (iv) change in the accounting method of any Propane Group Entity pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(l) For the most recent four (4) complete calendar quarters, at least 90% of the combined gross income of the Propane Group Entities has been income which is “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 3.19 Employee Benefits; Employment and Labor Matters.

(a) For purposes of this Agreement, “Propane Group Benefit Plans” shall mean:

(i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), but excluding any multiemployer plan within the meaning of Sections 3(37) and 4001(a)(3) of ERISA;

(ii) any material equity-based compensation plan (including stock option plans, stock purchase plans, stock appreciation rights, restricted stock and phantom stock plans), bonus plan, incentive award plan, vacation policy, severance pay plan, change in control policy or agreement, deferred compensation agreement, retiree medical or life insurance plan, supplemental retirement plan; or

(iii) any material executive compensation or supplemental income arrangement, any consulting agreement, employment or termination or other similar agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding, which is not described in Section 3.19(a)(i) or Section 3.19(a)(ii) (but excluding any employment, consulting, termination or similar agreement that is not a Propane Group Material Contract), in each case providing compensation or benefits to any current or former Propane Business Personnel and under which NRGY, NRGY GP, the Propane Group Entities or any of their ERISA Affiliates has any obligation or liability (contingent or otherwise). Schedule 3.19(a) of the Contributor Disclosure Schedule sets forth a true and correct list of each Propane Group Benefit Plan maintained by NRGY, NRGY GP, the Propane Group Entities or any of their ERISA Affiliates for the last three (3) years and separately identifies each Propane Group Benefit Plan that is sponsored or maintained by the Propane Group Entities and their Subsidiaries (the “Select Propane Benefit Plans”).

(b) True, correct and complete copies of (i) the plan documents, summary plan descriptions and any summaries of material modification for each of the Propane Group Benefit Plans (excluding, for the avoidance of doubt, any award agreements under the NRGY LTIP) that are set forth in writing (and written descriptions of any non-written Propane Group Benefit Plans) and (ii) with respect to the Select Propane Benefit Plans, all related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any such plan, including all amendments thereto, have been made available to Acquirer and there has been made available to Acquirer, with respect to each Select Propane Benefit Plan required to file such report and description, the most recent report on IRS Form 5500, including all schedules thereto. Additionally, the most recent determination letter or opinion letter from the IRS for any Select Propane Benefit Plan intended to be qualified under Section 401(a) of the Code, and any outstanding determination letter application for such plans, as well as the most recently prepared actuarial report and financial statement, as well as any non-routine filing made or correspondence with any Governmental Authorities, has been furnished for each such Select Propane Benefit Plan.

(c) Except as disclosed on Schedule 3.19(c) of the Contributor Disclosure Schedule:

(i) each Select Propane Benefit Plan has been administered in compliance in all material respects with its terms, the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements;

(ii) there are no actions, suits or claims pending (other than routine claims for benefits) or to the Contributor Parties’ Knowledge, threatened, with respect to any Select Propane Benefit Plan and no Select Propane Benefit Plan is under audit or is subject to an investigation by the IRS, the Department of Labor or any other federal or state governmental agency nor, to the Contributor Parties’ Knowledge, is any such audit or investigation pending; and

(iii) no circumstance, fact or event exists that could reasonably be likely to result in any default under or violation of any Select Propane Benefit Plan.

(iv) all material contributions and payments required to be made by any Propane Group Entity or ERISA Affiliate of any Propane Group Entity to or under each Select Propane Benefit Plan have been timely made.

(d) No Propane Group Benefit Plan is subject to Title IV of ERISA.

(e) For each Select Propane Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the applicable plan sponsor has either (i) received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the IRS within the applicable remedial amendment periods. The applicable plan sponsor has adopted, by the applicable deadline, all amendments to each Propane Group Benefit Plan required by applicable Law. No Select Propane Benefit Plan that is intended to be qualified under Section 401(a) of the Code is currently under examination by the IRS or is the subject of any pending application under any applicable IRS voluntary correction program. No amendment to a Select Propane Benefit Plan has been adopted or operational defect exists that could adversely affect the qualified or tax exempt status of any Select Propane Benefit Plan or that could result in the revocation of a trust’s exemption from United States federal income taxation.

(f) Except as set forth on Schedule 3.19(f) of the Contributor Disclosure Schedule, neither the Propane Group Entities, NRGY GP, nor any current or former ERISA Affiliate of a Propane Group Entity has, with respect to Propane Business Personnel within the six-year period prior to the Contribution Closing Date, maintained, established, sponsored, participated in or contributed to any employee benefit plan that is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or for which any Propane Group Entity could incur liability under Section 4063 or 4064 of ERISA.

(g) Except as set forth on Schedule 3.19(g) of the Contributor Disclosure Schedule or as otherwise contemplated by the terms of this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in connection with the termination of employment or service of any employee, officer, director or independent contractor following, or in connection with, the transactions contemplated hereby): (i) entitle any current or former employee, officer, director or independent contractor of any Propane Group Entity to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment or service with any Propane Group Entity, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or increase the amount payable or trigger any other obligation or any loan forgiveness to any current or former Propane Business Personnel or (iii) limit or restrict the right of any Propane Group Entity or, after the consummation of the transactions contemplated hereby, any Suburban Entities, to merge, amend or terminate any of the Select Propane Benefit Plans.

(h) In connection with the consummation of the transaction contemplated by this Agreement or otherwise, no payments have or will be made which, separately or in the aggregate, would result in imposition of any deduction disallowance or excise tax imposed under Sections 280G and 4999 of the Code. Furthermore, none of the Propane Group Entities has any obligation to gross-up, indemnify or otherwise reimburse any Person for any income, excise or other tax incurred by such Person pursuant to any applicable federal, state, local or non-U.S. law related to the collection and payment of taxes.

(i) Except as set forth on Schedule 3.19(i) of the Contributor Disclosure Schedule, no Propane Group Benefit Plan provides retiree medical or retiree life insurance benefits to any Person and neither the Propane Group Entities nor any ERISA Affiliate of a Propane Group Entity is contractually or otherwise obligated (whether or not in writing) to provide any person with medical, dental, disability, hospitalization, life insurance or similar benefits (whether insured or self-insured) to any current or former employee, officer, director or independent contractor upon retirement or termination of employment, other than as required by the provisions of Section 601 through 608 of ERISA and Section 4980B of the Code. Additionally, each Select Propane Benefit Plan which is an “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination. Each of the Select Propane Benefit Plans is subject only to the Laws of the United States or a political subdivision thereof.

(j) Each Propane Group Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been established or timely amended to comply and has been operated in compliance with the requirements of Section 409A. Each relevant Propane Group Entity’s federal income tax return is not under examination by the IRS with respect to nonqualified deferred compensation. The Propane Group Entities have not maintained, sponsored, been a party to, participated in, or contributed to any plan, agreement or arrangement subject to the provisions of Section 457A of the Code.

(k) Except as set forth on Schedule 3.19(k) of the Contributor Disclosure Schedule, (a) each of the Propane Group Entities is currently in compliance in all material respects with all applicable labor and employment Laws including all Laws relating to employment discrimination, payment of wages, overtime compensation, the payment and withholding of income or employment Taxes, collective bargaining, immigration, occupational health and safety, affirmative action and Office of Federal Contract Compliance Programs and wrongful discharge; (b) no action, suit, complaint, charge, arbitration, proceeding or investigation by or before any Governmental Authority, brought by or on behalf of any employee, prospective or former employee or labor organization or other representative of the employees or of any prospective or former employees of any of the Propane Group Entities and arising out of labor and employment Laws is pending or to the Knowledge of the Contributor Parties, threatened against any of the Propane Group Entities (including with respect to alleged sexual harassment, unfair labor practices or discrimination); (c) none of the Propane Group Entities has materially breached or otherwise failed to comply in any respect with the material provisions of any collective bargaining or other labor union contract, and no material grievance is pending or to the Knowledge of the Contributor Parties, threatened against any of the Propane Group Entities under any such agreement or contract; and (d) none of the Propane Group Entities is subject to, or otherwise bound by, any consent decree, order, or agreement with, any Governmental Authority relating to employees or former employees of any of the Propane Group Entities. Except as set forth on Schedule 3.19(k) of the Contributor Disclosure Schedule, none of the Propane Group Entities is (and with respect to Propane Business Personnel, their Affiliates are not) a signatory party to or otherwise subject to any collective bargaining agreements, and there is no material labor dispute, strike, slowdown, controversy, work stoppage or other labor trouble between any of the Propane Group Entities and any of their respective employees pending or to the Knowledge of the Contributor Parties, threatened, and none of the Propane Group Entities has experienced any such material labor dispute, strike, slowdown, controversy, work stoppage or other labor trouble within the past five (5) years. True and complete copies of the collective bargaining agreements listed on Schedule 3.19(k) of the Contributor Disclosure Schedule have been furnished to Acquirer. To the Knowledge of the Contributor Parties, no Propane Business Personnel is in material violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer relating to (i) the right of any such employee to be employed by the Propane Group Entities; or (ii) knowledge or use of trade secrets or proprietary information. Within the past three years, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment Retraining Notification Act or any similar state or local mass layoff or plant closing Law) with respect to any Propane Business Personnel.

(l) Except as set forth on Schedule 3.19(l) of the Contributor Disclosure Schedule and except for employees of Inergy Sales whose employment will be transferred to the Propane Group Entities prior to the Contribution Closing Date pursuant to Section 5.22(a), all Propane Business Personnel are (i) with respect to employees, employed by the Propane Group Entities and (ii) with respect to non-employee service providers, engaged directly by the Propane Group Entities or Inergy Sales.

(m) All quarterly cash distribution payment obligations under outstanding awards under the NRGY LTIP held by Propane Business Personnel have been paid when due.

(n) All compensation and commissions payable to any independent contractors or consultants who provide services to the Propane Business have been paid.

Section 3.20 Brokers’ Fee. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of any Contributor Party for which Acquirer, any Affiliate of Acquirer or any Propane Group Entity would be liable.

Section 3.21 Matters Relating to Acquisition of the Equity Consideration.

(a) Each of NRGY and Inergy Sales has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Consideration and is capable of bearing the economic risk of such investment. Each of NRGY and Inergy Sales is an “accredited investor” as that term is defined in Rule 501 of Regulation D (without regard to Rule 501(a)(4)) promulgated under the Securities Act. Each of NRGY and Inergy Sales is acquiring the Equity Consideration for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, other than the Spin-Off, or with any present intention of distributing or selling the Equity Consideration in violation of applicable state and federal securities Laws. Other than in connection with the Spin-Off, neither NRGY nor Inergy Sales is a party to any Contract or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to the Equity Consideration. Each of NRGY and Inergy Sales acknowledges and understands that (i) the acquisition of the Equity Consideration has not been registered under the Securities Act in reliance on an exemption therefrom and (ii) that the Suburban Common Units comprising the Equity Consideration will, upon their issuance to NRGY and Inergy Sales, be characterized as “restricted securities” under state and federal securities Laws. Each of NRGY and Inergy Sales agrees that the Suburban Common Units comprising the Equity Consideration may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with other applicable state and federal securities Laws.

(b) Each of NRGY and Inergy Sales has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the acquisition of the Equity Consideration. Each of NRGY and Inergy Sales has had an opportunity to ask questions and receive answers from Acquirer regarding the terms and conditions of the offering of the Equity Consideration and the business, properties, prospects and financial condition of Acquirer. The foregoing investigation and inquiry by NRGY and Inergy Sales, however, does not modify the representations and warranties of Acquirer in Article IV, and such representations and warranties constitute the sole and exclusive representations and warranties of Acquirer to the Contributor Parties in connection with the transactions contemplated by this Agreement.

Section 3.22 Insurance. Schedule 3.22 of the Contributor Disclosure Schedule lists all insurance policies of the Contributor Parties or any of their Affiliates and any of NRGY’s self-insured programs, in each case, covering the Acquired Assets or the Propane Group Entities and the operation of the Propane Business as of the Execution Date. Each such policy is in full force and effect, all premiums due thereon have been paid by the applicable Contributor Party or such Affiliate, and the applicable Contributor Party or Affiliate has complied in all material respects with the provisions of such policy and has not received written notice from any of its insurance brokers or carriers that such broker or carrier will not be willing or able to renew its existing coverage.

Section 3.23 Supplier. Inergy Propane (using the Retained Assets) is the sole propane supplier with respect to the Propane Business.

Section 3.24 Information Supplied. None of the information furnished in writing by the Contributor Parties or to be furnished in writing by the Contributor Parties specifically for inclusion (or incorporation by reference) in the Exchange Offer Documents or in the Form S-1 will, at the time the Exchange Offer is commenced or the Form S-1 becomes effective under the Securities Act, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Contributor Parties make no representation or warranty with respect to any information supplied by Acquirer for inclusion (or incorporation by reference) in the foregoing documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer hereby represents and warrants to the Contributor Parties as follows:

Section 4.1 Organization; Qualification. Acquirer is an entity duly formed, validly existing and in good standing under the laws of the state of Delaware and has all requisite limited partnership power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to (i) have a Suburban Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (iii) materially impair the ability of Acquirer to perform its obligations under the Transaction Agreements. Acquirer has made available to the Contributor Parties true and complete copies of the Organizational Documents of Acquirer, as in effect on the Execution Date.

Section 4.2 Authority; Enforceability; Valid Issuance.

(a) Acquirer has the requisite limited partnership power and authority to execute and deliver this Agreement and any other Transaction Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Acquirer of this Agreement and any other Transaction Agreement to which it is a party, the performance by Acquirer of its obligations hereunder and thereunder and the consummation by Acquirer of the transactions contemplated hereby and thereby have been duly and validly authorized by Acquirer, and no other partnership proceedings on the part of Acquirer or its equityholders is necessary to authorize this Agreement or any other Transaction Agreement to which it is a party or to consummate the transactions contemplated hereby and thereby.

(b) This Agreement has been, and, upon their execution, the other Transaction Agreements to which it is a party shall have been, duly executed and delivered by Acquirer and, assuming the due authorization, execution and delivery by the Contributor Parties, this Agreement constitutes and, upon their execution, the other Transaction Agreements to which it is a party shall constitute, legally valid and binding agreements of Acquirer, enforceable against Acquirer in accordance with their respective terms, except as such enforceability may be limited by Creditors’ Rights.

(c) The issuance of the Suburban Common Units comprising the Equity Consideration has been duly authorized in accordance with the Organizational Documents of Acquirer. The Suburban Common Units comprising the Equity Consideration, when issued and delivered to NRGY and Inergy Sales in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable (except to the extent nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of any Lien or restrictions upon voting or transfer thereof pursuant to any Contract to which any of the Suburban Entities is a party or by which any property or asset of any such Person is bound or affected, other than pursuant to the Organizational Documents of Acquirer, the Unitholder Agreement and transfer restrictions under federal and state securities laws. Upon issuance and delivery of the Suburban Common Units comprising the Equity Consideration, each of NRGY and Inergy Sales will be duly admitted to Acquirer as an additional limited partner.

(d) The Exchange Notes Issuers have all requisite limited partnership or corporate, as applicable, power and authority to issue the Exchange Notes. The Exchange Notes have been duly and validly authorized by each of the Exchange Notes Issuers and when duly issued, executed and authenticated by the Trustee in accordance with the terms of the Exchange Notes Indentures and delivered in accordance with the Exchange Offer, will constitute valid and binding obligations of the Exchange Notes Issuers entitled to the benefits of the Exchange Notes Indentures, enforceable against the Exchange Notes Issuers in accordance with their terms, except as such enforceability may be limited by Creditors’ Rights.

(e) Each of the Exchange Notes Issuers has all requisite limited partnership or corporate, as applicable, power and authority to enter into the Exchange Notes Indentures. Each of the Exchange Notes Indentures has been duly and validly authorized by the Exchange Notes Issuers, and upon its execution and delivery by the Exchange Notes Issuers and, assuming due authorization, execution and delivery by the Trustee, will constitute the valid and binding agreement of the Exchange Notes Issuers, enforceable against the Exchange Notes Issuers in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights. Each of the Exchange Notes Indentures will conform in all material respects to the requirements of the Trust Indenture Act.

(f) Each of the Exchange Notes Issuers has all requisite limited partnership or corporate, as applicable, power and authority to issue the Registered Exchange Notes. The Registered Exchange Notes have been duly and validly authorized by the Exchange Notes Issuers and if and when duly issued, executed and authenticated by the Trustee in accordance with the terms of the Exchange Notes Indentures and delivered in accordance with the exchange offer provided for in the Registration Rights Agreement, will constitute valid and binding obligations of the Exchange Notes Issuers entitled to the benefits of the Exchange Notes Indentures, enforceable against the Exchange Notes Issuers in accordance with their terms, except as such enforceability may be limited by Creditors’ Rights.

(g) Each of the Exchange Notes Issuers has all requisite limited partnership or corporate, as applicable, power and authority to enter into the Registration Rights Agreement. The Registration Rights Agreement has been duly authorized by the Exchange Notes Issuers and, when executed and delivered by the Exchange Notes Issuers in accordance with the terms of the Exchange Offer, will be validly executed and delivered and (assuming the due authorization, execution and delivery thereof by Evercore Group L.L.C. and Citigroup Global Markets Inc. on behalf of holders of Exchange Notes) will be the legally valid and binding obligation of the Exchange Notes Issuers in accordance with the terms thereof, enforceable against the Exchange Notes Issuers in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights and, as to rights of indemnification and contribution thereunder may be limited by federal or state law or by principles of public policy.

Section 4.3 Non-Contravention. Except as set forth on Schedule 4.3 of the Acquirer Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation by Acquirer of the transactions contemplated hereby and thereby does not and will not: (a) violate or result in any breach of any provision of the Organizational Documents of Acquirer; (b) assuming the consents, approvals, declarations and waivers set forth on Schedule 2.4(b)(vii) and Schedule 4.4 of the Acquirer Disclosure Schedule are obtained at or prior to the Contribution Closing Date, result in any breach of (including the failure to obtain a consent or waiver), constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, require any consent under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which Acquirer is a party or by which any property or asset of Acquirer is bound or affected; (c) assuming compliance with the matters referred to in Section 4.4, violate any Law to which Acquirer is subject or by which any of Acquirer’s properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens and Liens that will be released at or prior to the Contribution Closing Date) on any asset of Acquirer, except, in the cases of clauses (b), (c) and (d), for such breaches, violations, Liens, defaults or rights of termination, cancellation, amendment or acceleration as would not reasonably be expected to (i) have a Suburban Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (iii) materially impair Acquirer’s ability to perform its obligations under the Transaction Agreements.

Section 4.4 Governmental Approvals. Except as set forth on Schedule 4.4 of the Acquirer Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution, delivery and performance of this Agreement, and any other Transaction Agreement to which it is a party, by Acquirer or for the consummation by Acquirer of the transactions contemplated hereby and thereby, other than compliance with, and filings under, the HSR Act and the Securities Act and such declarations, filings, registrations, notices, authorizations, consents and approvals the failure of which to receive or provide would not reasonably be expected to (i) have a Suburban Material Adverse Effect, (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (iii) materially impair Acquirer’s ability to perform its obligations under this Agreement.

Section 4.5 Capitalization.

(a) As of April 25, 2012: (i) 35,542,493 Suburban Common Units were issued and outstanding and (ii) 1,335,814 Suburban Common Units were reserved for issuance under Acquirer’s employee benefit plans and equity compensation plans upon the vesting of outstanding restricted units.

(b) All of the limited partner interests in Acquirer are duly authorized and validly issued in accordance with the Organizational Documents of Acquirer, and are fully paid and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.

(c) Except for the transactions contemplated by this Agreement, there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate Acquirer to issue or sell any equity interests of Acquirer or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in Acquirer, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) Acquirer does not have any outstanding bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in Acquirer on any matter.

(e) Suburban Energy Services Group LLC, a Delaware limited liability company (“Suburban GP”), is the sole general partner of Acquirer with a non-economic general partner interest in Acquirer and the sole general partner of Suburban Propane, L.P., a Delaware limited partnership (“Suburban Operating”), with a non-economic general partner interest in Suburban Operating (such interests, collectively, the “Suburban GP Interests”). The Suburban GP Interests have been duly authorized and validly issued in accordance with the Suburban Partnership Agreement or the Suburban Operating Partnership Agreement, as applicable, and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. Suburban GP owns 784 Suburban Common Units (the “Suburban GP Units”). The Suburban GP Interests and the Suburban GP Units are owned by Suburban GP free and clear of all Liens, other than (i) transfer restrictions imposed by federal and state securities Laws, (ii) any transfer restrictions contained in the Suburban Partnership Agreement or the Suburban Operating Partnership Agreement and (iii) any Liens created, arising under or securing the Credit Agreement and related security agreements.

(f) Acquirer holds, directly or indirectly, 100% of the limited partner interest in Suburban Operating, and Acquirer owns such limited partner interests free and clear of all Liens other than (i) transfer restrictions imposed by federal and state securities Laws, (ii) any transfer restrictions contained in the Organizational Documents of Suburban Operating and (iii) any Liens created, arising under or securing the Credit Agreement and related security agreements.

Section 4.6 Compliance with Law. Except as set forth on Schedule 4.6 of the Acquirer Disclosure Schedule, and except for Environmental Laws and Tax matters, (a) each Suburban Entity is in compliance in all material respects with all applicable Laws, (b) none of the Suburban Entities has received written notice of any violation in any material respect of any applicable Law and (c) none of the Suburban Entities has received written notice that it is under investigation by any Governmental Authority for potential non-compliance in any material respect with any Law. No Suburban Entity is subject to any material outstanding judgment, order or decree of any Governmental Authority.

Section 4.7 Suburban SEC Reports; Financial Statements.

(a) Acquirer has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Acquirer with the SEC since October 1, 2011 (such documents being collectively referred to as the “Suburban SEC Documents”). Each Suburban SEC Document (i) at the time filed or, if amended, as of the date of such amendment, complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Suburban SEC Document and (ii) did not, at the time it was filed (or, if amended or superseded by a filing or amendment prior to the Execution Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements of Acquirer included in the Suburban SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby, and fairly present, in all material respects, the consolidated financial position and operating results, equity and cash flows of Acquirer as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of unaudited financial statements, to normal year-end adjustments and accruals and the absence of notes and other textual disclosures as permitted by Form 10-Q of the SEC.

(c) None of the Suburban Entities has any Liability that would be required to be included in the financial statements of Acquirer under GAAP except for (i) Liabilities reflected or reserved against on the consolidated balance sheet of Acquirer dated as of December 31, 2011 or the notes thereto, (ii) Liabilities that have arisen since December 31, 2011 in the ordinary course of business and (iii) Liabilities which would not reasonably be expected to have a Suburban Material Adverse Effect.

(d) The books of account and other financial records of Acquirer: (i) meet the requirements of Regulation S-X and were prepared in accordance with GAAP applied on a basis consistent with the past practices of Acquirer and (ii) are in all material respects true and correct, and do not contain or reflect any material inaccuracies or discrepancies.

(e) Acquirer has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Acquirer’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Acquirer in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Acquirer’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(f) Acquirer maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements as contemplated by Section 13(b)(2)(B) of the Exchange Act and (B) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) Acquirer has delivered a letter from PricewaterhouseCoopers LLP, independent accountant of Acquirer, addressed to NRGY and dated as of the Execution Date, containing statements and information of the type ordinarily included in accountants’ bring-down “comfort letters” to underwriters with respect to financial statements and certain financial information contained in the Exchange Offer Documents.

Section 4.8 Absence of Certain Changes. (a) Except as set forth on Schedule 4.8 of the Acquirer Disclosure Schedule, from and after October 1, 2011, there has not been any event, occurrence or development which has had a Suburban Material Adverse Effect; (b) from and after December 31, 2011 up to the Execution Date, except as set forth on Schedule 4.8 of the Acquirer Disclosure Schedule, Acquirer has not taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in Section 5.1(d).

Section 4.9 Environmental Matters.

(a) Except as to matters set forth on Schedule 4.9 of the Acquirer Disclosure Schedule and except as to matters that would not reasonably be expected to have a Suburban Material Adverse Effect:

(i) each of the Suburban Entities is, and during all surviving periods of applicable statutes of limitation has been, in compliance with all Environmental Laws, except for any noncompliance that has been fully resolved without any ongoing, pending or future fines, penalties or obligations (other than ordinary course obligations required to maintain compliance with Environmental Laws);

(ii) each of the Suburban Entities has timely applied for or possesses all Permits required under Environmental Laws for its operations as currently conducted and is in compliance with the terms of such possessed Permits, and such possessed Permits are in full force and effect;

(iii) none of the Suburban Entities nor any of their real properties or operations are subject to any pending or, to the Knowledge of Acquirer, threatened Proceeding arising under any Environmental Law, nor has any of the Suburban Entities received any written notice from any Person alleging a violation of or Liability arising under any Environmental Law;

(iv) there has been no Release of Hazardous Substances on, at, under or from any of the current or, to the Knowledge of Acquirer, former real properties of the Suburban Entities, from or in connection with the Suburban Entities’ operations, or by any Suburban Entity in a manner that would reasonably be expected to give rise to any Remedial Action under any Environmental Law; and

(v) none of the Suburban Entities has received a notice asserting an alleged liability or obligation under any Environmental Law with respect to Remedial Action at any real properties offsite the real properties of the Suburban Entities where any of the Suburban Entities transported or disposed any Hazardous Materials.

(b) The representations and warranties of Acquirer contained in this Section 4.9 are the only representations and warranties of Acquirer in this Agreement relating to Environmental Laws, Permits issued by Governmental Authorities pursuant to Environmental Laws, Remedial Actions and Hazardous Materials, including any Releases or threatened Releases of Hazardous Materials.

Section 4.10 Legal Proceedings. Except as set forth on Schedule 4.10 of the Acquirer Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Acquirer, threatened against the Suburban Entities, except such Proceedings as would not (a) have a Suburban Material Adverse Effect, (b) prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (c) materially impair Acquirer’s ability to perform its obligations thereunder.

Section 4.11 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Suburban Entities have been timely filed and such Tax Returns of the Suburban Entities are true, complete and correct in all material respects and all material Taxes due relating to the Suburban Entities have been paid in full. All Taxes of Acquirer not yet due and payable as of the date of the latest financial statements of the Suburban Entities have been accrued and adequately disclosed and fully provided for with adequate reserves in accordance with GAAP on such financial statements, and since that date, Acquirer has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. Except as disclosed on Schedule 4.11 of the Acquirer Disclosure Schedule, there is no claim (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against any Suburban Entities for any material Taxes, and no material assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any amount of Taxes or Tax Returns of or with respect to any Suburban Entity.

(b) Except as set forth on Schedule 4.11 of the Acquirer Disclosure Schedule, no Tax audits or administrative or judicial proceedings are being conducted, are pending or, to the Acquirer’s Knowledge, have been threatened with respect to any Suburban Entity.

(c) All material Taxes required to be withheld, collected or deposited by or with respect to any Suburban Entity have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

(d) There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for any material Tax of, or any material Taxes associated with the ownership or operation of the assets of, any Suburban Entity.

(e) None of the Suburban Entities is a party to any Tax sharing, allocation, indemnification or similar agreement.

(f) None of the Suburban Entities has engaged in a transaction that would be reportable by or with respect to any Suburban Entity pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.

(g) Acquirer has not elected to be treated as a corporation for U.S. federal income tax purposes. Acquirer qualifies as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code and has met the “gross income requirements” (within the meaning of Section 7704(c) of the Code) in each Tax year since its formation. Acquirer has filed a U.S. federal income tax return that has in effect an election pursuant to Section 754 of the Code.

(h) For the most recent four (4) complete calendar quarters, at least 90% of the combined gross income of the Acquirer has been income which is “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 4.12 Brokers’ Fee. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of Acquirer for which any Contributor Party or any Affiliate of any Contributor Party will be liable.

Section 4.13 Matters Relating to Acquisition of the Acquired Interests and the Acquired Assets. Acquirer has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the acquisition of the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests) and the Acquired Assets. Acquirer has had an opportunity to ask questions and receive answers from NRGY regarding the terms and conditions of the offering of the Inergy Propane Interests (and, indirectly through the Inergy Propane Interests, the other Acquired Interests), the Acquired Assets and the business, properties, prospects, and financial condition of the Propane Group Entities and the Acquired Assets. The foregoing investigation and inquiry by Acquirer, however, does not modify the representations and warranties of the Contributor Parties in Article III and such representations and warranties constitute the sole and exclusive representations and warranties of the Contributor Parties to Acquirer in connection with the transactions contemplated by this Agreement.

Section 4.14 Exchange Offer Documents; Form S-1. Neither the Exchange Offer Documents nor the Form S-1 will, at the time the Exchange Offer is commenced or the Form S-1 becomes effective under the Securities Act, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, Acquirer makes no representation or warranty with respect to any information supplied in writing by the Contributor Parties specifically for inclusion in the Exchange Offer Documents or the Form S-1. As of the date on which the Exchange Offer is consummated, the indenture relating to the Exchange Notes will comply in all material respects with the Trust Indenture Act. The Exchange Notes Indentures, the Exchange Notes, the Registered Exchange Notes and the Registration Rights Agreement will or do, as applicable, conform in all material respects to the descriptions thereof in the Exchange Offer Documents.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1 Conduct of Business.

(a) From the Execution Date through the Contribution Closing, except as described in Schedule 5.1(a) of the Contributor Disclosure Schedule, for Other Retained Liabilities, and except as required or contemplated by this Agreement, as required by applicable Law or consented to or approved in writing by Acquirer (which shall not be unreasonably withheld, conditioned or delayed), the Contributor Parties shall, and shall cause each Propane Group Entity, with respect to the Propane Business, to:

(i) conduct their business and activities in the ordinary course of business consistent with past practice;

(ii) use reasonable best efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto;

(iii) use reasonable best efforts to keep available the services of the key Propane Business Personnel;

(iv) comply in all material respects with all applicable Laws relating to them;

(v) use reasonable best efforts to maintain in full force without interruption their present insurance policies or comparable insurance coverage of the Acquired Assets and the Propane Group Entities;

(vi) fund collateral calls under any Hedging Agreement;

(vii) make growth and maintenance capital expenditures (other than capital expenditures associated with purchases of any securities or ownership interests of, or acquisitions of assets of, or investments in, any Person) in the ordinary course of business consistent with past practice;

(viii) carry Inventory at each branch or service center of the Propane Group Entities at levels consistent with past practice; and

(ix) use reasonable best efforts to preserve and maintain all of their assets (including the Acquired Assets) and Real Property consistent with past practice.

(b) Without limiting the generality of Section 5.1(a), and, except as described in Schedule 5.1(b) of the Contributor Disclosure Schedule, as required or contemplated by this Agreement or consented to or approved in writing by Acquirer (which shall not be unreasonably withheld, conditioned or delayed), the Contributor Parties shall not, and shall not authorize or permit any of the Propane Group Entities, with respect to the Propane Business, to:

(i) amend or restate their Organizational Documents (other than the amendment and restatement contemplated by the Liberty Propane Amendment and the Inergy Propane Amendment);

(ii) purchase any securities or ownership interests of, or make any investment in, any Person, other than (A) ordinary course overnight investments consistent with their cash management policies, (B) investments in wholly owned Subsidiaries, (C) purchases of entities engaged in businesses similar to the Propane Business in connection with those transactions described on Schedule 5.1(b) of the Contributor Disclosure Schedule, or (D) purchases of entities engaged in businesses similar to the Propane Business in addition to those contemplated by clause (C) not to exceed $1,000,000 in the aggregate;

(iii) make any capital expenditure or purchase any properties or assets, other than expenditures or purchases (A) in accordance with the ordinary course of business consistent with past practice, (B) contemplated by sub-clause (C) or sub-clause (D) of Section 5.1(b)(ii) or (C) required on an emergency basis for the safety of individuals or the environment;

(iv) make any material Tax election that could affect any Propane Group Entity following the Contribution Closing (including any entity classification election under Treasury Regulation Section 301.7701-3); adopt or change any accounting or Tax accounting method (other than as required by Law or GAAP); enter into any closing agreement; settle, compromise or consent to any Tax Liability, claim or assessment; surrender any right to claim a refund of Taxes or take any similar action relating to the filing of any Tax Return or the payment of any Tax;

(v) except as required under their Organizational Documents as described in Schedule 5.1(b) and consistent with past practice, declare or pay any distributions in respect of any of their equity securities or partnership units;

(vi) split, combine or reclassify any of their equity securities or partnership units or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, their equity securities or partnership units;

(vii) repurchase, redeem or otherwise acquire any of their equity securities or partnership units or any securities convertible into or exercisable for any equity securities or partnership units;

(viii) issue, deliver, sell, pledge or dispose of, or authorize the issuance, delivery, sale, pledge or disposition of, any (A) equity securities or partnership units of any class, (B) debt securities having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote or (C) securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such securities;

(ix) transfer, license, lease, sell or otherwise dispose of any properties or assets (including any general partner or limited partner interest or any other equity interests in any other Person) with a value exceeding $500,000 individually or $1,000,000 in the aggregate, other than sales of Inventory in the ordinary course of business consistent with past practice;

(x) abandon, assign, license, sell, transfer or grant any security interest in, to or under any Owned Intellectual Property, or terminate, permit to be terminated or fail to renew any Intellectual Property licenses under which any of them is a licensee other than in the ordinary course of business consistent with past practice;

(xi) create, incur, guarantee or assume any Indebtedness, other than trade credit issued to customers in the ordinary course of business consistent with past practice and Intercompany Indebtedness incurred from NRGY consistent with past practice for purposes of funding working capital or cash collateral calls under Hedging Agreements;

(xii) enter into any joint venture or similar arrangement with a third party;

(xiii) (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements assess or seek to assess damages in excess of $500,000 individually or $1,000,000 in the aggregate, except to the extent to which such claims, demands, lawsuits or state or federal regulatory proceedings are insured (net of deductibles), reserved against in the Propane Group Unaudited Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor, or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief against the Propane Group Entities;

(xiv) merge with or into, or consolidate with, any other Person or acquire all or substantially all of the business or assets of any other Person;

(xv) to the fullest extent permitted by Law, take any action with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization or other winding up;

(xvi) change or modify any accounting policies, except for changes thereto required by GAAP;

(xvii) except as required by applicable Law, (A) take any action with respect to the grant of any material severance or material termination pay (other than pursuant to policies or agreements of the Propane Group Entities and their Subsidiaries on the date of this Agreement that are listed on Schedule 3.19(a) of the Contributor Disclosure Schedule and provided to Acquirer prior to the date hereof), (B) other than as is reasonably consistent with past practice and in accordance with the Propane Group Budget, approve or make modifications of the base salaries, bonuses or other compensation (including incentive compensation) payable to any Propane Business Personnel, (C) enter into or materially amend any collective bargaining agreement other than in the ordinary course of business; provided that the Contributor Parties shall keep Acquirer reasonably apprised of the status and substance of any negotiations with respect to any collective bargaining agreements or amendments thereto, or (D) adopt, enter into or make any material amendment to any Propane Group Benefit Plan other than in the ordinary course of business with respect to Excluded Benefit Plans or Propane Group Benefit Plans that are not Select Propane Benefit Plans;

(xviii) terminate any, or hire any new, Propane Business Personnel other than in the ordinary course of business;

(xix) except as required by applicable Law, grant any new rights to retention pay, severance pay (other than in the ordinary course of business and which severance shall not exceed three (3) months base pay to an individual employee) or termination pay to, or enter into any new (or, other than is required by this Agreement or applicable Law, amend any existing) employment, retention, severance or other agreement or arrangement with any Propane Business Personnel other than as required by an existing contract listed on Schedule 3.19(a) of the Contributor Disclosure Schedule or resulting from the hiring of a new employee;

(xx) permit or allow the Acquired Assets or any of the assets of the Propane Group Entities to be subject to any Liens, other than Permitted Liens and Liens that will be released at or prior to the Contribution Closing Date;

(xxi) fail to pay any creditor any amount owed to such creditor when due, except to the extent being contested by Inergy Sales or such Propane Group Entity in good faith;

(xxii) accelerate the collection of any accounts receivable or delay the payment of any accounts payable, in each case, compared to the past practices of Inergy Sales and the Propane Group Entities;

(xxiii) (A) terminate, discontinue, close or dispose of any satellite propane storage facility, underground propane storage facility or propane terminal related to the Propane Business or (B) terminate, discontinue, close or dispose of any branch location, plant or business operation related to the Propane Business, other than in the cases of clauses (A) and (B), those properties valued by Inergy Sales or the applicable Propane Group Entity at less than $250,000 individually or $500,000 in the aggregate;

(xxiv) unless entered into in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Propane Group Material Contract if it was entered into prior to the Execution Date;

(xxv) unless entered into in the ordinary course of business consistent with past practice, modify, amend or voluntarily terminate, prior to the expiration date thereof, any Propane Group Material Contract or waive any default by, or release, settle or compromise any claim against, any other party thereto;

(xxvi) take any action which would (A) materially adversely affect the ability of the Parties to consummate the transactions contemplated by the Transaction Agreements, (B) be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (C) be reasonably expected to have a Propane Group Material Adverse Effect; or

(xxvii) agree or commit to take any of the actions described above.

(c) From the Execution Date through the Contribution Closing, except as described in Schedule 5.1(c) of the Acquirer Disclosure Schedule, and except as required or contemplated by this Agreement, as required by applicable Law or consented to or approved in writing by the Contributor Parties (which shall not be unreasonably withheld, conditioned or delayed), Acquirer shall, and shall cause each of its Subsidiaries to:

(i) conduct its business and activities in the ordinary course of business consistent with past practice;

(ii) use reasonable best efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto; and

(iii) comply in all material respects with all applicable Laws relating to them.

(d) Without limiting the generality of Section 5.1(c), and, except as described in Schedule 5.1(d) of the Acquirer Disclosure Schedule, as required or contemplated by this Agreement or consented to or approved in writing by the Contributor Parties (which shall not be unreasonably withheld, conditioned or delayed), from the Execution Date through the Contribution Closing, Acquirer shall not and shall not authorize or permit any of its Subsidiaries to:

(i) except as required under its Organizational Documents, declare or pay any distributions in respect of any of its equity securities or partnership units except (A) the declaration and payment of distributions from any direct or indirect Subsidiary of Acquirer in the ordinary course of business and (B) with respect to Acquirer, regular quarterly cash distributions made pursuant to applicable approvals of Acquirer’s board of supervisors in accordance with past practices;

(ii) adopt a plan of complete or partial liquidation or dissolution or enter into a letter of intent or agreement in principle with respect thereto;

(iii) split, combine or reclassify any of its equity securities or issue or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities, except for (A) any such transaction by a Subsidiary of Acquirer which remains a Subsidiary after consummation of such transaction, (B) the issuance or authorization of the issuance of up to 10,000,000 Suburban Common Units, (C) issuances of Suburban Common Units in connection with Acquirer’s employee benefit plans and equity compensation plans;

(iv) amend or restate the Organizational Documents of Acquirer in any manner that would require the consent of the unitholders of Acquirer (other than those amendments and restatements set forth in Acquirer’s proxy statement filed with the SEC on March 8, 2012);

(v) take any other action which would (A) materially adversely affect the ability of the Parties to consummate the transactions contemplated by the Transaction Agreements, (B) be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or (C) be reasonably expected to have a Suburban Material Adverse Effect; or

(vi) agree or commit to take one of the actions described above.

Section 5.2 Notice of Certain Events.

(a) Subject to applicable Law, each Party shall promptly notify the other Parties of:

(i) any event, condition or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Agreement made by or to be complied with by such notifying Party at any time during the term hereof and that would reasonably be expected to result in any of the conditions set forth in Article VI not to be satisfied and which notice shall identify the applicable representation or warranty, covenant or agreement and disclosure schedule, if any, for which such breach or inaccuracy relates; provided, however, that no such notification shall be deemed to cure any such breach of or inaccuracy in such notifying Party’s representations and warranties or covenants and agreements or in the Contributor Disclosure Schedule or the Acquirer Disclosure Schedule, as the case may be, for any purpose under this Agreement and no such notification shall limit or otherwise affect the remedies available to the other Parties;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Agreements;

(iii) subject to Section 5.4, any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements; or

(iv) any Proceedings commenced that would be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Agreements or materially impair the notifying Party’s ability to perform its obligations thereunder.

Section 5.3 Access to Information. From the Execution Date until the Contribution Closing Date, upon reasonable notice, NRGY will, subject to compliance with Law governing the access to or use of such information, (a) give Acquirer and its counsel, financial advisors, auditors, financing sources and other authorized representatives (collectively, “Representatives”) reasonable access to the offices, properties, books and records of Inergy Sales or the Propane Group Entities relating to the Propane Business, and permit such Persons to make copies thereof, in each case during normal business hours and (b) furnish such financial and operating data and other information relating to the Propane Business, as such Persons may reasonably request. In order to facilitate the resolution of any claims made against or incurred by Acquirer, the Acquired Assets or the Propane Group Entities after the Contribution Closing or for any other reasonable purpose, for a period of seven (7) years (or such shorter period as provided in the document retention policy of NRGY as of the date of this Agreement) after the Contribution Closing Date, the Contributor Parties shall (i) retain the books and records of the Contributor Parties which relate to the Propane Business, the Acquired Assets and the Propane Group Entities and their operations for periods prior to the Contribution Closing and which shall not otherwise have been delivered to Acquirer or the Propane Group Entities in a manner reasonably consistent with the prior practice of Inergy Sales or the Propane Group Entities and (ii) upon reasonable notice, afford Acquirer and its Affiliates and Representatives reasonable access during normal business hours to the offices, properties, books and records of the Contributor Parties. In order to facilitate the resolution of any claims made against or incurred by the Contributor Parties after or prior to the Contribution Closing, for a period of seven (7) years (or such shorter period as provided in the document retention policy of Acquirer as of the date of this Agreement) after the Contribution Closing Date, Acquirer shall, and shall cause the Propane Group Entities to, (i) retain the books and records relating to the Propane Business, the Acquired Assets and the Propane Group Entities in their possession as of the Contribution Closing Date relating to periods prior to the Contribution Closing and (ii) upon reasonable notice, afford the Contributor Parties and their respective Representatives reasonable access during normal business hours to such books and records. Any investigation pursuant to this Section 5.3 shall be conducted upon reasonable prior notice to, and in such manner as not to unreasonably interfere with the conduct of the business of, the Party providing such access. Notwithstanding the foregoing, no Party shall be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of another Party without the prior written consent of such other Party. Notwithstanding the foregoing provisions of this Section 5.3, no Party shall be required to grant access or furnish information to the extent that such information is subject to an attorney-client or attorney work-product privilege or protection or that such access or the furnishing of such information is prohibited by Law or an existing Contract. To the extent practicable, such Party not granting access or furnishing information in the preceding sentence shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including the execution of a joint defense agreement to allow the parties to exchange information protected by the attorney-client privilege or work-product doctrine. To the fullest extent permitted by Law, no Party nor any of its Representatives or Affiliates shall be responsible or liable to another Party for personal injuries sustained in connection with the access provided pursuant to this Section 5.3 and such Party providing access shall be indemnified and held harmless by the visiting Party for any losses suffered by any such Persons in connection with any such personal injuries; provided, however, that such personal injuries are not caused by the gross negligence or willful misconduct of the hosting Party. The Parties agree that they will not, and will cause their Representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by the Transaction Agreements or the resolution of the aforesaid claims. Nothing in this Section 5.3 shall be deemed in any way to limit or modify the rights and obligations of the Parties under Article VIII.

Section 5.4 Governmental Approvals.

(a) The Parties will cooperate with each other and use commercially reasonable efforts to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained and to make or cause to be made any filings with or notifications or submissions to any Governmental Authority that are necessary in order to consummate the transactions contemplated by the Transaction Agreements and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Each of the Parties agrees to cooperate and use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority or other Person, to contest and resist, any Proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Agreements.

(b) In furtherance and not in limitation of the foregoing, the Parties agree to cooperate with each other and use commercially reasonable efforts to submit any required filings of Notification and Report Forms pursuant to the HSR Act within a reasonable period of time but in no event later than ten (10) Business Days after the Execution Date, and to respond to any requests for additional information made by any Governmental Authority, to cause the waiting period under the HSR Act to expire or terminate. Acquirer shall pay the statutory filing fee associated with filings under the HSR Act, and NRGY shall reimburse Acquirer for one-half of the paid statutory filing fee.

(c) Each Party will furnish to the other Parties all information reasonably required for any filing to be made in connection with the transactions contemplated by the Transaction Agreements, including Notification and Report Forms pursuant to the HSR Act and filings with any other Governmental Authority. To the fullest extent permitted by Law, each Party shall promptly inform the other Parties of any material communication with, or any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filing. If a Party intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such Party shall give the other Parties reasonable prior notice of such meeting and invite representatives of the other Parties to participate in the meeting with the Governmental Authority unless prohibited by such Governmental Authority.

(d) Notwithstanding anything to the contrary in this Agreement but subject to Sections 5.4(e) and 5.4(f) hereof, Acquirer commits to take the following steps: proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or otherwise taking or committing to take actions that limit Acquirer’s freedom of action with respect to, or its ability to retain, assets as may be required in order to obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under any applicable antitrust Law or to avoid the commencement of any action to prohibit the transactions as contemplated by the Transaction Agreements under any applicable antitrust Law; provided, however, that Acquirer shall not be required to take any of the steps described in this Section 5.4(d) if the aggregate gross sales revenue, calculated in accordance with GAAP, generated by the assets that must be sold, divested, licensed, otherwise disposed of, or impacted was greater than $250,000,000 for the 2011 fiscal year.

(e) If, in order to comply with Acquirer’s obligations under Section 5.4(d), (i) Acquirer sells, divests or otherwise disposes of any assets, (ii) the disposed assets in the aggregate generated gross sales revenue, calculated in accordance with GAAP, of more than $50,000,000 for the 2011 fiscal year and (iii) the aggregate consideration, if any, that Acquirer receives for the disposed assets (the “Divestiture Proceeds”) is less than the aggregate value of the disposed assets (the “Divested Assets Value”) based on a multiple of the estimated sustainable cash flow of the disposed assets, NRGY shall pay to Acquirer, within five (5) Business Days after receipt of written notice from Acquirer of the closing of any such divestiture (the “Divestiture Notice”), an amount equal to the Divested Assets Value minus the Divestiture Proceeds. If the Parties are unable to agree upon the Divested Assets Value within fifteen (15) days of Acquirer’s delivery to NRGY of the Divestiture Notice, then such dispute shall be resolved promptly by an Expert chosen by NRGY from a list of three (3) Experts proposed by Acquirer, with costs of such Expert borne equally by NRGY and Acquirer.

(f) In connection with any divestiture required by Section 5.4(d), Acquirer agrees, to the extent permitted by applicable Law, to consult with NRGY regarding the nature of any process undertaken by Acquirer for such divestiture.

Section 5.5 Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred by the Contributor Parties or the Propane Group Entities in connection with the Transaction Agreements and the transactions contemplated thereby, shall be paid by the Contributor Parties, and all costs and expenses incurred by Acquirer in connection with the Transaction Agreements and the transactions contemplated thereby shall be paid by Acquirer.

Section 5.6 Further Assurances. Subject to the terms and conditions of this Agreement, including and subject to the limitations contained in Section 5.4, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by the Transaction Agreements. Without limiting the generality of the foregoing, each Party will use its reasonable best efforts to obtain timely all authorizations, consents and approvals of all third parties (a) necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements or (b) as are required to comply with the terms and conditions of the Contracts set forth on Schedule 2.4(a)(vi) of the Contributor Disclosure Schedule, in each case prior to the Contribution Closing. The Parties will coordinate and cooperate with each other in exchanging such information and assistance as any of the Parties may reasonably request in connection with the foregoing.

Section 5.7 Public Statements. Neither NRGY or its Affiliates, on the one hand, nor Acquirer or its Affiliates, on the other hand, shall issue any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby without having first obtained the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that any of NRGY and its Affiliates, on the one hand, and any of Acquirer and its Affiliates, on the other hand, may make any public disclosure after giving the other Party as much advance notice as is practical under the circumstances, if such disclosing Party believes, after consultation with legal counsel, that it is required to do so by Law or by any stock exchange listing requirement or trading agreement concerning the publicly traded securities of NRGY or any of its Affiliates, on the one hand, or Acquirer or any of its Affiliates, on the other hand.

Section 5.8 Equity Consideration; Legends. Each of NRGY and Inergy Sales agrees to the recording, so long as the restrictions described in the legend are applicable, of the following legend on any book entry notation or certificate evidencing all or any portion of any Suburban Common Units constituting the Equity Consideration:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ARE SUBJECT TO THE TERMS OF THE LIMITED PARTNERSHIP AGREEMENT OF SUBURBAN PROPANE PARTNERS, L.P., AS IN EFFECT FROM TIME TO TIME. THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF SUBURBAN PROPANE PARTNERS, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF SUBURBAN PROPANE PARTNERS, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE SUBURBAN PROPANE PARTNERS, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). SUBURBAN PROPANE PARTNERS, L.P. MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF SUBURBAN PROPANE PARTNERS, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES.

Section 5.9 Confidential Information.

(a) Effective upon, and only upon, the Contribution Closing, the Confidentiality Agreement shall terminate with respect to the Information. Acquirer acknowledges that, notwithstanding any provision to the contrary in the Confidentiality Agreement, any and all other information provided or made available to it by the Contributor Parties (or their Representatives) concerning the Contributor Parties or their Affiliates (other than the Propane Group Entities, including the Propane Business and the Acquired Assets) will remain subject to the terms and conditions of such Confidentiality Agreement for a period of one year after the Contribution Closing. The Contributor Parties acknowledge that, notwithstanding any provision to the contrary in the Confidentiality Agreement, any and all information provided or made available to them by Acquirer (or its Representatives) concerning Acquirer or its Affiliates will remain subject to the terms and conditions of the Confidentiality Agreement for a period of one year after the Contribution Closing. The Clean Team Agreement shall remain effective during the period between the Execution Date and the Contribution Closing.

(b) For a period of five (5) years after the Contribution Closing, the Contributor Parties and their respective Affiliates shall not, directly or indirectly, disclose to any Person any trade secret, confidential or proprietary business information, data or material developed by, or on behalf of, Inergy Sales or any Propane Group Entity relating to the Acquired Assets and the business and operations of the Propane Group Entities, including the Propane Business (collectively, the “Information”), whether acquired prior to or after the Contribution Closing Date, which has not become generally available to the public (other than as a result of a breach of this Section 5.9).

(c) Notwithstanding the foregoing, in the event that the Contributor Parties or any of their respective Affiliates are required by Law or applicable stock exchange rules to disclose any Information, such Party shall (i) notify Acquirer as promptly as practicable of the existence, terms and circumstances surrounding such a request, so that Acquirer may either waive such Party’s compliance with the terms of this Section 5.9 or seek an appropriate protective order or other remedy and (ii) if Acquirer seeks such a protective order, to provide such cooperation as Acquirer may reasonably request (at Acquirer’s sole expense). In the event that Acquirer waives compliance (in whole or in part) with the terms of this Section 5.9, or such protective order or other remedy is denied, as a result of which such Contributor Party or its Affiliate is nonetheless legally compelled to disclose such Information, the Contributor Party or its Affiliate, as the case may be, shall furnish only that portion of the Information that its legal counsel advises is legally required, and the Contributor Party or its Affiliate shall exercise its reasonable best efforts to preserve the confidentiality of the remainder of the Information. In no event shall a Contributor Party or its Affiliates oppose action by Acquirer to obtain a protective order or other relief to prevent the disclosure of Information or to obtain reliable assurance that confidential treatment will be afforded the Information.

Section 5.10 No Solicitation. From the Execution Date until the second (2nd) anniversary of the Contribution Closing Date, the Contributor Parties shall not, and shall cause their respective Affiliates (other than the Propane Group Entities) to not, solicit for employment any division presidents, field management level employees or district management level employees (or their counterparts) of the Propane Group Entities, Acquirer or Suburban GP or any of their respective Affiliates, while the same are still employed by that Person and for a period of six (6) months following the termination of such employment. From the Contribution Closing Date until the second (2nd) anniversary of the Contribution Closing Date, Acquirer shall not, and shall cause its respective Affiliates to not, solicit for employment any division presidents, field management level employees or district management level employees of the Contributor Parties or any of their Affiliates (other than the Propane Group Entities), with whom Acquirer first came into initial contact as a result of the negotiation of this Agreement and the consummation of the transactions contemplated by the Transaction Agreements, while the same are still employed by that Person and for a period of six (6) months following the termination of such employment. The restrictions in this Section 5.10 regarding the prohibition on solicitations shall not apply to any solicitation by way of general advertising, including general solicitations in any local, regional or national newspapers or other publications or circulars or on internet sites or any search firm engagement which is not directed or focused on employees of the Contributor Parties, Acquirer or their respective Affiliates, as applicable. The Parties each agree that the other Party may seek to enforce the provisions of this Section 5.10 by seeking to obtain injunctions, restraining orders and other equitable actions pursuant to Section 9.4.

Section 5.11 Non-Competition.

(a) Except as otherwise provided in this Agreement, for a period of five (5) years after the Contribution Closing Date, the Contributor Parties shall not, and shall cause each of their respective Affiliates to not, directly or indirectly, (x) engage in, or acquire an equity interest in, or provide debt financing to any Person who is engaged in, the Restricted Business in the United States (the “Restricted Territory”), (y) request any past, present or future customers of the Propane Group Entities within the Restricted Territory to curtail or cancel their business with Acquirer or any of its Affiliates (including the Propane Group Entities), or (z) except as required by Law, disclose to any Person the names of past or existing customers of the Propane Group Entities. Nothing in this Agreement or in the definition of Restricted Business shall prohibit or in any way restrict any NRGY Entity from:

(i) acquiring or owning the Retained Units, the Retained Assets or otherwise entering into or exercising any rights of such NRGY Entity pursuant to the NRGY Support Agreement or acquiring or owning less than 5% of the outstanding voting power of any other publicly traded Person, including if such Person is engaged in a Restricted Business;

(ii) performing its obligations under the Transaction Agreements; or

(iii) acquiring the assets or capital stock or other equity interests of any Person which is engaged in a Restricted Business (“Acquired Company”) if, in its last full fiscal year prior to such acquisition, the consolidated revenues of such Acquired Company from the Restricted Business in the Restricted Territory was less than twenty-five percent (25%) of the aggregate consolidated revenues of such Acquired Company; provided, however, that if an NRGY Entity acquires an Acquired Company with consolidated revenues from a Restricted Business in the Restricted Territory greater than ten percent (10%) of the aggregate consolidated revenues of such Acquired Company, such NRGY Entity shall (A) provide Acquirer the exclusive opportunity, for a period of forty five (45) days following the closing of such acquisition, to negotiate the purchase of such portion of such business that is engaged in the Restricted Business and (B) if such NRGY Entity and Acquirer do not enter into an agreement with respect to Acquirer’s purchase of such portion of such business within such forty five (45)-day period, divest such portion of such entire business within nine (9) months of the acquisition.

(b) The Contributor Parties agree that the duration and geographic scope of the non-competition provision set forth in this Section 5.11 are reasonable. In the event that any court determines that the duration or geographic scope of the restrictions set forth in this Section 5.11, or both, is unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America. Additionally, because of the difficulty of measuring economic losses to Acquirer as a result of a breach of this Section 5.11, and because of the immediate and irreparable damage that could be caused to Acquirer for which it may not have any other adequate remedy, the Contributor Parties agree that Acquirer may seek to enforce the provisions of this Section 5.11 by seeking to obtain injunctions, restraining orders and other equitable actions pursuant to Section 9.4.

Section 5.12 Tax Matters.

(a) Post-Contribution Closing Tax Returns. Acquirer shall cause the Propane Group Entities to prepare all Tax Returns relating to the Propane Group Entities and the Acquired Assets for all taxable periods beginning on or before the Contribution Closing Date that are due after the Contribution Closing Date. With respect to any such Tax Returns, the portion of any Tax payable with respect to a taxable period beginning on or prior to the Contribution Closing Date and ending after the Contribution Closing Date shall be allocable to the portion of the taxable period ending on the Contribution Closing Date in a manner consistent with the definition of Excluded Taxes (the “Pre-Contribution Closing Tax”), other than Withholding Taxes, for which the Contributor Parties shall be solely liable in a manner consistent with Section 2.6 and Section 5.12(a)(ii). For the avoidance of doubt, NRGY will be responsible for the preparation and filing of all Tax Returns for Inergy Sales, whether before or after the Contribution Closing.

(i) In the case of any income Tax:

(A) Not later than ten (10) days prior to the due date of any estimated income Tax payment relating to any Pre-Contribution Closing Tax, Acquirer shall deliver to NRGY for its review a statement calculating the excess, if any, of (x) the Pre-Contribution Closing Tax currently payable over (y) the amount shown as a liability for such Tax and treated as an Assumed Liability on Schedule 2.4(a)(xvi) (such amount, the “Reserved Taxes”). Acquirer shall make or cause to be made such changes in such statement as NRGY may reasonably request, which changes shall be subject to Acquirer’s approval, which shall not be unreasonably withheld. Thereafter, and not later than five (5) days prior to the due date of such estimated income Tax payment, NRGY shall pay to Acquirer the amount of any such excess.

(B) Not later than twenty (20) days prior to the due date of any income Tax Return covering a Pre-Contribution Closing Tax, Acquirer shall deliver to NRGY for its review a copy of such income Tax Return and a statement calculating the amount by which the Pre-Contribution Closing Tax reflected on such income Tax Return is greater than or less than the Reserved Taxes and the amount of any payments paid by NRGY to Acquirer with respect to estimated income Tax payments of such Pre-Contribution Closing Tax pursuant to Section 5.12(a)(i)(A), which amount of estimated income Tax payments shall be treated as a credit against Pre-Contribution Closing Tax owed to Acquirer by the Contributor Parties. Acquirer shall make or cause to be made such changes in such income Tax Returns or such statement as NRGY may reasonably request, which changes shall be subject to Acquirer’s approval, which shall not be unreasonably withheld. Not later than five (5) days prior to the due date of such income Tax Return, NRGY shall pay to Acquirer (or Acquirer shall pay to NRGY, if appropriate) the amount of such difference. Upon receipt thereof, Acquirer shall file or cause to be filed such income Tax Return and shall pay all income Taxes shown to be due thereon.

(ii) In the case of any Tax Return or Tax payment relating to any Pre-Contribution Closing Tax not addressed by Section 5.12(a)(i) (including any Withholding Taxes required to be paid after the Contribution Closing Date), Acquirer shall prepare and file such Tax Returns and pay such Taxes in a manner consistent with past practice (except as otherwise required by Law). As soon as practicable following the filing of such Tax Return and/or payment of such Tax, Acquirer shall deliver to NRGY a copy of such Tax Return or evidence of such payment and a statement calculating the amount by which the Pre-Contribution Closing Tax with respect to such Tax Return or such payment is greater than or less than the amount shown as a liability for such Tax and treated as an Assumed Liability on Schedule 2.4(a)(xvi). Not later than five (5) days following the receipt of such information, NRGY shall pay to Acquirer (or Acquirer shall pay to NRGY, if appropriate) the amount of such difference.

(b) Transfer Taxes. All excise, sales, use, stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement (the “Transfer Taxes”), shall be borne 50% by Acquirer and 50% by NRGY. Notwithstanding anything to the contrary in this Section 5.12, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed as soon as practical in connection with the Contribution Closing by the Party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such Party will provide such Tax Returns to the other Party for review prior to filing such Tax Returns. Upon the filing of Tax Returns in connection with Transfer Taxes, the filing Party shall provide the other Party with evidence satisfactory to the other Party that such Transfer Taxes have been filed and paid. Any amounts owed by a Party pursuant to this Section 5.12(b) shall be paid within five (5) days of receipt of such evidence that such Transfer Taxes have been filed and paid.

(c) Cooperation on Tax Matters.

(i) Acquirer and the Contributor Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes related to the transactions pursuant to this Agreement, the Acquired Assets or the Propane Group Entities. Such cooperation shall include the retention until the later of (A) seven (7) years from the Contribution Closing Date or (B) the expiration of the relevant statute of limitations and (upon the other Party’s request) the provision of records and information in such Party’s possession that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on the basis of reasonable best efforts to provide additional information and explanation of any material provided hereunder. Prior to the destruction or discarding of any books and records with respect to Tax matters pertinent to the Acquired Assets or the Propane Group Entities relating to any taxable period beginning on or before the Contribution Closing Date, each Party shall give the other Party reasonable written notice and, if the other Party so requests, shall itself allow, or cause the Propane Group Entities to allow the other Party to take, possession of such books and records. In connection with any audit, litigation or other proceeding with respect to Taxes related to the Acquired Assets or the Propane Group Entities for taxable periods beginning on or before the Contribution Closing Date, Acquirer and NRGY shall promptly notify each other upon receipt by such Party of written notice of any inquiries, claims, assessments, audits, or similar events. Except as provided below, Acquirer shall have sole control of the conduct of all such audit, litigation or other proceedings with respect to Taxes related to the Acquired Assets or the Propane Group Entities for periods beginning on or before the Contribution Closing Date, including any settlement or compromise thereof; provided, however, Acquirer shall keep the Contributor Parties reasonably informed of the progress of any such audit, litigation or other proceeding and shall not affect any such settlement or compromise with respect to which any Contributor Party is liable pursuant to Section 8.1(c) without obtaining such Contributor Party’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed. With respect to any such audit, litigation or other proceedings with respect to Taxes for which the Contributor Parties may be required to indemnify Acquirer pursuant to Section 8.1(c), the Contributor Parties shall be entitled, at the expense of the Contributor Parties, to attend and participate in all conferences, meetings and proceedings relating to such Tax claim and may control and assume the defense of such Tax claim in accordance with and subject to the conditions set forth in Section 8.4(c); provided, however, that the Contributor Parties shall not affect any settlement or compromise of such Tax claim regarding the Acquired Assets or the Propane Group Entities without Acquirer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) Acquirer and Contributor Parties further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed as a result of the transactions contemplated hereby or for any taxable period beginning on or before the Contribution Closing Date.

(d) Tax Statements and Information.

(i) On or before the fifteenth (15th) day of March of each year that NRGY (or one of its Affiliates) is a partner in Acquirer, Acquirer shall cause NRGY (or its Affiliates and designees) to be furnished with all information reasonably necessary or appropriate to file such Person’s respective tax reports, including its Schedules K-1, apportionment schedules and a schedule of Acquirer’s book-tax differences for the immediately preceding tax year.

(ii) From time to time, for any taxable period that NRGY (or one of its Affiliates) is a partner in Acquirer, Acquirer shall furnish NRGY at NRGY’s expense with financial or tax information regarding Acquirer that is reasonably requested by NRGY (or its Affiliates and designees), including, (A) book and tax basis information for Acquirer’s assets sufficient to allow NRGY to satisfy its own obligations and make its own computations, allocations and adjustments under Sections 704(b), 704(c) and 754 of the Code, (B) reports of Acquirer’s gross income broken down by activity, and (C) reasonable access to service providers (including Acquirer’s accountants) of Acquirer.

(iii) By the earlier of (A) November 15, 2012 or (B) forty (40) days following the determination of the Allocation pursuant to Section 2.9, NRGY shall deliver to Acquirer a schedule of the tax basis of and amount of gain or loss realized (computed in a manner consistent with the Allocation) with respect to each of the assets contributed by NRGY and Inergy Sales to Acquirer at the Contribution Closing for Acquirer’s review and comment. NRGY and Acquirer shall work in good faith to resolve any disputes relating to such schedule as promptly as practicable.

Section 5.13 Books and Records; Financial Statements; Litigation.

(a) The Contributor Parties hereby consent to the inclusion or incorporation by reference of the Propane Group Audited Financial Statements in any registration statement, offering memorandum, report or other filing of Acquirer or any of its Affiliates as to which Acquirer or any of its Affiliates reasonably determines that such financial statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act. The Contributor Parties shall use reasonable best efforts to cause its independent accountants to consent to the inclusion or incorporation by reference of its audit opinion with respect to any of the financial statements of the Propane Group Entities in any such registration statement, report or other filing of Acquirer or its Affiliates, and the Contributor Parties shall use their reasonable best efforts to cause representation letters, in form and substance reasonably satisfactory to its independent accountants, to be executed and delivered to its independent accountants in connection with obtaining any such consent from its independent accountants.

(b) The Contributor Parties shall use their reasonable best efforts to cooperate with Acquirer in connection with the preparation by Acquirer of any pro forma financial statements of Acquirer or any of its Affiliates that are derived in part from the financial statements of the Propane Group Entities that Acquirer or its Affiliates reasonably determines are required to be included or incorporated by reference in any registration statement, report or other filing of Acquirer or its Affiliates to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act.

(c) The Contributor Parties shall provide access to their respective books and records as may be reasonably necessary for Acquirer or any of its Affiliates, or any of their respective advisors or Representatives, to conduct customary due diligence with respect to the financial statements of the Contributor Parties in connection with any offering of securities by Acquirer or any of its Affiliates or to enable an accounting firm to prepare and deliver a customary comfort letter with respect to financial information relating to the Contributor Parties.

(d) In connection with any offering, registration statement, offering memorandum, report or other filing by Acquirer or any of its Affiliates other than the Form S-1, the Offer to Exchange or arising out of the Registration Rights Agreement, Acquirer shall, and shall cause its Affiliates to promptly upon request by the Contributor Parties, reimburse the Contributor Parties for all reasonable and documented out-of-pocket costs (with no mark-up) incurred by the Contributor Parties in connection with the cooperation provided for in Sections 5.13(a)-(c) (such reimbursement to be made promptly and in any event within seven (7) Business Days of delivery of reasonably acceptable documentation evidencing such expenses).

(e) In the event and for so long as any Party actively is contesting or defending against any third-party Proceeding (other than any Proceedings in which Acquirer or any of its Affiliates, on the one hand, and the Contributor Parties or any of their Affiliates, on the other hand, are adverse parties) in connection with (i) the transactions contemplated by the Transaction Agreements or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Contribution Closing Date involving the Propane Business, each of the other Parties will and, as applicable, will cause its Affiliates to, cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably requested and necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party; provided, however, that nothing in this Section 5.13(e) shall limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Proceeding, and provided further that nothing in this Section 5.13(e) shall in any way limit or modify the obligations and rights of the Parties under Article VIII. Without limiting the generality of the preceding sentences, Acquirer agrees to cooperate with and provide NRGY and its Affiliates, without charge for doing so, reasonable access to and the right to make copies of the books and records of the Propane Group Entities and those relating to the Propane Business for the purposes of assisting NRGY and its Affiliates (a) in complying with the Contributor Parties’ obligations under this Agreement (including to comply with any indemnity obligations), (b) in preparing and delivering any accounting statements provided for under this Agreement and adjusting, prorating and settling the charges and credits provided for in this Agreement, (c) in owning or operating the Retained Assets, the Retained Propane Business Liabilities or the Other Retained Liabilities, (d) in asserting, defending or otherwise dealing with any claim or dispute, known or unknown, under this Agreement or with respect to Retained Assets, the Retained Propane Business Liabilities or the Other Retained Liabilities or (e) in asserting, defending or otherwise dealing with any claim or dispute by or against the Contributor Parties or their Affiliates relating to the Propane Business.

Section 5.14 Exchange Offer.

(a) As promptly as reasonably practicable following the later of the Execution Date and the filing of NRGY’s Form 10-Q for the quarter ended March 31, 2012, Acquirer shall prepare an offer to exchange relating to the issuance of the Exchange Notes pursuant to the Exchange Offer (including any amendments or supplements thereto, the “Offer to Exchange”) and as promptly as reasonably practicable thereafter commence the Exchange Offer. Acquirer shall also take any action required to be taken under any applicable state securities Laws in connection with the Exchange Offer, and NRGY shall furnish all information concerning NRGY and the holders of NRGY Notes as may be reasonably requested in connection with any such action; provided, however, that Acquirer shall not be required to qualify or register as a foreign entity or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or registered or where it would be subject to taxation as a foreign entity. No amendment or supplement to the Offer to Exchange will be made by Acquirer without NRGY’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing NRGY a reasonable opportunity to review and comment thereon. The Exchange Offer will comply in all material respects with all applicable requirements of the federal securities laws, and the Offer to Exchange will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the completion of the Exchange Offer any information relating to Acquirer or NRGY, or any of their respective Affiliates, officers or directors, is discovered by Acquirer or NRGY which should be set forth in an amendment or supplement to the Offer to Exchange, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly circulated to the holders of NRGY Notes.

(b) Acquirer shall use its commercially reasonable efforts to complete the Exchange Offer. Acquirer may not amend, supplement, modify or waive any terms and conditions of the Exchange Offer, or extend, terminate or withdraw the Exchange Offer, without NRGY’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c) Acquirer shall keep NRGY informed with respect to all material activity concerning the status of the Exchange Offer and, without limiting the generality of the foregoing, will promptly provide to NRGY all reports issued by the exchange agent for the Exchange Offer as to the principal amounts of NRGY Notes tendered pursuant to the Exchange Offer.

(d) NRGY shall cause the appropriate Representatives of the applicable members of the Propane Group Entities to execute and deliver any definitive documents or other certificates or documents as may be reasonably requested by Acquirer for delivery at the consummation of the Exchange Offer.

(e) Acquirer shall, and shall cause its Affiliates to, (i) promptly upon request by the Contributor Parties, reimburse the Contributor Parties for all reasonable and documented out-of-pocket costs (with no mark-up) incurred by the Contributor Parties in connection with the cooperation provided for in Section 5.14(d) (such reimbursement to be made promptly and in any event within seven (7) Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and (ii) indemnify and hold harmless the Contributor Parties and their respective Affiliates and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Exchange Offer arising out of any information utilized in connection therewith provided by Acquirer. All non-public or otherwise confidential information regarding the Propane Business obtained by Acquirer, its Affiliates or their respective Representatives pursuant to this Section 5.14 shall be kept confidential in accordance with Section 5.9, except that Acquirer shall be permitted to disclose such information to rating agencies to the extent necessary in connection with the Exchange Offer.

(f) Acquirer shall deliver, or cause to be delivered by the exchange agent for the Exchange Offer, to NRGY on or prior to the Settlement Date, the letters of transmittal and consent submitted by holders of the NRGY Notes pursuant to the Exchange Offer.

Section 5.15 Resignations. At or prior to the Contribution Closing, the Contributor Parties will cause the representatives, officers and directors (and equivalents) of the Propane Group Entities to resign or be removed from all representative, officer and director positions (and equivalents) as of the Contribution Closing Date.

Section 5.16 Names and Marks.

(a) Acquirer hereby acknowledges that all right, title and interest in and to the “INERGY” and “INERGY PROPANE” names, together with all variations and acronyms thereof and all trademarks, service marks, Internet domain names, trade names, trade dress, logos, slogans, company names and registrations and applications for registrations thereof, and other identifiers of source or goodwill, containing or incorporating any of the foregoing (collectively, the “Retained Names and Marks”) are owned by the Contributor Parties or their respective Affiliates, and that, except as expressly provided below, any and all rights of Acquirer, the Propane Group Entities or their respective Affiliates to use the Retained Names and Marks shall terminate as of the Contribution Closing, and shall immediately revert to the Contributor Parties, along with any and all goodwill associated therewith. Acquirer further acknowledges that neither Acquirer, its Affiliates, nor the Propane Group Entities or their respective Subsidiaries shall have any rights, or are acquiring any rights to use the Retained Names and Marks, except as expressly provided herein.

(b) Acquirer and its Subsidiaries shall, for a period of three (3) years after the Contribution Closing Date, be entitled to use, solely in connection with the operation of the Acquired Assets and the Propane Business, the Retained Names and Marks, in substantially the same manner as said names and marks were used by the Acquired Assets or the Propane Business prior to such date (including in the names of the Propane Group Entities), after which period Acquirer shall, and shall cause its Subsidiaries (including the Propane Group Entities) to, cease using the Retained Names and Marks. During such three (3) year period, Acquirer and its Subsidiaries shall use their commercially reasonable efforts to remove the Retained Names and Marks from signs, Tangible Property labels and other indicia visible to the public as soon as reasonably practical.

(c) As soon as reasonably practical following the Contribution Closing Date and for a period of three (3) years thereafter, NRGY shall cause the Internet domain www.inergypropane.com to consist of a single web page, containing (with appropriate explanation) (i) a link to www.suburbanpropane.com (or any successor thereto), and (ii) a link to www.inergylp.com (or any successor thereto of which Acquirer is notified by NRGY). Acquirer shall, as soon as reasonably practical following the date hereof, propose the layout and wording of such page to NRGY, for NRGY’s prior consent, which consent shall not be unreasonably withheld or delayed, and NGRY shall thereafter promptly cause such page to be posted on such domain. For an additional two (2) year period following the three (3) year period described herein, NRGY shall cause the Internet domain www.inergypropane.com to consist of a single web page, containing a link to www.inergylp.com (or any successor thereto). NRGY shall renew and/or maintain as applicable, ownership of the domain name registration of the www.inergypropane.com Internet domain with the appropriate domain registrars for a period of at least five (5) years following the Contribution Closing Date.

(d) As soon as reasonably practical following the Contribution Closing Date and for a period of three (3) years thereafter, NRGY shall cause (i) the “INERGY” trademark (and associated logo) to be removed from all pages of the www.inergypropanenypadiv.com website, (ii) a link to www.suburbanpropane.com (or any successor thereto) to be added to the homepage of the www.inergypropanenypadiv.com website, and (iii) an express reference to the historical fact that the business described therein, was previously conducted under the Retained Names and Marks but is no longer affiliated with the Contributor Parties, to be added to the www.inergypropanenypadiv.com homepage. Acquirer shall, as soon as reasonably practical following the date hereof, propose the layout and wording of such page to NRGY, for NRGY’s prior consent, which consent shall not be unreasonably withheld or delayed, and NGRY shall thereafter promptly cause such page to be posted on such domain. For an additional two (2) year period following the three (3) year period described herein, NGRY shall cause the Internet domain www.inergypropanenypadiv.com to consist of a single blank web page. NRGY shall renew and/or maintain as applicable, ownership of the domain name registration of the www.inergypropaneypadiv.com Internet domain with the appropriate domain registrars for a period of at least five (5) years following the Contribution Closing Date.

(e) In no event shall Acquirer, the Propane Group Entities or their respective Affiliates, register or attempt to register the Retained Names and Marks or any confusingly similar trade names, trademarks or service marks, or cause the Retained Names and Marks or any confusingly similar trade names, trademarks or service marks to be registered in any country, state or other jurisdiction. Acquirer, its Affiliates and the Propane Group Entities agree not to attack or contest or assist others in attacking or contesting the Retained Names and Marks or the Contributor Parties’ rights in the Retained Names and Marks. Notwithstanding anything in this Agreement to the contrary, Acquirer hereby acknowledges that in the event of any breach or threatened breach of this Section 5.16, the Contributor Parties, in addition to any other remedies available, shall be entitled to seek a preliminary injunction, temporary restraining order or other equivalent relief restraining Acquirer, the Propane Group Entities or any of their respective Affiliates from any such breach or threatened breach.

(f) Notwithstanding anything to the contrary in this Agreement, Acquirer shall have the right to: (i) keep records and other historical or archived documents containing or referencing the Retained Names and Marks and (ii) refer to the historical fact that the Acquired Assets and the Propane Business were previously conducted under the Retained Names and Marks; provided, however, that with respect to any such reference, Acquirer shall make explicit that the Acquired Assets, the Propane Group Entities and the Propane Business are no longer affiliated with the Contributor Parties.

Section 5.17 Updates. The Contributor Parties, on the one hand, and Acquirer, on the other hand, may, prior to the Contribution Closing Date, deliver to the other Parties modifications, changes or updates to (a) the Contributor Disclosure Schedule or the Acquirer Disclosure Schedule, as applicable, in order to disclose or take into account facts, matters or circumstances which arise or occur between the Execution Date and the Contribution Closing Date and which, if existing or occurring as of the Execution Date, would have been required to be set forth or described in such Disclosure Schedule and (b) Schedule 3.15(a) of the Contributor Disclosure Schedule to include contracts entered into prior to the Execution Date but not included in the original of such schedule (all of the foregoing, the “Post-Signing Information”). Such Post-Signing Information provided to Acquirer in accordance with this Section 5.17 (a) shall not be deemed to modify any representation, warranty or covenant made in this Agreement for purposes of Section 6.2, Section 6.3 or Article VIII, (b) shall not be deemed to cure any breach of representation, warranty or covenant made in this Agreement and (c) shall not reduce any indemnification obligations arising under Article VIII. The Contributor Parties shall use commercially reasonable efforts to provide to Acquirer, by the earlier of the Contribution Closing Date or sixty (60) days after the Execution Date, a list of all propane tanks or cylinders with a capacity of 100 pounds or greater that are (1) owned by any Propane Group Entity, (2) leased to a customer of the Propane Business and (3) located on such customer’s premises.

Section 5.18 Insurance. From and after the Contribution Closing Date, the Acquired Assets and the Propane Group Entities shall cease to be insured by the insurance policies of NRGY or its Affiliates or by any of NRGY’s self-insured programs, except with respect to the Other Retained Liabilities and the Retained Propane Business Liabilities. For the avoidance of doubt, NRGY shall retain all rights to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs in connection with the Other Retained Liabilities and the Retained Propane Business Liabilities; provided, however, that NRGY shall not (a) amend, terminate or eliminate any of its insurance policies or programs with respect to which any claim has been made, but not settled, with respect to the Acquired Assets or any Propane Group Entity on or prior to the Contribution Closing Date or (b) amend, terminate or eliminate any occurrence-based insurance policies, but will retain such policies for a period equal to the applicable statute of limitations. The Contributor Parties shall provide, at the sole cost and expense of Acquirer, such assistance as Acquirer may reasonably request between the Execution Date and the Contribution Closing to assist Acquirer and the Propane Group Entities in obtaining insurance policies and programs with respect to the Acquired Assets and the Propane Business at the Contribution Closing. Prior to the Contribution Closing, NRGY shall, and shall cause its Affiliates to, notify its insurance carriers of any claims or potential claims that, to the Knowledge of the Contributor Parties, (A) Inergy Sales has with respect to the Acquired Assets arising on or prior to the Contribution Closing Date or (B) the Propane Group Entities have with respect to incidents occurring on or prior to the Contribution Closing Date.

Section 5.19 Release from Credit Support Instruments. At or prior to the Contribution Closing, Acquirer shall use reasonable best efforts to, and shall cause its Affiliates to use reasonable best efforts to, secure the unconditional release, as of the Contribution Closing Date, of any NRGY Entity from the credit support instruments set forth in Schedule 5.19 of the Contributor Disclosure Schedule (the “Credit Support Instruments”), including effecting such release by providing guarantees or other credit support, and Acquirer shall use reasonable best efforts to, and shall cause its Affiliates to use reasonable best efforts to, be substituted in all respects for each NRGY Entity that is party to the Credit Support Instrument, so that the Suburban Entities shall be solely responsible for the obligations of such Credit Support Instrument, only with respect to the Acquired Assets and the Propane Business, from and after the Contribution Closing Date; provided, however, that in no event shall reasonable best efforts require Acquirer or its Affiliates to agree (a) to make any payment to obtain such release (other than ordinary processing or administrative fees), (b) to change the terms of any Contract to which such credit support applies in any manner that is adverse to Acquirer or any of its Affiliates or (c) to any restriction in the operations of their respective businesses. All costs and expenses incurred in connection with the release or substitution of the Credit Support Instruments shall be borne by Acquirer. To the extent Acquirer is unable to obtain release for any Credit Support Instrument prior to the Contribution Closing, Acquirer shall indemnify the NRGY Entities for any and all Losses arising from or relating to the Credit Support Instruments, other than Losses arising from Retained Propane Business Liabilities and the Other Retained Liabilities. In the event that any Credit Support Instrument has not been terminated and the applicable NRGY Entity has not been released as of the Contribution Closing Date, such NRGY Entity shall be permitted to terminate such Credit Support Instrument as promptly as possible under the terms of such Credit Support Instrument; provided, however, that the termination of such Credit Support Instrument does not result in termination or a material change to the Contract to which such credit support applies, except in connection with the end of any primary or renewal term of any such Contract or Credit Support Instrument. Nothing in this Section 5.19 shall be deemed to release any NRGY Entity from the obligations of any Credit Support Instrument relating to the Retained Propane Business Liabilities or the Other Retained Liabilities.

Section 5.20 Filing of Form S-1; Other Actions.

(a) No later than five (5) Business Days after the filing of NRGY’s Form 10-Q for the quarter ended March 31, 2012, Acquirer shall file with the SEC a registration statement on Form S-1 relating to the distribution of Suburban Common Units by NRGY in the Spin-Off (including any amendments or supplements thereto, the “Form S-1”). Acquirer shall use its reasonable best efforts to have the Form S-1 declared effective under the Securities Act within 180 days after the Contribution Closing Date and to keep the Form S-1 effective as long as necessary to consummate the Spin-Off and the other transactions contemplated hereby. Acquirer shall also take any action required to be taken under any applicable state securities Laws in connection with the Spin-Off, and NRGY shall furnish all information concerning NRGY and the NRGY Unitholders as may be reasonably requested in connection with any such action; provided, however, that Acquirer shall not be required to qualify or register as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or registered or where it would be subject to taxation as a foreign corporation. No filing of, or amendment or supplement to, the Form S-1 will be made by Acquirer without NRGY’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing NRGY a reasonable opportunity to review and comment thereon. Acquirer or NRGY, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-1 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Suburban Common Units for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-1 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Spin-Off any information relating to Acquirer or NRGY, or any of their respective Affiliates, officers or directors, is discovered by Acquirer or NRGY which should be set forth in an amendment or supplement to the Form S-1, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC.

(b) Acquirer shall provide access to its books and records as may be reasonably necessary for the Contributor Parties or any of their Affiliates, or any of their respective advisors or Representatives, to conduct customary due diligence with respect to the financial statements of the Suburban Entities and other information concerning the Suburban Entities contained in or incorporated by reference into the Form S-1 or to enable an accounting firm to prepare and deliver a customary comfort letter with respect to financial information relating to the Suburban Entities. Acquirer shall use reasonable best efforts to cause their independent accountants to provide any consent necessary to the filing of the Form S-1 and to deliver a customary comfort letter to NRGY with respect to financial information relating to the Suburban Entities contained in the Form S-1. Acquirer shall provide such customary representation letters as are necessary in connection therewith.

(c) The Contributor Parties shall use reasonable best effort to promptly deliver or cause to be delivered to Acquirer such information about the Acquired Assets and the Propane Group Entities as may be required under the Securities Act to be included in the Form S-1 (by furnishing such information in writing), and the Contributor Parties shall use reasonable best efforts to (i) provide, and shall cause their respective Subsidiaries, officers and employees to provide, reasonable cooperation in connection with the preparation of the Form S-1, including by permitting reasonable access to the auditors, auditor work papers, employees books and records and any financial data reasonably requested by Acquirer in connection therewith and (ii) cause their independent public accountants to provide any consent necessary for the filing of the Form S-1 and to deliver a customary comfort letter to Acquirer with respect to financial information relating to the Propane Group Entities contained in the Form S-1.

(d) NRGY shall take all action necessary in accordance with applicable Laws, the rules of the NYSE and the Organizational Documents of NRGY to duly give notice of the Spin-Off, and to declare a record date for such Spin-Off to occur as promptly as practicable after the Form S-1 is declared effective under the Securities Act.

(e) Each of NRGY and Inergy Sales agrees that during the period from the Contribution Closing Date until 180 days after the Contribution Closing Date (the “Holding Period”), at any meeting of the unitholders of Acquirer, however called, and at every adjournment or postponement thereof, it shall (A) appear at the meeting, or otherwise cause all Suburban Common Units held by it to be counted as present thereat for purposes of establishing a quorum, and (B) vote or cause all Suburban Common Units held by it to be voted in accordance with the recommendations of the board of supervisors of Acquirer. Notwithstanding anything to the contrary in this Agreement, neither Inergy nor Inergy Sales shall be required to vote, or to cause the Suburban Common Units held by each such entity to be voted, in accordance with the recommendations of the board of supervisors of Acquirer with respect to any matter requiring the approval or vote of the holders of Suburban Common Units, which matter if approved would adversely affect the rights, preferences and privileges of NRGY or Inergy Sales, as holders of Suburban Common Units, as compared to all other holders of Suburban Common Units, as a class.

(f) Each of NRGY and Inergy Sales agrees that during the Holding Period, it shall not Transfer any Suburban Common Units received as part of the Equity Consideration, except pursuant to the Spin-Off or, with respect to Inergy Sales, a distribution of the Inergy Sales Equity Consideration by Inergy Sales to NRGY.

(g) NRGY hereby consents to being named as an “underwriter” in the Form S-1.

Section 5.21 NYSE Listing. Acquirer shall use commercially reasonable efforts to cause the Suburban Common Units comprising the Equity Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective date of the Form S-1.

Section 5.22 Employees and Benefits.

(a) Prior to the Contribution Closing, NRGY shall cause the employment (including any employment agreements (common law or otherwise)) of all employees of Inergy Sales (“Inergy Sales Employees”) to be transferred to Inergy Propane. Except to the extent otherwise required by applicable Law, and except for (i) any employees (other than any union employees who do not participate in Propane Group Benefit Plans providing health and welfare benefits) who are on a medical or other leave of absence from active employment as of the Contribution Closing Date (such employees, including any Inergy Sales Employees who are on a medical or other leave of absence from active employment as of the Contribution Closing Date, “Leave Employees”) and (ii) those employees whose names or positions are set forth on Schedule 5.22(a) of the Contributor Disclosure Schedule or the Acquirer Disclosure Schedule (the “Excluded Employees”) (all of whom shall on or prior to the Contribution Closing Date be transferred to NRGY, NRGY GP or one of their Affiliates other than the Propane Group Entities and remain employees of the NRGY Entities from and after the Contribution Closing Date), upon the Contribution Closing Date, all of the Propane Group Employees (including the Inergy Sales Employees) shall remain employees of the Propane Group Entities. For a period of at least six (6) months following the Contribution Closing Date, Acquirer agrees that it shall not reduce the base salary or wage paid to any Propane Group Employee or Transferred Leave Employee to a level that is less than the base salary (or the base wage rate) applicable with respect to such Propane Group Employee or Transferred Leave Employee as of the time immediately preceding the Contribution Closing Date (or, with respect to any Transferred Leave Employee, the date such employee returns to active service); provided, however, that, subject to Section 5.22(i), nothing contained in this section shall in any way limit Acquirer’s, any of its Subsidiaries’ or the Propane Group Entities’ rights to terminate the employment of any employee at any time following the Contribution Closing Date. Acquirer agrees that upon a Leave Employee’s return to active service with the Propane Business, the Propane Group Entities or one of their Affiliates will offer employment (at the same base salary or hourly wage as was in effect prior to the applicable employee’s leave of absence) to such Leave Employee, provided, however, that, except with respect to Leave Employees on military leave as of the Contribution Closing Date, Acquirer’s obligation to offer employment to returning Leave Employees shall apply only with respect to Leave Employees who return to active service with the Propane Business within six months after the initial date of commencement of such Leave Employee’s leave of absence. The foregoing provisions of this Section 5.22(a) shall be subject to the terms of, and shall not apply to the extent prohibited by, any collective bargaining agreement that may apply with respect to a particular Leave Employee, provided that, notwithstanding any provision of this Agreement to the contrary, NRGY, NRGY GP and their Affiliates (other than the Propane Group Entities) shall retain all Liabilities with respect to, and shall continue to provide health and welfare benefit coverage to, any such Leave Employee until such Leave Employee becomes a Transferred Leave Employee in accordance with the last sentence of this Section 5.22(a). Leave Employees who return to active service with the Propane Group Entities or one of their Affiliates within the time period required by this Section 5.22(a) and become employed by the Propane Group Entities or their Affiliates upon their return to active service shall hereinafter be referred to as “Transferred Leave Employees.”

(b) Prior to the Contribution Closing, NRGY shall cause the Select Propane Benefit Plans set forth on Schedule 5.22(b) of the Contributor Disclosure Schedule (the “Excluded Benefit Plans”) to be transferred to NRGY, NRGY GP or one of their Affiliates other than the Propane Group Entities. Effective as of 12:01 am Eastern time on the day after the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), each Propane Group Employee and Transferred Leave Employee shall be eligible to participate in the employee benefit plans provided by Acquirer and its Affiliates (the “Suburban Benefit Plans”) on the same terms and conditions as similarly situated employees of Acquirer and its Affiliates. The Propane Group Employees and Transferred Leave Employees shall receive credit for service with the Propane Group Entities and their Affiliates prior to the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service) for purposes of eligibility, vesting and benefit accruals under all Suburban Benefit Plans made available to them to the same extent such credit would be recognized under any comparable Propane Group Benefit Plan; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof.

(c) NRGY shall cause the Inergy Companies 401(k) Retirement Plan (the “NRGY 401(k) Plan”) to fully vest each Propane Group Employee and Transferred Leave Employee as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). Each Propane Group Employee and Transferred Leave Employee participating in the NRGY 401(k) Plan as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service) shall cease such participation on such date and shall be given the opportunity to elect to receive a distribution of their account balance or “rollover” such account balance (in cash, but, if permitted by Acquirer in its sole discretion, including any promissory notes for associated participant loans) to Acquirer’s 401(k) plan, subject to and in accordance with the terms and conditions of such plan and applicable Law. Acquirer, Suburban GP, NRGY and NRGY GP shall reasonably cooperate in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those Propane Group Employees and Transferred Leave Employees who elect to rollover their account balances directly into Acquirer’s 401(k) plan.

(d) Provided that NRGY complies with its obligations under this Section 5.22(d) and the information described herein is provided to Acquirer, Acquirer shall use commercially reasonable efforts to cause Acquirer’s or its Affiliates medical and dental plans covering the Propane Group Employees and Transferred Leave Employees after the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service) (the “Suburban Medical Plans”) to recognize any out-of-pocket medical and dental expenses incurred by each of the Propane Group Employees and Transferred Leave Employees and their eligible dependents prior to the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service) and during the calendar year in which the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service) occurs for purposes of determining deductibles under the Suburban Medical Plans. As soon as practicable after, but no later than thirty (30) days following, the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), NRGY shall use its commercially reasonable efforts to cause its third-party benefits administrator to, provide Acquirer a schedule in writing detailing each Propane Group Employee’s and Transferred Leave Employee’s claims made and deductibles paid with respect to the Propane Group Benefit Plans providing medical and dental benefits as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). In addition, Acquirer shall use commercially reasonable efforts to cause the Suburban Medical Plans to waive all eligibility waiting periods, evidence of insurability requirements and preexisting condition limitations with respect to the Propane Group Employees and Transferred Leave Employees and their eligible dependents to the extent they did not apply under the comparable Propane Group Benefit Plan.

(e) Except to the extent otherwise required by applicable Law, Acquirer shall assume and honor, or shall cause its relevant Affiliates to assume and honor, all liabilities for all earned or accrued but unused vacation and other paid time off benefits of the Propane Group Employees and Transferred Leave Employees with the Propane Group Entities (or, with respect to Transferred Leave Employees, NRGY and its Affiliates) as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). As soon as reasonably practicable on or following the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), but no later than ten (10) Business Days, NRGY shall provide Acquirer a schedule in writing detailing each such Propane Group Employee’s and Transferred Leave Employee’s earned or accrued vacation and other paid time off that has been used from January 1, 2012 through and including the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). During the balance of the calendar year 2012 following the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), if any, the Propane Group Employees and Transferred Leave Employees shall be eligible for vacation and other paid time off benefits under the terms of the vacation and other paid time off benefit policies of NRGY and its Affiliates in effect as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). For the calendar year 2013 and each year thereafter, the Propane Group Employees and Transferred Leave Employees shall be eligible for vacation and other paid time off benefits under the terms of the vacation and other paid time off benefit policies of Acquirer and its Affiliates as in effect from time to time, in each case after giving credit for each such Propane Group Employee’s and Transferred Leave Employee’s service with NRGY in accordance with Section 5.22(b).

(f) Both before and after the Contribution Closing Date, NRGY shall be responsible for and discharge, and shall cause its relevant Affiliates to be responsible for and discharge, any workers’ compensation liabilities in respect of any Propane Business Personnel arising as a result of any action, omission, failure to act or other matter or thing that occurred or occurs on or prior to the Contribution Closing Date. Effective as of the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), Acquirer shall be responsible for and discharge, and shall cause its relevant Affiliates to be responsible for and discharge, all workers’ compensation liabilities in respect of Propane Group Employees and Transferred Leave Employees arising as a result of any action, omission, failure to act or other matter or thing that occurs after the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service).

(g) NRGY and Acquirer agree to coordinate the transition of NRGY’s health care flexible spending account plan (the “NRGY FSA Plan”) with respect to the Propane Group Employees as described in Situation 2 of IRS Revenue Ruling 2002-32. Acquirer agrees to establish and maintain, or make provision for, the establishment of a health care flexible spending account plan (the “Suburban FSA Plan”) applicable to the Propane Group Employees and the election by any such Propane Group Employee under the welfare benefit plans covering such Propane Group Employees immediately prior to the Contribution Closing Date shall be continued as an election as if made under Acquirer’s health care flexible spending account plan from the beginning of NRGY’s plan year. Acquirer’s health care flexible spending account plan shall provide for reimbursement of medical care expenses incurred by the Propane Group Employees at any time during NRGY’s plan year, excluding claims incurred and paid prior to the Contribution Closing Date, which shall remain the responsibility of NRGY, up to the amount of the applicable Propane Group Employees’ election and reduced by amounts previously reimbursed by NRGY. As soon as reasonably practicable after, but no later than thirty (30) Business Days following, the Contribution Closing Date, NRGY shall provide Acquirer a schedule in writing with each Propane Group Employee’s health care flexible spending account election for the plan year that includes the Contribution Closing Date and the amount of each Propane Group Employee’s periodic salary reductions and the expense reimbursements provided to the Propane Group Employees under the NRGY FSA Plan, if any, on a claim by claim basis, as of the Contribution Closing Date. If, as of the Contribution Closing Date, the aggregate amount reimbursed to the Propane Group Employees under the NRGY FSA Plan for the plan year in which the Contribution Closing Date occurs exceeds the aggregate amount of contributions made by the Propane Group Employees to the NRGY FSA Plan for such plan year, then, as soon as reasonably practicable after the Contribution Closing Date, Acquirer or the Suburban FSA Plan shall pay to NRGY or the NRGY FSA Plan an amount in cash equal to such excess. As soon as practicable following the Contribution Closing Date, NRGY shall cause to be transferred to the Suburban FSA Plan an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under the NRGY FSA Plan made during the year in which the Contribution Closing Date occurs by the Propane Group Employees over the aggregate reimbursement payouts made for such year from such accounts to such employees. Acquirer shall cause such amounts to be credited to each such employee’s corresponding accounts under the Suburban FSA Plan in which such employees participate following the Contribution Closing Date. The foregoing provisions of this Section 5.22(g) shall apply mutatis mutandis with respect to any Transferred Leave Employees, provided that with respect to such employees, references in this Section 5.22(g) to the Contribution Closing Date shall be deemed to refer to the applicable employees date of hire after the Contribution Closing Date by Acquirer, the Propane Group Entities or any of their Affiliates.

(h) From and after the Contribution Closing Date, NRGY, NRGY GP or one of their Affiliates other than the Propane Group Entities shall remain responsible for all responsibilities and obligations for continuation coverage under COBRA (“COBRA Obligations”) for all individuals who are M&A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Section 54.4980B-9 of the Treasury Regulations) and any state continuation coverage requirements with respect to the Propane Business Personnel and their qualified beneficiaries.

(i) From and after the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service), each full-time (as determined by applying NRGY’s standards for such a determination for the first twelve months following the Contribution Closing Date) Propane Group Employee and Transferred Leave Employee shall be eligible to participate in Acquirer’s severance program maintained for similarly situated employees of Suburban GP and its Affiliates as set forth on Schedule 5.22(i), which such program shall recognize credit for each full-time (as determined by applying NRGY’s standards for such a determination for the first twelve months following the Contribution Closing Date) Propane Group Employee’s or Transferred Leave Employee’s service with the Propane Group Entities, NRGY and their respective Affiliates, provided, however, that any Propane Group Employee or Transferred Leave Employee that does not execute a restrictive covenant and employee invention and confidentiality agreement per the same terms and conditions of similarly situated new hires of Acquirer and its Affiliates shall not be eligible to receive severance payments or benefits under Acquirer’s severance program described in this Section 5.22(i).

(j) Nothing herein express or implied by this Agreement shall (i) confer upon any Propane Group Employee, Leave Employee, Excluded Employee, dependent or beneficiary, or representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement, or (ii) be deemed to amend or restrict any authority to amend any employee benefit plan of NRGY, the Propane Group Entities, Acquirer or any of their respective Affiliates.

(k) NRGY and NRGY GP agree and acknowledge that NRGY, NRGY GP and their Affiliates other than the Propane Group Entities shall retain, assume and be solely responsible for and shall, following the Contribution Closing Date, indemnify and hold Acquirer and its Affiliates (including the Propane Group Entities) harmless for, any and all Liabilities (i) relating to or in connection with the employment (or termination thereof) of any Excluded Employees or Leave Employees (unless and until such Leave Employees become Transferred Leave Employees), except as expressly set forth in Section 5.22 or (ii) under, in connection with or relating to any Non-Assumed Plan or any other compensation or benefit plan, policy, program, agreement or arrangement at any time established, maintained, sponsored, administered or contributed to by NRGY, NRGY GP or any of their ERISA Affiliates (other than the Propane Group Entities), regardless of when any such Liability arises, is incurred, is reported or disclosed. For purposes of this Agreement, “Non-Assumed Plans” shall mean the Excluded Plans and any Propane Group Benefit Plan that is not a Select Propane Benefit Plan. Without limiting the foregoing, from and after the Contribution Closing Date, none of Acquirer, Suburban GP, any of their Affiliates or any Propane Group Entity shall have any Liability for any claims with respect to Propane Group Employees or Transferred Leave Employees that relate to, arise or are incurred in connection with service on or prior to the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). Acquirer agrees that except as expressly set forth in Section 5.22, none of NRGY, NRGY GP or any of their Affiliates shall have any Liability for any claims with respect to Propane Group Employees or Transferred Leave Employees that relate to, arise or are incurred in connection with service after the Contribution Closing Date (or, with respect to Transferred Leave Employees, the date such employee returns to active service). For purposes hereof, the date on which a benefit claim is incurred will be: (i) in the case of a death claim, the date of death; (ii) in the case of a short term disability claim or long term disability claim or a life insurance premium waiver claim, the date of the first incidence of disability, illness, injury or disease that first qualifies an individual for benefits or to commence a qualifying period for benefits; (iii) in the case of health care benefits, including, without limitation, dental and medical treatments, the date of treatment or the date of purchase of eligible medical or dental supplies; and (iv) in the case of a claim for drug or vision benefits, the date the prescription was filled.

(l) The Contributor Parties shall notify any labor unions associated with the Propane Business Personnel of the transactions contemplated by this Agreement within the time periods required by any collective bargaining agreements.

(m) Within ten (10) days after the date hereof, NRGY, NRGY GP, Inergy Sales, Inergy Propane or their Affiliates, as applicable, shall provide to Acquirer a schedule setting forth the name of each Propane Business Personnel and, with respect to each such Person, (a) such individual’s annualized base salary or pay rate as of the date of this Agreement (together with such individual’s hourly wage, if applicable, and pay rate per pay period); (b) job title and/or job category; (c) the location of such individual’s principal place of employment or service (including which state and local employment and withholding taxes apply); (d) each individual’s date of hire or engagement number of years of credited service under the Propane Group Benefit Plans, as applicable; (e) whether the individual is in active service or on a leave of absence; (f) employee identification number; (g) whether or not the individual is represented by a union or bargaining or other representative (and if so, the applicable union or representative), (h) whether the individual is full time or part time; and (i) whether the individual is regular or seasonal. NRGY and NRGY GP shall use commercially reasonable efforts to provide the following information to Acquirer within a reasonable period of time prior to the Contribution Closing Date: (w) such Person’s workers’ compensation code; (x) the number of hours of vacation and sick-time which such individual has accrued as of the relevant date (y) whether or not the individual is classified as exempt under the Fair Labor Standards Act; and (z) for each individual on a medical or other leave of absence, the date of leave commencement and expected return date. In addition, within a reasonable period of time after requested, NRGY, NRGY GP, Inergy Sales, Inergy Propane or their Affiliates, as applicable, shall provide to Acquirer such additional information with respect to the Propane Business Personnel or their compensation or benefits as Acquirer may reasonably request from time to time.

(n) The Parties acknowledge that certain employees may continue to hold options to purchase common units in NRGY (“NRGY Options”) following the Contribution Closing Date and that such employees may continue to be entitled to exercise such options following the Contribution Closing Date in accordance with the terms thereof. Without limiting Section 5.22(k), NRGY and NRGY GP agree that NRGY or NRGY GP shall promptly notify Acquirer immediately upon any exercise of (or any other disposition or occurrence with respect to) any NRGY Option by any Propane Group Employee or Leave Employee and that NRGY or NRGY GP shall be solely responsible for and shall promptly pay and satisfy any and all Liabilities (including all tax withholding obligations and Liabilities for employment taxes) incurred in connection with any NRGY Option exercise or other disposition or occurrence, as applicable. Without limiting the foregoing, from and after the Contribution Closing Date, NRGY and NRGY GP shall indemnify, hold harmless and reimburse Acquirer and its Affiliates, including the Propane Group Entities, for any and all Liabilities incurred by Acquirer and its Affiliates, including the Propane Group Entities in connection with any NRGY Options.

(o) The parties acknowledge that NRGY, NRGY GP, Acquirer, the Propane Group Entities and their respective Affiliates intend to and shall, in connection with the transactions contemplated by this Agreement, comply with all applicable labor and other Laws (including any of their respective applicable bargaining obligations) with respect to the Propane Business Personnel that are covered by the collective bargaining agreements set forth in Schedule 3.19(k) of the Contributor Disclosure Schedule.

Section 5.23 Intercompany Arrangements.

(a) Except as set forth in Schedule 5.23(a) of the Contributor Disclosure Schedule, prior to the Contribution Closing, the Contributor Parties shall cause any Contract that is referenced in Schedule 3.15(a) of the Contributor Disclosure Schedule in response to Section 3.15(a)(i), to be terminated or otherwise amended to exclude any of the Propane Group Entities as a party thereto.

(b) At or prior to the Contribution Closing, all Intercompany Indebtedness between the Propane Group Entities, on the one hand, and the Contributor Parties and their Affiliates (other than the Propane Group Entities), on the other hand, shall be repaid and settled (including, if necessary, through a contribution to capital).

Section 5.24 Consent to Credit Agreement. At or prior to the Contribution Closing, Acquirer shall use reasonable best efforts to take, or cause to be taken, all actions and use reasonable best efforts to do, or cause to be done, all things necessary, proper and advisable to obtain any consent necessary pursuant to the terms of the Credit Agreement in order to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 5.25 Cash at Closing. At least five (5) days prior to the Contribution Closing Date, NRGY will provide to Acquirer a schedule showing NRGY’s calculation of the cash to be paid to or by Acquirer, as the case may be, under Section 2.4(a)(xvi).

Section 5.26 Release. From and after the Contribution Closing Date, each Contributor Party, on behalf of itself and each of its Affiliates (excluding the Propane Group Entities) hereby releases and forever discharges the Propane Group Entities, and each of their respective individual, joint or mutual, past, present and future officers, directors, employees, representatives and agents, successors and assigns (collectively, the “Releasees”) from any and all claims, demands, actions, obligations, contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Contributor Parties or any of their respective Affiliates (other than the Propane Group Entities) now has, have ever had or may hereafter have against the respective Releasees arising prior to or contemporaneously with the Contribution Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Contribution Closing Date, whether pursuant to their respective Organizational Documents, contract or otherwise and whether or not relating to claims pending on, or asserted after, the Contribution Closing Date. Notwithstanding anything to the foregoing, nothing in this Section 5.26 shall (a) in any way limit or otherwise restrict any rights the Contributor Parties may have against Acquirer arising out of, relating to or in connection with this Agreement or the other Transaction Agreements and the transactions contemplated hereby or thereby or (b) release or discharge any such employee from any Liabilities arising out of or related to any fraud, bad faith, gross negligence or willful misconduct of such Releasee.

Section 5.27 Real Property; Tangible Property. From and after the Contribution Closing Date, should Acquirer discover any Title Defects with respect to any parcel of Owned Real Property or any item of Tangible Property arising from actions or inactions of the Contributor Parties or the Propane Group Entities prior to the Contribution Closing Date, and such Title Defects materially interfere with the conduct, operation or use of such Owned Real Property or Tangible Property as conducted, operated or used as of the Contribution Closing Date or prevents Acquirer’s or a Propane Group Entity’s sale of such Owned Real Property or Tangible Property after the Contribution Closing Date, then, in addition to any remedies provided to Acquirer under Article VIII, the Contributor Parties shall, at their sole expense and at the request of Acquirer, take all commercially reasonable actions to cure such defects.

Section 5.28 Extraordinary Transactions. From and after the Contribution Closing up to the third anniversary date of the Contribution Closing Date, neither NRGY or Acquirer shall (i) merge with or into another Person, (ii) sell, exchange, transfer (excluding pledges or mortgages entered into in the ordinary course) a majority of such party’s assets (determined on a consolidated basis) as of such time to a third party(ies) in a single transaction or series of related transactions, (iii) liquidate, (iv) declare any extraordinary dividend, or (v) effect any similar extraordinary transaction (any such action under clauses (i)—(v) referred to as an “Extraordinary Transaction”); provided, however, that if, following the consummation of the Extraordinary Transaction, the Party or its successor (but only if said successor expressly assumes the obligations of such Party under this Agreement and the other Transaction Documents) is expected to have (i) a tangible net worth determined in accordance with GAAP of at least $200 million or (ii) if the common equity of the Party or its successor will be publicly traded on the NYSE or Nasdaq Global Market, an equity market capitalization of at least $400 million, then in either case the covenant contained in this Section 5.28 shall be deemed satisfied.

Section 5.29 Dealer-Manager Agreement. Prior to the commencement of the Exchange Offer, NRGY shall enter into a dealer-manager agreement relating to the Exchange Offer that contains such representations, covenants, indemnities and other rights and obligations as are customary in dealer-manager agreements for an exchange offer of debt securities.

ARTICLE VI

CONDITIONS TO CONTRIBUTION CLOSING

Section 6.1 Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the Contribution Closing is subject to the satisfaction, on or prior to the Contribution Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a) Governmental Restraints. No order, decree, judgment, injunction or other legal restraint or prohibition of any Governmental Authority shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Agreements and no Proceeding by any Governmental Authority with respect to the transactions contemplated by the Transaction Agreements shall be pending that seeks to restrain, enjoin, prohibit or delay the transactions contemplated thereby.

(b) HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Transaction Agreements shall have expired or shall have been terminated.

(c) Exchange Offer. All conditions to the consummation of the Exchange Offer shall have been satisfied and not waived (other than with the prior written consent of the Parties), and the Exchange Offer may be consummated in accordance with applicable Law.

(d) NYSE Listing. The Suburban Common Units comprising the Equity Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-1. The Form S-1 shall have been declared effective by the SEC; provided, however, this condition shall be deemed satisfied if Acquirer has been advised (orally or in writing) to its satisfaction by the staff of the SEC that the staff will not object to the occurrence of the Contribution Closing (and the payment of the Equity Consideration as described herein) prior to the effectiveness of the Form S-1 and that such occurrence will not adversely affect (i) the processing of the Form S-1 by the SEC or (ii) the willingness of the SEC to declare the Form S-1 effective upon the resolution and clearance of all comments issued by the SEC in connection with its review of the Form S-1.

Section 6.2 Conditions to Obligations of Acquirer. The obligation of Acquirer to consummate the Contribution Closing is subject to the satisfaction, on or prior to the Contribution Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Acquirer (in Acquirer’s sole discretion):

(a) Representations and Warranties of Contributor Parties. The representations and warranties of the Contributor Parties (i) in Article III (other than those contained in Section 3.3(a), Section 3.3(b), Section 3.6 and Section 3.10(b)) (x) which are qualified by “material,” “materially” or “Material Adverse Effect” shall be true and correct in all respects as of the Contribution Closing Date as if remade on the Contribution Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), and (y) which are not qualified by “material,” “materially” or “Material Adverse Effect” shall be true and correct in all material respects as of the Contribution Closing Date as if remade on the Contribution Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such specific date), and (ii) in Section 3.3(a), Section 3.3(b), Section 3.6 and Section 3.10(b) shall be true and correct in all respects as of the Contribution Closing Date as if remade on the Contribution Closing Date.

(b) Performance. Each Contributor Party shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Contributor Party on or prior to the Contribution Closing Date.

(c) Contribution Closing Certificate. Acquirer shall have received from the Contributor Parties a certificate, dated as of the Contribution Closing Date, signed by a Responsible Officer of the Contributor Parties certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Contribution Closing Deliverables. The Contributor Parties shall have delivered or caused to be delivered (or be ready, willing and able to deliver or cause to be delivered) all of the Contribution Closing deliveries set forth in Section 2.4(a) and in the other documents contemplated by this Agreement.

(e) Dealer-Manager Agreement. NRGY shall have entered into a dealer-manager agreement relating to the Exchange Offer that contains such representations, covenants, indemnities and other rights and obligations as are customary in dealer-manager agreements for an exchange offer of debt securities.

(f) Auditor Consent. The Contributor Parties shall have delivered or caused to be delivered to Acquirer the consent of Ernst & Young LLP for the inclusion of its reports on the Propane Group Entities in any documents to be filed by Acquirer with the SEC in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

(g) NRGY Credit Agreement. All Liens on the Acquired Assets or the equity interests of a Propane Group Entity created, arising under or securing the NRGY Credit Agreement shall have been released by the lenders thereunder.

Section 6.3 Conditions to Obligations of Contributor Parties. The obligation of the Contributor Parties to consummate the Contribution Closing is subject to the satisfaction, on or prior to the Contribution Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Contributor Parties (in the Contributor Parties’ sole discretion):

(a) Representations and Warranties of Acquirer. The representations and warranties of Acquirer (i) in Article IV (other than those contained in Section 4.2, Section 4.5 and Section 4.8(a)) (x) which are qualified by “material,” “materially” or “Material Adverse Effect” shall be true and correct in all respects as of the Contribution Closing Date as if remade on the Contribution Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), and (y) which are not qualified by “material,” “materially” or “Material Adverse Effect” shall be true and correct in all material respects as of the Contribution Closing Date as if remade on the Contribution Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such specific date), and (ii) in Section 4.2, Section 4.5 and Section 4.8(a) shall be true and correct in all respects as of the Contribution Closing Date as if remade on the Contribution Closing Date.

(b) Performance. Acquirer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Acquirer on or prior to the Contribution Closing Date.

(c) Contribution Closing Certificate. The Contributor Parties shall have received a certificate, dated as of the Contribution Closing Date, signed by a Responsible Officer of Acquirer certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Contribution Closing Deliverables. Acquirer shall have delivered or caused to be delivered (or be ready, willing and able to deliver or cause to be delivered) all of the Contribution Closing deliveries set forth in Section 2.4(b) and in the other documents contemplated by this Agreement.

ARTICLE VII

TERMINATION RIGHTS

Section 7.1 Termination Rights. This Agreement may be terminated at any time prior to the Contribution Closing as follows:

(a) By mutual written consent of NRGY, on behalf of the Contributor Parties, and Acquirer;

(b) By either NRGY, on behalf of the Contributor Parties, or Acquirer if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree, injunction or judgment prohibiting the consummation of the transactions contemplated by this Agreement;

(c) By either NRGY, on behalf of the Contributor Parties, or Acquirer in the event that the Contribution Closing has not occurred on or prior to August 17, 2012 (the “End Date”); provided, however, that, if by the End Date, (i) the Contribution Closing has not occurred and (ii) the conditions set forth in Section 6.1 have not been satisfied, the End Date shall be extended by ninety (90) days, upon the election of either NRGY, on behalf of the Contributor Parties, or by Acquirer, in each case in its sole discretion; provided, further, that, if as of the End Date (as extended pursuant to the first proviso of this Section 7.1(c)), the conditions set forth in Section 6.1 have not been satisfied, the End Date shall be extended by an additional ninety (90) days, upon the election of either NRGY, on behalf of the Contributor Parties, or upon the election of Acquirer, in each case in its sole discretion; provided, further, that (1) NRGY may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Contribution Closing to occur is due to the failure of any Contributor Party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by such Contributor Party and (2) Acquirer may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Contribution Closing to occur is due to the failure of Acquirer to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by Acquirer;

(d) By Acquirer if Acquirer is not then in material breach of any provision of this Agreement and there shall have been a breach or inaccuracy of the Contributor Parties’ representations and warranties in this Agreement or a failure by a Contributor Party to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Contribution Closing Date, the failure of the conditions to the Contribution Closing set forth in Section 6.2(a) or Section 6.2(b), and such breach or failure cannot be cured or has not been cured within fifteen (15) days of the receipt by NRGY of written notice thereof from Acquirer; or

(e) By NRGY, on behalf of the Contributor Parties, if the Contributor Parties are not then in material breach of any provision of this Agreement and there shall have been a breach or inaccuracy of Acquirer’s representations and warranties in this Agreement or a failure by Acquirer to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Contribution Closing Date, the failure of the conditions to the Contribution Closing set forth in Section 6.3(a) or Section 6.3(b) and such breach or failure cannot be cured or has not been cured within fifteen (15) days of the receipt by Acquirer of written notice thereof from NRGY, on behalf of the Contributor Parties.

Section 7.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 7.1, all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 7.2, Section 8.1(e)(iii), Section 8.2(c), Section 8.5, Article IX, Article X, Section 5.5 and Section 5.7;

(b) In the event of the termination of this Agreement pursuant to Section 7.1, the Parties agree that for a period of one (1) year from and after the Execution Date, neither the Contributor Parties and their respective Affiliates, on the one hand, nor Acquirer and its Affiliates, on the other hand, shall solicit for employment any division presidents, field management level employees or district management level employees (or their counterparts) of the Propane Group Entities, in the case of Acquirer and its Affiliates, and of Acquirer, Suburban GP and their respective Subsidiaries, in the case of the Contributor Parties and their respective Affiliates with whom the Contributor Parties or Acquirer, as applicable, first came into initial contact as a result of negotiation of this Agreement while the same are still employed by that Person and for a period of six (6) months following the termination of such employment. The restrictions in the preceding sentence regarding the prohibition on solicitations shall not apply to any solicitation by way of general advertising, including general solicitations in any local, regional or national newspapers or other publications or circulars or on internet sites or any search firm engagement which is not directed or focused on employees of the Contributor Parties, Acquirer, Suburban GP or their respective Affiliates, as applicable.

(c) Except to the extent otherwise provided in this Section 7.2, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.

(d) If this Agreement and the transactions contemplated hereby are terminated pursuant to Section 7.1, each Party shall return or destroy all documents and other materials received from the other Parties relating to this Agreement and the transactions contemplated hereby, and all confidential information received by each Party with respect to any other Party shall be subject to the terms of the Confidentiality Agreement which shall survive the termination of this Agreement for a period of one (1) year thereafter.

(e) In the event that this Agreement is terminated by NRGY or Acquirer pursuant to Section 7.1(d) or Section 7.1(e), the Parties hereto shall be entitled to an action for money damages with respect to breaches of representations, warranties or covenants occurring prior to termination; provided, however, that such money damages, including consequential or indirect or punitive damages, shall not exceed $150,000,000.

(f) Notwithstanding any other provision in this Agreement, the Parties agree that if the Contribution Closing has not occurred on or prior to the End Date (as the same may be extended pursuant to Section 7.1(c)) due to the failure to satisfy the conditions set forth in Section 6.1, then the Parties shall have no Liability to each other under or relating to this Agreement.

ARTICLE VII

INDEMNIFICATION

Section 8.1 Indemnification by the Contributor Parties. Subject to the terms of this Article VIII, from and after the Contribution Closing (other than with respect to clause (e)(iii) below, which shall apply at all times), the Contributor Parties shall jointly and severally indemnify and hold harmless Acquirer and its Affiliates and their partners, members, managers, directors, officers, employees, consultants and permitted assigns (each, an “Acquirer Indemnitee”) from and against any Losses, whether or not involving a Third Party Claim, suffered by any such Acquirer Indemnitee and relating to:

(a) any breach or inaccuracy of the representations and warranties set forth in Article III (other than matters relating to any Unitholder Litigation of the Contributor Parties);

(b) any breach of any covenants or agreements of the Contributor Parties set forth in this Agreement;

(c) Excluded Taxes;

(d) Retained Propane Business Liabilities; and

(e) Any (i) Retained Asset, (ii) Non-Propane Business Liabilities, (iii) Unitholder Litigation of the Contributor Parties, (iv) Liabilities listed on Schedule 2.1(a)(iii) of the Contributor Disclosure Schedule, and (v) claims or potential claims of which the Contributor Parties are required to notify their insurance carriers under the last sentence of Section 5.18 (sub-clauses (i) through (v), collectively, the “Other Retained Liabilities”).

Section 8.2 Indemnification by Acquirer. Subject to the terms of this Article VIII, from and after the Contribution Closing (other than with respect to clause (c) below, which shall apply at all times), Acquirer shall indemnify and hold harmless the Contributor Parties and their Affiliates and their respective partners, members, managers, directors, officers, employees, consultants and permitted assigns (each, a “Contributor Indemnitee”) from and against any Losses, whether or not involving a Third Party Claim, suffered by any such Contributor Indemnitee and relating to:

(a) any breach or inaccuracy of the representations and warranties set forth in Article IV;

(b) any breach of any of the covenants or agreements of Acquirer set forth in this Agreement;

(c) any Unitholder Litigation of Acquirer; and

(d) the operation of the Propane Business following the Contribution Closing Date.

Section 8.3 Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this Article VIII or elsewhere in this Agreement, but subject to Section 7.2, the following terms shall apply to any claim for monetary damages arising out of this Agreement or related to the transactions contemplated hereby:

(a) Survival; Claims Period.

(i) The representations, warranties, covenants and agreements of the Parties under this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect until twenty four (24) months after the Contribution Closing Date; provided, however, that (A) the representations and warranties set forth in Section 3.1 (Organization; Qualification), Section 3.2 (Subsidiaries), Section 3.3 (Authority; Enforceability), Section 3.6 (Capitalization), Sections 3.7(a)-(c) (Ownership of Acquired Interests and Acquired Assets), Section 3.20 (Brokers’ Fee), Section 4.1 (Organization; Qualification), Section 4.2 (Authority; Enforceability; Valid Issuance), Section 4.5 (Capitalization) and Section 4.12 (Brokers’ Fee) (collectively, the “Fundamental Representations”) shall survive indefinitely, (B) the representations and warranties set forth in Section 3.18 (Taxes) and Section 4.11 (Taxes) and the indemnification set forth in Section 8.1(c) (Excluded Taxes) shall survive until ninety (90) days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof), (C) the obligations to indemnify and hold harmless with respect to the Losses set forth in Section 8.1(d) (Retained Propane Business Liabilities) and Section 8.2(d) (Liabilities of the Propane Business incurred after the Contribution Closing Date) shall survive until twenty four (24) months after the Contribution Closing Date, (D) the obligations to indemnify and hold harmless with respect to the Losses set forth in Section 8.1(e) (Other Retained Liabilities) and Section 8.2(c) (Unitholder Litigation relating to Acquirer) shall survive indefinitely and (E) except as provided in Section 8.3(a)(i)(C), any covenants or agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Contribution Closing Date shall survive until fully discharged. The date on which any such representation, warranty, covenant or agreement no longer survives in accordance with this Section 8.3(a)(i) is referred to herein as the “Expiration Date.”

(ii) No action for a breach of any representation, warranty, covenant or agreement contained herein (other than (x) the Fundamental Representations and (y) Losses relating to Section 8.1(e) (Other Retained Liabilities) or Section 8.2(c) (Unitholder Litigation)) shall be brought after the Expiration Date, except for claims of which a Party has received a Claim Notice setting forth in reasonable detail the claimed misrepresentation or breach of representation, warranty, covenant or agreement with reasonable detail, on or prior to the Expiration Date.

(b) Materiality. In determining whether a breach or inaccuracy of any representation or warranty made hereunder exists and in calculating the amount of indemnifiable Losses incurred by any Indemnified Party arising out of or relating to any such breach or inaccuracy, all qualifications relating to “materiality,” “material,” “Material Adverse Effect” (other than in Section 3.10(b), Section 4.8(a), Section 5.1(b)(xxvi)(C) and Section 5.1(d)(v)(C)) or any similar qualification, shall be disregarded.

(c) Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any Losses pursuant to Section 8.1 or Section 8.2 (as the case may be) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds an amount equal to $15,000,000 (the “Basket”), after which the Indemnifying Party shall be liable only for those Losses in excess of the Basket and (ii) the maximum aggregate amount of indemnifiable Losses which may be recovered from an Indemnifying Party under Section 8.1 or Section 8.2 (as the case may be) shall be an amount equal to $150,000,000; provided, however, that none of the limitations set forth in this Section 8.3(c) shall apply to Losses arising out of (A) the breach of any of the Fundamental Representations or the representations and warranties set forth in Section 3.18 (Taxes) or Section 4.11 (Taxes), (B) the breach of Section 2.5 or Section 5.12, or (C) for Claims pursuant to Section 8.1(c), Section 8.1(e), Section 8.2(c) or Section 8.2(d). No Person may recover more than once under this Article VIII in respect of any Loss.

(d) Minimum Claim. If any Claim or group of related Claims for indemnification by an Indemnified Party that is indemnifiable under Section 8.1 or Section 8.2 results in respective aggregate Losses to such Indemnified Party that do not exceed $250,000, such Losses shall not be deemed to be Losses under this Agreement, shall not be eligible for indemnification under this Article VIII and shall not be included in the calculations of limitation of Losses set forth in Section 8.3(c); provided, however, that no minimum claim amount shall apply with respect to (i) Losses arising out of the breach of any of the Fundamental Representations or the representations and warranties set forth in Section 3.18 (Taxes) or Section 4.11 (Taxes), (ii) Losses relating to any breaches of Section 2.5 or Section 5.12, or (iii) Losses relating to Section 8.1(c), Section 8.1(e), Section 8.2(c) or Section 8.2(d).

(e) Calculation of Losses. In calculating amounts payable to any Contributor Indemnitee or Acquirer Indemnitee (each such Person, an “Indemnified Party”) for a claim for indemnification hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant or agreement and shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses, net of any associated costs of expenses of recovery, and (ii) any prior actual recovery by the Indemnified Party from any Person with respect to such Losses.

(f) Waiver of Certain Damages. Notwithstanding any other provision of this Agreement, in no event shall any Party be liable to any other Party for punitive, remote or speculative damages of any kind or nature, regardless of the form of action through which such damages are sought, except for any such damages recovered by any third party against an Indemnified Party in respect of which such Indemnified Party would otherwise be entitled to indemnification pursuant to the terms hereof.

(g) Sole and Exclusive Remedy. From and after the Contribution Closing Date, except as otherwise provided in Section 9.4 of this Agreement, the remedies provided in this Article VIII shall be the sole and exclusive legal remedies of the Parties with respect to this Agreement and the transactions contemplated hereby.

Section 8.4 Indemnification Procedures.

(a) Each Indemnified Party agrees that promptly after it receives notice of any Third Party Claim against such Indemnified Party giving rise to a claim by it for indemnification pursuant to this Article VIII, such Indemnified Party must provide reasonably prompt written notice (a “Claim Notice”) to the indemnifying party (the “Indemnifying Party”) allegedly required to provide indemnification protection under this Article VIII specifying, in reasonable detail, the nature and basis for such Third Party Claim (e.g., the underlying representation, warranty, covenant or agreement alleged to have been breached) and the amount (to the extent that the nature and amount of such Third Party Claim is known or reasonably ascertainable at such time; provided, however, that such amount or estimated amount shall not be conclusive of the final amount, if any, of such Third Party Claim). Notwithstanding the foregoing, an Indemnified Party’s failure to send or delay in sending a Claim Notice of a Third Party Claim will not relieve the Indemnifying Party from liability hereunder with respect to such Third Party Claim except to the extent the Indemnifying Party is materially prejudiced by such failure or delay and except as is otherwise provided herein, including in Section 8.3(f).

(b) Unless the Indemnifying Party in good faith disputes, within five (5) Business Days following its receipt of the Claim Notice, in writing its obligation to indemnify an Indemnified Party hereunder against any Losses that may result from a Third Party Claim, and provides the reasons for such dispute, the Indemnifying Party will have the right, at such Indemnifying Party’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnified Party so long as such counsel is reasonably acceptable to the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to assume such defense if (1) the Indemnifying Party is also a Person against whom the Third-Party Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate, (2) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim or (3) the Third Party Claim is seeking injunctive relief. If the Indemnifying Party elects to assume the defense of any such Third Party Claim, it shall within thirty (30) days of its receipt of the Claim Notice, notify the Indemnified Party in writing of its intent to do so. If the Indemnifying Party assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (a) there is no finding or admission of any violation of Law or any violation of the rights of any Person; (b) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (c) the Indemnified Party shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If the Indemnifying Party assumes the defense of any such Third Party Claim, then the Indemnified Party will be entitled, at its own cost, to participate with the Indemnifying Party in the defense of any such Third Party Claim; provided, however, that the Indemnified Party shall have the right to employ its own separate counsel, at the cost and expense of the Indemnifying Party, if the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with one or more of the defenses or counterclaims alleged by the Indemnifying Party and which could be materially adverse to the Indemnifying Party, and in any such event the fees and expenses of such separate counsel shall be paid by the Indemnifying Party. If the Indemnifying Party assumes the defense of any such Third Party Claim but fails to diligently prosecute such Third Party Claim, or if the Indemnifying Party does not assume the defense of any such Third Party Claim, the Indemnified Party may assume control of such defense and in the event it is determined pursuant to the procedures set forth in Article IX that the Third Party Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Article VIII, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses). Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of the Third Party Claim (but will be entitled at its own cost to participate with the Indemnified Party in the defense of any such Third Party Claim) if the potential damages under the Third Party Claim could reasonably and in good faith be expected to exceed, in the aggregate when combined with all Third Party Claims previously made by the Indemnified Party to the Indemnifying Party under this Article VIII, the maximum amount the Indemnifying Party may be liable pursuant to Section 8.3(c); provided, however, that to the extent the Parties are not in agreement with respect to the calculation of potential damages, the Indemnifying Party shall have the right to assume the defense of the Third Party Claim in accordance herewith until the Parties have agreed or a final non-appealable judgment has been entered into, with respect to the determination of the potential damages. The Parties shall render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such Third Party Claim, including making employees available on a mutually convenient basis to provide additional information and explanation of any relevant materials or to testify at any Proceedings relating to such Third Party Claim.

(c) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnified Party to any injunctive or other non-monetary relief or any criminal liability, requires an admission of guilt or wrongdoing on the part of the Indemnified Party or imposes any continuing obligation on or requires any payment from the Indemnified Party without the Indemnified Party’s prior written consent.

(d) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the other Party from whom indemnification is sought.

Section 8.5 No Reliance.

(a) THE REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTOR PARTIES CONTAINED IN ARTICLE III CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTOR PARTIES TO ACQUIRER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE REPRESENTATIONS OF ACQUIRER CONTAINED IN ARTICLE IV CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF ACQUIRER TO THE CONTRIBUTOR PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, NO PARTY NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER DOCUMENT OR OTHER MATERIAL MADE AVAILABLE TO ANY PARTY IN ANY DATA ROOM, ELECTRONIC DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT). EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, EACH PARTY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES).

(b) Except as provided in Section 7.2, Section 8.1, Section 8.2 and Section 8.3(f), no Party nor any Affiliate of a Party shall assert or threaten, and each Party hereby waives and shall cause such Affiliates to waive, any claim or other method of recovery, in contract, in tort or under applicable Law, against any Person that is not a Party (or a successor to a Party) relating to the transactions contemplated by this Agreement.

ARTICLE IX

GOVERNING LAW AND CONSENT TO JURISDICTION

Section 9.1 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.2 Consent to Jurisdiction. Except as to the determination of Final Working Capital in accordance with Section 2.5, the Parties irrevocably submit to the exclusive jurisdiction of (a) the Delaware Court of Chancery and (b) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), for the purposes of any Proceeding arising out of this Agreement or the transactions contemplated hereby (and each agrees that no such Proceeding relating to this Agreement or the transactions contemplated hereby shall be brought by it except in such courts). The Parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Delaware Court of Chancery or (ii) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties also agrees that any final and non-appealable judgment against a Party in connection with any Proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

Section 9.3 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY ACTION OR PROCEEDING TO ENFORCE OR TO DEFEND ANY RIGHTS UNDER THIS AGREEMENT SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

Section 9.4 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of Section 5.9, Section 5.10, Section 5.13(d), Section 5.13(e), Section 5.20, Section 5.21, Section 5.22 or Section 7.2 (other than Section 7.2(a)) of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of Section 5.9, Section 5.10 or Section 5.11 of this Agreement and to enforce specifically such terms and provisions of this Agreement exclusively in the jurisdiction provided in Section 9.2, and all such rights and remedies at law or in equity may be cumulative, except as may be limited by Article VIII and Section 7.2. The Parties further agree that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.4 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Parties.

Section 10.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party or Parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.3 Notices. Any notice, demand or communication required or permitted under this Agreement (other than routine communications) shall be in writing and delivered by prepaid reputable overnight delivery service or other courier, addressed as follows, and shall be deemed to have been duly given as of the date of delivery; provided, however, that a notice of a change of address shall be effective only upon receipt thereof:

If to any Contributor Party to:

Inergy, L.P.

Two Brush Creek Boulevard

Suite 200

Kansas City, Missouri 64112

Telephone: (816) 842-8181

Facsimile: (816) 531-4680

Attention: General Counsel

And a courtesy copy to:

Vinson & Elkins L.L.P.

2500 First City Tower

1001 Fannin, Suite 2500

Houston, Texas 77002

Telephone: (713) 758-3747

Facsimile: (713) 615-5794

Attention: Gillian A. Hobson

If to Acquirer to:

Suburban Propane Partners, L.P.

240 Route 10 West

Whippany, New Jersey 07981

Telephone: (973) 503-9967

Facsimile: (973) 525-5994

Attention: General Counsel

And a courtesy copy to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Telephone: (713) 546-7418

Facsimile: (713) 546-5401

Attention: Sean T. Wheeler

Section 10.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. For a period of three (3) years from the date hereof, if any Person or its Affiliates enters into one or more transactions pursuant to which it acquires (whether through merger, asset sale or otherwise) a majority of the equity interests in a Party or a majority of the assets of a Party (each such acquirer, a “Successor”), then such Party shall cause the Successor to, as a condition to the consummation of such transaction(s), expressly assume the obligations of such Party under this Agreement and the other Transaction Documents; provided, that no such assumption shall relieve such Party of any obligation hereunder. In addition, for a period of three (3) years from the date hereof, if (i) a Party desires to distribute, or distributes, to its equityholders in one or more transactions the equity interests owned by such Party in an Affiliate (or the consideration received therefor) and (ii) such equity interests (or the consideration received therefor) constitute more than 50% of the consolidated assets on a fair value basis of such Party, taking into account any prior distributions of such equity interests (or the consideration received therefor), then such Party may effect such distribution only if such Affiliate expressly assumes the obligations of such Party under this Agreement and the other Transaction Documents; provided, that no such assumption shall relieve such Party of any obligation hereunder. Any assumption of the obligations of a Party pursuant to the preceding two sentences shall be (1) in writing, (2) in full, (3) unconditional, (4) irrevocable, and (5) provided contemporaneously with the closing of the transaction triggering such assumption No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided, however, that (a) Acquirer may assign this Agreement or any one or more of its rights or obligations hereunder to a Subsidiary of Acquirer that is disregarded as an entity separate from Acquirer for U.S. federal income tax purposes without the consent of the Contributor Parties; provided, further, that any such assignment by Acquirer shall not relieve Acquirer of any liability or obligation hereunder and (b) either Party may assign any of its rights under Section 7.2 (but not delegate any of its obligations) to one or more wholly owned direct or indirect Subsidiaries of such Party without the prior consent of the other Party. Any attempted assignment or transfer in violation of this Agreement shall be null and void.

Section 10.5 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and assigns. Except as provided in Section 8.1 and Section 8.2, none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party or any of their Affiliates. No such third party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any liability (or otherwise) against any other Party.

Section 10.6 Entire Agreement. Except for the Confidentiality Agreement and the Clean Team Agreement, which shall survive the execution of this Agreement, this Agreement and the other Transaction Agreements constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

Section 10.7 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.8 Representation by Counsel. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.9 Disclosure Schedules. The inclusion of any information (including dollar amounts) in any section of the Contributor Disclosure Schedule or the Acquirer Disclosure Schedule shall not be deemed to be an admission or acknowledgment by a Party that such information is required to be listed on such section of the Contributor Disclosure Schedule or the Acquirer Disclosure Schedule or is material to or outside the ordinary course of the business of such Party or the Person to which such disclosure relates. The information contained in this Agreement, the Exhibits and the Schedules is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Exhibits or the Schedules shall be deemed to be an admission by any Party to any third Person of any matter whatsoever (including any violation of a legal requirement or breach of contract). The disclosure contained in one disclosure schedule contained in the Contributor Disclosure Schedule or Acquirer Disclosure Schedule may be incorporated by reference into any other disclosure schedule contained therein, and shall be deemed to have been so incorporated into any other disclosure schedule so long as it is readily apparent on its face that the disclosure is applicable to such other disclosure schedule.

Section 10.10 Facsimiles; Counterparts. This Agreement may be executed by facsimile signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

CONTRIBUTOR PARTIES: INERGY, L.P.

By:	Inergy GP, LLC, its general partner

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

INERGY GP, LLC

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

INERGY SALES & SERVICE, INC.

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

ACQUIRER: SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Michael J. Dunn, Jr.
Michael J. Dunn, Jr.
President and Chief Executive Officer

Signature Page to Contribution Agreement

EXHIBIT A

“2018 Inergy Notes” is defined in the Exchange Offer Documents.

“2018 SPH Notes” is defined in the Exchange Offer Documents.

“2021 Inergy Notes” is defined in the Exchange Offer Documents.

“Accrued Interest” is defined in Section 2.4(a)(xvi).

“Acquired Assets” is defined in the recitals to this Agreement.

“Acquired Assets Purchase Price” means $36,000,000.

“Acquired Company” is defined in Section 5.11(a)(iii).

“Acquired Interests” is defined in the recitals to this Agreement.

“Acquirer” is defined in the preamble to this Agreement.

“Acquirer Debt Assumption Agreement” is defined in Section 2.4(a)(i).

“Acquirer Disclosure Schedule” means the disclosure schedule to this Agreement prepared by Acquirer and delivered to the Contributor Parties on the Execution Date, as it may be updated from time to time pursuant to Section 5.17.

“Acquirer Indemnitee” is defined in Section 8.1.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, a specified Person.

“Agreement” is defined in the preamble to this Agreement.

“Allocation” is defined in Section 2.9(a).

“Assignment of Interests” is defined in Section 2.4(a)(ii).

“Assumed Liabilities” is defined in Section 2.4(a)(xvi).

“Basket” is defined in Section 8.3(c).

“Bill of Sale” is defined in Section 2.4(a)(iii).

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable Laws.

“Cash” means cash held by the Propane Group Entities.

Ex. A-1

“Cash Consideration” means $200,000,000 less the Exchange Offer Cash Adjustment (as may be adjusted pursuant to Section 2.4(a)(xvi), Section 2.5 and Section 5.4).

“Claim” means any claim, whether or not a Third Party Claim, asserted against an Indemnifying Party pursuant to Article VIII.

“Claim Notice” is defined in Section 8.4(a).

“Clean Team Agreement” means that certain Agreement Regarding Exchange of Competitively Sensitive Information, dated on or about March 7, 2012, by and among NRGY and Acquirer.

“COBRA Obligations” is defined in Section 5.22(h).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 10, 2012, by and among NRGY and Acquirer.

“Consent Date” is defined in the Exchange Offer Documents.

“Contract” means any agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument or other legally binding arrangement. For the avoidance of doubt, the term “Contract” does not include any “Organizational Document” or instrument creating or granting any Owned Real Property.

“Contribution” is defined in the recitals to this Agreement.

“Contribution Closing” is defined in Section 2.1.

“Contribution Closing Date” is defined in Section 2.3.

“Contributor Disclosure Schedule” means the disclosure schedule to this Agreement prepared by the Contributor Parties and delivered to Acquirer on the Execution Date, as it may be updated from time to time pursuant to Section 5.17.

“Contributor Indemnitee” is defined in Section 8.2.

“Contributor Party” and “Contributor Parties” are defined in the preamble to this Agreement.

“Control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such Person, whether through ownership of Voting Interests, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.

“Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of January 5, 2012 by and among Suburban Operating, as Borrower, Acquirer, as parent, Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, and the other lenders from time to time party thereto, as amended.

Ex. A-2

“Credit Support Instruments” is defined in Section 5.19.

“Creditors’ Rights” is defined in Section 3.3(b).

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Delaware LP Act” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

“Divested Assets Value” is defined in Section 5.4(e).

“Divestiture Notice” is defined in Section 5.4(e).

“Divestiture Proceeds” is defined in Section 5.4(e).

“End Date” is defined in Section 7.1(c).

“Environmental Laws” means any and all applicable Laws pertaining to pollution, climate change, protection of the environment (including natural resources), workplace or employee health and safety (to the extent such health and safety relate to exposure to Hazardous Substances), and the Release, storage, disposal, treatment, transportation, handling or Remedial Action of, or exposure to, Hazardous Substances. The term “Environmental Law” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority.

“Equity Consideration” means a number of Suburban Common Units derived by dividing (a) $600,000,000 by (b) the Issue Price, rounded to the nearest whole Suburban Common Unit.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is or at the relevant time was a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Notes” means the senior unsecured notes of the Exchange Notes Issuers described in the Exchange Offer Documents that are offered in the Exchange Offer.

Ex. A-3

“Exchange Notes Indentures” means the indentures described in the Exchange Offer Documents governing the Exchange Notes.

“Exchange Notes Issuers” means Acquirer and Suburban Finance.

“Exchange Offer” means Acquirer’s offers to exchange the Exchange Notes for the NRGY Notes.

“Exchange Offer Cash Adjustment” means the “Cash Consideration” (as defined in the Offer to Exchange) paid to holders of NRGY Notes pursuant to the Exchange Offer.

“Exchange Offer Documents” means the Offer to Exchange and consent and letter of transmittal related to the Exchange Offer.

“Exchange Offer Expiration Date” means the “Expiration Date” as defined in the Exchange Offer Documents.

“Excluded Benefit Plans” is defined in Section 5.22(b).

“Excluded Employees” is defined in Section 5.22(a).

“Excluded Taxes” means (a) Taxes owed by the Contributor Parties and any of their Affiliates (other than the Propane Group Entities) for any taxable period; (b) Taxes imposed with respect to or relating to the Acquired Assets or the Propane Group Entities for any taxable period (or portion thereof) ending on or before the Contribution Closing Date; (c) Taxes imposed on Acquirer or any of its Affiliates (including, after the Contribution Closing Date, the Propane Group Entities) as a result of any breach of warranty or misrepresentation under Section 3.18, or breach by the Contributing Parties of any covenant relating to Taxes; (d) Taxes resulting from, or in connection with, the Pre-Contribution Closing Transactions; (e) Taxes for which the Propane Group Entities are held liable (i) as a transferee or otherwise through operation of law by reason of a transaction occurring prior to the Contribution Closing, or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any express agreement to indemnify any other Person entered into prior to the Contribution Closing; and (f) Taxes imposed as a result of the Propane Group Entities having filed any Tax Return on a combined, consolidated, unitary, affiliated or similar basis with another Person. In the case of Taxes that are payable with respect to a taxable period beginning on or prior to the Contribution Closing Date and ending after the Contribution Closing Date, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Contribution Closing Date shall be (A) in the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Transfer Taxes pursuant to this Agreement, as provided under Section 5.12(b)), deemed equal to the amount which would be payable if the taxable year ended on the Contribution Closing Date; and (B) in the case of all other Taxes, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Contribution Closing Date and the denominator of which is the number of days in the entire taxable period.

Ex. A-4

“Execution Date” is defined in the preamble to this Agreement.

“Expert” means an investment banking firm, accounting firm or appraisal firm of national reputation which is not an Affiliate of a Party.

“Expiration Date” is defined in Section 8.3(a)(i).

“Extraordinary Transaction” is defined in Section 5.28.

“Final Working Capital” means the following current assets (other than Retained Assets) of the Propane Group Entities: (1) cash on hand, including petty cash, (2) accounts, notes and miscellaneous receivables, net of allowances for doubtful accounts, (3) Inventory, net of any valuation allowances and (4) prepaid expenses and deposits; less the following current liabilities of the Propane Group Entities: (a) customer credits and deposits, (b) deferred revenue, (c) customer refunds payable; all measured as of the Contribution Closing Date and determined in accordance with GAAP and consistent with NRGY’s past practices to the extent consistent with GAAP and (d) any Retained Assets included in current assets of Inergy Propane. For the avoidance of doubt, all intercompany accounts between Inergy Propane and NRGY shall be disregarded in the calculation of Final Working Capital. For illustrative purposes only, an example of the calculation of Final Working Capital is set forth on Annex N.

“Form S-1” is defined in Section 5.20(a).

“Fundamental Representations” is defined in Section 8.3(a)(i).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any governmental, executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

“Guaranteed Debt” means the aggregate principal amount of 2018 SPH Notes issued in exchange for 2018 Inergy Notes pursuant to the Exchange Offer.

“Hazardous Substances” means any (a) substance, waste or material regulated, defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and (b) any petroleum or petroleum products or by-products, asbestos, poly-chlorinated biphenyls or radioactive, flammable or explosive material.

“Hedging Agreement” means any Contract, option, forward contract, fuel exchange swap, derivative or other financial instrument included in the Acquired Assets or to which any Propane Group Entity is a party which is designed to reduce exposure to market risks.

“Holding Period” is defined in Section 5.20(e).

Ex. A-5

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness and liabilities relating thereto for borrowed money and all letters of credit and similar obligations, including any interest thereon, (b) deferred purchase price and non-compete payments associated with the acquisition of any property or assets, (c) net amounts due upon settlement pursuant to any Hedging Agreements and (d) any contingent liability for, or guaranty by a Person of, any obligation of any other Person for money borrowed (including the pledge of any collateral or grant of any security interest by a Person in any property as security for any such liability, guaranty or obligation), whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement.

“Indemnified Party” is defined in Section 8.3(e).

“Indemnifying Party” is defined in Section 8.4(a).

“Inergy Partners” means Inergy Partners, LLC, a Delaware limited liability company.

“Inergy Propane” is defined in the recitals to this Agreement.

“Inergy Propane Amendment” means the amendment to the Third Amended and Restated Limited Liability Company Agreement of Inergy Propane in the form attached hereto as Annex K.

“Inergy Propane Debt Assumption Agreement” means the debt assumption agreement in the form attached hereto as Annex A-1.

“Inergy Propane Interests” is defined in the recitals to this Agreement.

“Inergy Sales” is defined in the preamble to this Agreement.

“Inergy Sales Contribution” is defined in the recitals to this Agreement.

“Inergy Sales Cash Consideration” means a portion of the Cash Consideration, if any, up to the value of the Acquired Assets Purchase Price determined in a manner consistent with Section 2.9.

“Inergy Sales Employees” is defined in Section 5.22(a).

“Inergy Sales Equity Consideration” means a number of Suburban Common Units derived by dividing (a) the excess of (i) the Acquired Assets Purchase Price over (ii) the Inergy Sales Cash Consideration, by (b) the Issue Price, rounded to the nearest whole Suburban Common Unit.

“Information” is defined in Section 5.9(b).

Ex. A-6

“Intellectual Property” means all United States and foreign: (a) patents, patent applications, utility models or statutory invention registrations (whether or not filed), and all invention disclosures, including all reissuances, divisionals, renewals, extensions, re-examinations, provisionals, continuations and continuations-in-part thereof; (b) trademarks, whether registered or common law, trademark applications, service marks, logos, slogans, designs, product configurations, trade dress, trade names, Internet domain names, corporate names, assumed names and registrations and applications for registration thereof (whether or not filed), other identifiers of source or goodwill, and the goodwill associated therewith; (c) all copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registrations and applications thereof (whether or not filed), and other works of authorship (including software); and (d) all trade secrets or confidential information regarding confidential inventions, know-how, proprietary software, invention disclosures, improvements, trade secrets, discoveries, proprietary information, technology, technical data, customer lists and information, supplier lists, manufacturer lists, blueprints, drawings, manuals, and all documentation relating to the foregoing.

“Intended Tax Treatment” is defined in Section 2.8.

“Intercompany Indebtedness” means all accounts receivable, accounts payable and other Indebtedness between the Contributor Parties and their Affiliates (other than the Propane Group Entities), on the one hand, and the Propane Group Entities, on the other hand.

“Inventory” means propane, heating oil and other distillates and all stock in trade, merchandise (including appliances), goods, supplies and other products, raw materials, work in process and finished products related primarily to the Propane Business owned by Inergy Sales or the Propane Group Entities, together with all rights against suppliers of such inventories (including claims receivable for rejected inventory), and all prepayments and amounts paid on deposit with respect to the same.

“IPCH” means IPCH Acquisition Corp., a Delaware corporation.

“IPCH/Inergy Partners Retained Units” means the aggregate number of Suburban Common Units distributed to IPCH and Inergy Partners in the Spin-Off.

“IRS” means the Internal Revenue Service of the United States.

“Issue Price” means the average of the daily high and low sales prices of Suburban Common Units for the twenty (20) consecutive trading days ending on the day prior to the Execution Date.

“Knowledge” means (a) with respect to the Contributor Parties, the actual knowledge after due inquiry of John J. Sherman, R. Brooks Sherman Jr., Phillip L. Elbert and Laura Ozenberger, and (b) with respect to Acquirer, the actual knowledge after due inquiry of Michael J. Dunn, Jr., Michael Stivala, Paul Abel and Mark Wienberg.

“Law” means any law, statute, code, ordinance, order, rule, rule of, or standard imposed by, common law, regulation, judgment, settlement, decree, injunction, writ, franchise, permit, requirement, certificate, license or authorization of any Governmental Authority, including NFPA 54 and NFPA 58.

Ex. A-7

“Leased Real Property” means all real property relating to the Propane Business leased or licensed by Inergy Sales or any Propane Group Entity, in each case, as tenant or licensee, together with, to the extent so occupied by Inergy Sales or any Propane Group Entity, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of Inergy Sales or the Propane Group Entities attached or appurtenant thereto and all material easements, licenses, rights and appurtenances relating to the foregoing. For the avoidance of doubt, the term “Leased Real Property” does not include the Retained Assets.

“Leave Employees” is defined in Section 5.22(a).

“Liabilities” means any and all debts, losses, awards, judgments, liabilities, claims, damages, or obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law) or Proceeding and those arising under any Contract, commitment or undertaking.

“Liberty Operations” is defined in the recitals to this Agreement.

“Liberty Propane” is defined in the recitals to this Agreement.

“Liberty Propane Amendment” means the Fourth Amended and Restated Agreement of Limited Partnership of Liberty Propane in the form attached hereto as Annex L.

“Liberty Propane GP” is defined in the recitals to this Agreement.

“Lien” means, with respect to any property or asset, (a) any mortgage, pledge, security interest, lien (including environmental tax lien), hypothecation or other similar property interest or encumbrance, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership in respect of such property or asset, and (b) any easements, eminent domain proceedings, rights-of-way, restrictions, restrictive covenants, rights, leases, licenses, violation, reverter and other encumbrances on title to real or personal property (whether or not of record).

“Losses” means, collectively, any losses, claims, damages, Taxes, Liabilities and costs and expenses (including reasonable attorneys’ fees and expenses) of any nature whatsoever.

Ex. A-8

“Material Adverse Effect” means, with respect to any Person, any change, event circumstance, effect or development that, considered together with all other changes, events, circumstances, effects and developments is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or operations of such Person and its Subsidiaries, taken as a whole; provided, however, that, a Material Adverse Effect shall not be deemed to have occurred as a result of any of the following changes, events or developments (either alone or in combination): (a) any change in general economic, political or business conditions (including any effects on the economy arising as a result of acts of terrorism), but which does not have a materially disproportionate impact on the business of such Person and its Subsidiaries relative to others in such Person’s industry; (b) any change in propane, heating oil or distillate commodity prices; (c) any change affecting the propane, heating oil or distillate storage, transportation and distribution industry generally but which does not have a materially disproportionate impact on the business of such Person and its Subsidiaries relative to others in such Person’s industry; (d) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Execution Date but which does not, in each case, have a materially disproportionate impact on the business of such Person and its Subsidiaries relative to others in such Person’s industry; (e) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated hereby; or (f) any change resulting from taking any action required to be taken to obtain any approval or authorization under any applicable Regulatory Law in accordance with this Agreement.

“Non-Assumed Plans” is defined in Section 5.22(k).

“Non-Propane Business Liabilities” means any Liability of any type whatsoever of NRGY or its Affiliates (including the Propane Group Entities) that does not relate to the Propane Business.

“NRGY” is defined in the preamble to this Agreement.

“NRGY 401(k) Plan” is defined in Section 5.22(c).

“NRGY Cash Consideration” means the Cash Consideration less the Inergy Sales Cash Consideration.

“NRGY Class A Units” means the Class A Units representing limited partner interests in NRGY.

“NRGY Class B Units” means the Class B Units representing limited partner interests in NRGY.

“NRGY Common Units” means the common units representing limited partner interests of NRGY.

“NRGY Contribution” is defined in the recitals to this Agreement.

“NRGY Credit Agreement” means the Amended and Restated Credit Agreement, dated November 24, 2009, as amended and restated as of February 2, 2011, among NRGY, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, as further amended from time to time, and related security agreements.

“NRGY Entities” means NRGY and each of its Subsidiaries (excluding the Propane Group Entities).

“NRGY Equity Consideration” means the Equity Consideration less the Inergy Sales Equity Consideration.

Ex. A-9

“NRGY Finance” means Inergy Finance Corp., a Delaware corporation.

“NRGY FSA Plan” is defined in Section 5.22(g).

“NRGY GP” is defined in the preamble to this Agreement.

“NRGY Indentures” means the indentures governing the NRGY Notes, as more particularly described in the Exchange Offer Documents.

“NRGY LTIP” means the Inergy Long Term Incentive Plan, as amended and restated effective August 14, 2008.

“NRGY Notes” means the issued and outstanding senior unsecured notes of the NRGY Notes Issuers described in the Exchange Offer Documents that are subject to the Exchange Offer.

“NRGY Notes Indebtedness” means the Total Notes Tender Amount at the Exchange Offer Expiration Date.

“NRGY Notes Issuers” means NRGY and NRGY Finance.

“NRGY Options” is defined in Section 5.22(n).

“NRGY Retained Units” means a number of Suburban Common Units derived by dividing (a) $6,000,000 by (b) the Issue Price, rounded to the nearest whole Suburban Common Unit.

“NRGY Support Agreement” is defined in Section 2.4(a)(xi).

“NRGY SEC Documents” is defined in Section 3.9(a).

“NRGY Subsidiary Guarantees” means, with respect to a Subsidiary of NRGY, such Subsidiary’s guarantee of (a) the NRGY Notes Issuers’ issued and outstanding 8.75% senior unsecured notes due 2015, 7.0% senior unsecured notes due 2018 and 6.875% senior unsecured notes due 2021 pursuant to the indentures governing such senior unsecured notes and (b) NRGY’s obligations under the NRGY Credit Agreement.

“NRGY Unitholders” means the holders of NRGY Common Units, NRGY Class A Units and NRGY Class B Units.

“NYSE” means the New York Stock Exchange.

“Offer to Exchange” is defined in Section 5.14(a).

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.

Ex. A-10

“Other Retained Liabilities” is defined in Section 8.1(e).

“Owned Intellectual Property” means all Intellectual Property exclusively owned by or assigned to Inergy Sales or any of the Propane Group Entities other than the Retained Assets.

“Owned Real Property” means all real property of the Propane Business in which Inergy Sales or any Propane Group Entity has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment of Inergy Sales or the Propane Group Entities attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing. For the avoidance of doubt, the term “Owned Real Property” does not include the Retained Assets.

“Party” and “Parties” are defined in the preamble of this Agreement.

“Permits” means all permits, approvals, certifications, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Authorities.

“Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes applicable to the assets of such Person or assessments not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with, and to the extent required by, GAAP; (b) Liens imposed by Law, including mechanics’, carriers’, workers’, repairers’, landlords’ and other similar liens arising or incurred in the ordinary course of business of such Person relating to obligations as to which there is no default on the part of such Person and for which adequate reserves have been established in accordance with GAAP, (c) any state of facts which an accurate on the ground survey of any real property of such Person would show, and any easements, rights-of-way, restrictions, restrictive covenants, rights, leases, and other encumbrances on title to real or personal property filed of record that do not materially interfere with the use and operation of any of the assets of such Person or the conduct of the business of such Person; (d) Liens encumbering the fee interest of those tracts of real property encumbered by rights-of-way; provided, however, that the same do not materially interfere with the use of the asset in the ordinary course of business; and (e) legal highways, zoning and building laws, ordinances and regulations, that do not materially interfere with the use of the assets of such Person in the ordinary course of business.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.

“Post-Signing Information” is defined in Section 5.17.

Ex. A-11

“Pre-Contribution Closing Tax” is defined in Section 5.12(a).

“Pre-Contribution Closing Transactions” is defined in Section 2.1.

“Proceeding” means any civil, criminal or administrative actions, arbitrations, Governmental Authority information requests, formal complaints, suits, Governmental Authority investigations or similar proceedings.

“Propane Business” means the following businesses of the Propane Group Entities and with respect to the Acquired Assets: (a) retail marketing, retail distributing, storing of propane at retail locations, retail transporting and retail selling of propane gas; (b) selling, servicing and installing parts, appliances, supplies and equipment (in each case) related to propane gas on a retail basis, including heating and cooking appliances; (c) marketing, distributing, leasing, storing, transporting, selling, installing and servicing of water conditioning equipment and related supplies; (d) retail marketing, retail distributing, storing of heating oil and other distillates at retail locations, retail transporting and retail selling of heating oil and other distillates; (e) selling, servicing and installing parts, appliances, supplies and equipment related to heating oil and other distillates on a retail basis, including heating appliances; and (f) performing services ancillary to those described in clauses (a), (b), (c), (d) or (e). For the avoidance of doubt, the term “Propane Business” does not include the Retained Assets or the business or operation thereof.

“Propane Business Personnel” means all employees and other service providers of NRGY, NRGY GP and their Affiliates (including the Propane Group Entities) who provide services to the Propane Business, including, for the avoidance of doubt, all employees and other service providers of Inergy Sales, but excluding all Excluded Employees.

“Propane Group Audited Financial Statements” means the audited consolidated balance sheets of Inergy Propane and its consolidated Subsidiaries as of September 30, 2010 and 2011 and audited consolidated statements of operations, statements of members’ capital and statements of cash flows of Inergy Propane and its consolidated Subsidiaries for each of the three most recent fiscal years.

“Propane Group Benefit Plans” is defined in Section 3.19(a).

“Propane Group Budget” means the 2012 budget of the Propane Business as in effect as of the Execution Date.

“Propane Group Employees” means the employees that are employed by the Propane Group Entities immediately prior to the Contribution Closing, including, for the avoidance of doubt, all Inergy Sales Employees that are transferred to the Propane Group Entities in accordance with Section 5.22(a) and excluding all Leave Employees and all Excluded Employees.

“Propane Group Entities” means each of Inergy Propane, Liberty Propane GP, Liberty Propane and Liberty Operations, collectively, but excluding the Retained Assets, and with each such entity a “Propane Group Entity.”

Ex. A-12

“Propane Group Material Adverse Effect” means any Material Adverse Effect in respect of the Propane Group Entities and the Acquired Assets taken as a whole.

“Propane Group Material Contracts” is defined in Section 3.15(a).

“Propane Group Unaudited Financial Statements” means the (a) unaudited consolidated balance sheet of Inergy Propane and its consolidated Subsidiaries as of December 31, 2011, (b) unaudited statement of members’ capital of Inergy Propane and its consolidated Subsidiaries for the three months ended December 31, 2011 and (c) unaudited consolidated statements of operations and statements of cash flows of Inergy Propane and its consolidated Subsidiaries for the three months ended December 31, 2011 and 2010.

“Purchase Price” means $1,800,000,000, as such amount shall be adjusted pursuant to Section 2.5 and Section 5.4.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Exchange Notes” means the senior unsecured notes of the Exchange Notes Issuers with identical terms to the Exchange Notes (except that such notes will not be subject to restrictions on transfer or to any increase in annual interest rate under certain circumstances) that are registered under the Securities Act and offered in exchange for Exchange Notes pursuant to the Registration Rights Agreement, as more particularly described in the Exchange Offer Documents.

“Registered Owned Intellectual Property” means Owned Intellectual Property issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Registration Rights Agreement” means the registration rights agreement by and among the Exchange Notes Issuers and Evercore Group L.L.C. and Citigroup Global Markets Inc. on behalf of holders of Exchange Notes, as more particularly described in the Exchange Offer Documents.

“Regulation S-X” means Regulation S-X of the General Rules and Regulations promulgated by the SEC.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state or foreign administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (b) protect the national security or the national economy of any nation.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

Ex. A-13

“Releasees” is defined in Section 5.25.

“Remedial Action” means all action to (a) clean up, remove or treat Hazardous Substances in the environment; (b) restore or reclaim the environment or natural resources; (c) prevent or mitigate the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment; (d) remove or abate Hazardous Substances in building materials or equipment; or (e) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance or monitoring.

“Representatives” is defined in Section 5.3.

“Reserved Taxes” is defined in Section 5.12(a)(i)(A).

“Responsible Officer” means, with respect to any Person, an executive officer of such Person.

“Restricted Business” means any business anywhere in the United States that provides products and/or services of the kind provided by the Propane Business as of the Contribution Closing.

“Restricted Territory” is defined in Section 5.11(a).

“Retained Assets” is defined in Section 2.1.

“Retained Names and Marks” is defined in Section 5.16(a).

“Retained Propane Business Liabilities” means any Liability of any type whatsoever of NRGY or its Subsidiaries (including the Propane Group Entities) that relate to, arise or are incurred in connection with the assets or operations of the Propane Business prior to the Contribution Closing Date (regardless of when asserted), including, (i) any and all Liabilities arising from or under any Environmental Laws relating to the Propane Business; (ii) any and all Liabilities relating to the Propane Business in connection with any claim by any Person, entity or agency claiming to have suffered any environmental damage or harm of any type, including any actual or alleged damage or harm to groundwater, surface water, well water, ground, soil, or the atmosphere, or otherwise relating to any Hazardous Material; (iii) unless otherwise provided for under Section 5.22, any and all employment, employee benefit or personnel-related Liabilities whatsoever relating to the Propane Business (excluding those arising out of Acquirer’s termination of or withdrawal from collective bargaining agreements or multiemployer plans, of NRGY or its Subsidiaries (including the Propane Group Entities) after the Contribution Closing Date); (iv) any Indebtedness of the Propane Group Entities relating to the Propane Business (except to the extent contemplated by the Acquirer Debt Assumption Agreement); (v) any Liability or obligation (whether absolute, accrued, contingent or otherwise) of NRGY or its Subsidiaries (including the Propane Group Entities) arising out of any claim or Proceeding relating to the Propane Business; (vi) any Liability or obligation (whether absolute, accrued, contingent or otherwise) of NRGY or its Subsidiaries (including the Propane Group Entities) arising out of any service provided by NRGY or its Subsidiaries (including the Propane Group Entities) relating to the Propane Business; and (vii) any and all fines, penalties or assessments relating to the Propane Business, whether civil or criminal in nature, levied by any Governmental Authority; provided, however, that Retained Propane Business Liabilities do not include any Liabilities (A) included in the definition of Final Working Capital, or (B) included in the definition of Assumed Liabilities.

Ex. A-14

“Retained Units” means the IPCH/Inergy Partners Retained Units and the NRGY Retained Units.

“Sarbanes-Oxley Act” is defined in Section 3.9(g).

“SEC” is defined in Section 3.9(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Select Propane Benefit Plans” is defined in Section 3.19(a).

“Settlement Date” is defined in the Exchange Offer Documents.

“Spin-Off” is defined in the recitals of this Agreement.

“Spin-Off Units” means a number of Suburban Common Units equal to the Equity Consideration less the NRGY Retained Units.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which a majority of the Voting Interests are at the time owned or Controlled directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Suburban Benefit Plans” is defined in Section 5.22(b).

“Suburban Common Units” means the common units representing limited partner interests of Acquirer.

“Suburban Entities” means Acquirer and all Subsidiaries of Acquirer.

“Suburban Finance” means Suburban Energy Finance Corp., a Delaware corporation.

“Suburban FSA Plan” is defined in Section 5.22(g).

“Suburban GP” is defined in Section 4.5(e).

“Suburban GP Interests” is defined in Section 4.5(e).

“Suburban GP Units” is defined in Section 4.5(e).

“Suburban Material Adverse Effect” means any Material Adverse Effect in respect to the Suburban Entities taken as a whole.

Ex. A-15

“Suburban Medical Plans” is defined in Section 5.22(d).

“Suburban Operating” is defined in Section 4.5(e).

“Suburban Operating Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Suburban Operating, as amended from time to time.

“Suburban Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Acquirer, as amended from time to time.

“Suburban SEC Documents” is defined in Section 4.7(a).

“Successor” is defined in Section 10.4.

“Tangible Property” means the tangible assets, storage tanks, vehicles, railroad tank cars, trailers and other delivery and service vehicles, tools, spare and repair parts, pipelines, and all other tangible property of the Propane Business, and, in the case of clause (a) below, fixtures, but excluding the real property (other than fixtures) and Inventory, in each case owned or leased by NRGY or any of its Subsidiaries and (a) used primarily by the Propane Business at the Real Property; or (b) used exclusively by the Propane Business and related to the storage and transportation of propane to the extent not falling within clause (a), whether or not located at a location owned by a customer of the Propane Business.

“Tax” means (a) any tax, charge, fee, levy, penalty or other assessment imposed by any U.S. federal, state, local or foreign taxing authority, including any excise, property, income, sales, transfer, margin, franchise, payroll, withholding, social security or other tax, including any interest, penalties or additions attributable thereto, whether disputed or not and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a consolidated, combined or unitary group for any period.

“Tax Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) with respect to Taxes and including any supplement or amendment thereof.

“Third Party” means any Person who is not a Party or an Affiliate of a Party.

“Third Party Claim” means any claim by any Person that or who is not a party to this Agreement asserts against any Indemnified Party.

“Title Defect” means any defect or encumbrance, existing immediately prior to the Contribution Closing, upon (a) any Owned Real Property that would cause the Propane Group Entity that purportedly owns such property or Inergy Sales (as applicable) to not have good and defensible title to such property that is free and clear of all Liens, other than any Permitted Liens and (b) any Tangible Property that would cause the Propane Group Entity that purportedly owns or leases such property or Inergy Sales (as applicable) to not have good title to such property, or a valid and binding leasehold or license interest in such property, that (in each case) is free and clear of all Liens, other than any Permitted Liens.

Ex. A-16

“Total Notes Tender Amount” means the aggregate principal amount of NRGY Notes tendered by holders thereof, and accepted by Acquirer, for exchange in connection with the Exchange Offer.

“Transaction Agreements” means, collectively, this Agreement, the Acquirer Debt Assumption Agreement, the Transition Services Agreement, the Exchange Notes Indentures, the Exchange Notes, the Registration Rights Agreement, the Liberty Propane Amendment, the Inergy Propane Amendment, the Support Agreement, the Assignment of LLC Interests and the Bill of Sale.

“Transfer” of a security shall be deemed to have occurred if a Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers, distributes or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; or (iii) deposits any such security or any interest therein into a voting trust, or enters into a voting agreement or arrangement with respect to any such security or any interest therein.

“Transfer Taxes” is defined in Section 5.12(b).

“Transferred Leave Employees” is defined in Section 5.22(a).

“Transition Services Agreement” is defined in Section 2.4(a)(vii).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC thereunder.

“Trustee” means The Bank of New York Mellon Trust, as trustee of the Exchange Notes.

“Unitholder Agreement” is defined in Section 2.4(a)(ix).

“Unitholder Litigation” means, with respect to a Person, any claim, action, suit or other proceeding by any equityholder or debtholder of such Person that alleges a breach by such Person, including, in the case of NRGY, NRGY GP, or, in the case of Acquirer, the board of supervisors of Acquirer, of an agreement, Organizational Document or Law in connection with the Contribution, the Exchange Offer or the Spin-Off or any of the Transaction Agreements.

Ex. A-17

“Voting Interests” of any Person as of any date means the equity interests of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of such Person (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

“Withholding Taxes” is defined in Section 2.6.

Ex. A-18